Exhibit 99.1

ROGERS COMMUNICATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2004 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Please refer to Note 23 to the 2004 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This discussion, the Audited Consolidated Financial Statements and the Notes thereto have been reclassified to reflect the retrospective application of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1100, “Generally Accepted Accounting Principles”, Emerging Issues Committee (“EIC”) Abstract 142, “Revenue Arrangements with Multiple Deliverables”, EIC Abstract 141, “Revenue Recognition”, and amended provisions of CICA Handbook Section 3860 “Financial Instruments - Disclosure and Presentation”. The retrospective adoption of these pronouncements resulted in our presentation of a classified balance sheet and the reclassification of the change in non-cash working capital items related to property, plant and equipment (“PP&E”) expenditures from operating activities to additions to PP&E under investing activities. For a more complete discussion, see the section entitled “New Accounting Standards - GAAP Hierarchy”. The retrospective adoption of these pronouncements also resulted in the reclassification of certain revenue, expense, long-term debt, and shareholders’ equity items, which are detailed in the sections entitled “New Accounting Standards - Revenue Recognition” and “New Accounting Standards - Financial Instruments - Disclosure and Presentation”. This MD&A is current as of March 7, 2005. This MD&A is organized into five sections.

OVERVIEW	OPERATING UNIT REVIEW	FINANCING AND RISK MANAGEMENT	ACCOUNTING POLICIES AND NON-GAAP MEASURES	ADDITIONAL FINANCIAL INFORMATION
3 Our Business	9 Wireless	44 Consolidated Liquidity and Capital Resources	57 Key Performance Indicators and Non-GAAP Measures	76 Five-Year Financial Summary
3 Our Strategy	23 Cable	49 Interest Rates and Foreign Exchange Management	60 Critical Accounting Policies and Estimates	77 Summary of Quarterly Results
4 Significant Fourth Quarter 2004 Events	36 Media	51 Outstanding Share Data	64 New Accounting Standards	78 2004 Quarterly Summary
5 Seasonality	44 Blue Jays	51 Dividends and Other Payments on RCI Equity Securities	67 U.S. GAAP Differences	79 2003 Quarterly Summary
5 Competition		52 Government Regulation	70 Intercompany and Related Party Transactions	80 Supplementary Information: Non-GAAP Calculations
5 Operating and Financial Results		53 Corporate Risks and Uncertainties		83 Supplementary Information: Pro Forma Information
56 Commitments and Other Contractual Obligations
57 Off-Balance Sheet Arrangements

Rogers Communications 2004 MD&A

In this discussion of operating results and financial position, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following four segments:

•	“Cable”, which refers to our wholly-owned subsidiary Rogers Cable Inc. and its subsidiaries;

•	“Wireless”, which refers to our wholly-owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries including Rogers Wireless Inc. (“RWI”);

•	“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries;

•	“Blue Jays”, which refers to our wholly-owned subsidiary Blue Jays Holdco Inc., which owns the Toronto Blue Jays Baseball Club;

“RCI” refers to Rogers Communications Inc. excluding its subsidiaries.

Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the sections below entitled “Risks and Uncertainties” in the respective segment discussions and on a consolidated basis.

Additional Information

Additional information relating to us, including our Annual Information Form and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

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OVERVIEW

Our Business

We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the country’s only Global System for Mobile Communications/General Packet Radio Service network, with Enhanced Data for GSM Evolution (“EDGE”) technology (“GSM/GPRS/EDGE”) network; in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Cable; in radio, television broadcasting, televised shopping, consumer magazines, and trade and professional publication businesses through Media; and in sports entertainment through the Blue Jays.

We also hold other interests including an investment in a pay-per-view movie service as well as investments in several specialty television channels, all of which are accounted for by the equity method. In addition, we hold interests in other companies for investment purposes.

Our Strategy

Our business strategy is to maximize revenue, operating income and return on invested capital by enhancing our position as one of Canada’s leading national diversified communications and media companies. Our objective is to be the preferred provider of communications, entertainment and information services to Canadians. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels and marketing resources across the Rogers group of companies to create value for our customers and shareholders.

RCI helps to identify and facilitate opportunities for Wireless, Cable, Media and Blue Jays to create bundled product and service offerings, as well as for the cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies and capital utilization by sharing infrastructure, corporate services and sales distribution channels.

We are deploying an advanced broadband Internet Protocol (“IP”) multimedia network to support primary line voice-over-cable telephony and other new services across our cable service areas. The completion of the network and launch of these services, scheduled to occur no earlier than mid-2005, is dependent upon a successful technical trial and implementation. This investment plan includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. As originally disclosed in February 2004, we anticipate that we will initially invest approximately $200 million in fixed costs to enable the launch of the service. Approximately $106 million of the initial investment occurred in 2004. Once this initial platform is deployed, variable additions to PP&E associated with adding each voice-over-cable telephony service customer, which includes uninterruptible back-up powering at the home, are expected to be in the range of $300 to $340 per subscriber addition.

To further our exposure to and scale position in the Canadian wireless market, we announced three significant structural and strategic initiatives during the latter part of 2004 which are further described below: the acquisition from AT&T Wireless Services, Inc. (“AWE”) of its 34% stake in Wireless; the acquisition of Microcell Telecommunications Inc. (“Microcell”); and the acquisition of the publicly-held 11.2% minority interest in Wireless.

For a more detailed discussion of the business strategies of Wireless, Cable, Media and Blue Jays, refer to the respective segment discussions below.

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Significant Fourth Quarter 2004 Events

Purchase of Rogers Wireless Shares

On September 13, 2004, we announced an agreement with JVII General Partnership ("JVII"), a general partnership wholly-owned by AWE, whereby we agreed to purchase all of JVII's 27,647,888 Class A Multiple Voting shares ("Class A shares") and 20,946,284 Class B Restricted Voting shares ("Class B shares") of Wireless for a cash purchase price of $36.37 per share totalling $1,767.4 million. We closed this transaction on October 13, 2004. As a result of the transaction, the shareholders' agreement among RCI, Wireless and JVII dated August 16, 1999, as amended, was terminated; the registration rights agreement between Wireless and JVII, also dated August 16, 1999, was terminated; and JVII’s four nominees to Wireless’ Board of Directors resigned.

Upon closing of this transaction on October 13, 2004, our ownership of Wireless increased from 55.3% at September 30, 2004 to approximately 89.3%.

The sale by AWE of its shares of Wireless did not impact or change the extensive North American wireless voice and data roaming capabilities between Wireless and AWE (now part of Cingular Wireless LLC). Customers of Wireless and Cingular continue to enjoy the benefits of seamless wireless roaming between Canada and the U.S. on North America's largest combined GSM/GPRS/EDGE network.

On November 11, 2004, we announced an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of Wireless, with the consideration being 1.75 RCI Class B Non-Voting shares for each Wireless Class B share held. The acquisition was successfully completed effective December 31, 2004, and Wireless became a wholly-owned subsidiary. We issued a total of 28,072,856 RCI Class B Non-Voting shares as consideration in this transaction.

Refer to “Critical Accounting Policies and Estimates - Purchase Price Allocations” and Note 3 to the Consolidated Financial Statements for more details regarding these transactions.

Acquisition of Microcell Telecommunications Inc.

On September 20, 2004, together with Wireless, we announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors recommended that its shareholders tender to Wireless’ offer, we obtained certain necessary regulatory approvals and the acquisition was successfully completed effective November 9, 2004. The acquisition of Microcell has made Wireless the largest wireless operator in Canada with over 5.5 million wireless voice and data customers across the country at December 31, 2004, and the only Canadian wireless provider operating on the world standard GSM/GPRS/EDGE wireless technology platform. We believe that the integration of Microcell, amongst other things, will lead to significant operating and capital spending efficiencies. Refer to “Critical Accounting Policies and Estimates - Purchase Price Allocations” and Note 3 to the Consolidated Financial Statements for more details regarding this transaction.

In the “Supplementary Information” section of this MD&A, certain financial and operating information has been prepared on a pro forma basis as if the three transactions relating to Wireless, as described above, and related financings had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Microcell and the accounting for the purchase of Wireless shares.

Financings

During the fourth quarter of 2004, long-term financings totalling approximately $3.3 billion were put in place. Approximately $2.8 billion was issued by Wireless to finance our purchase of the 34% interest in Wireless from AWE and the acquisition of Microcell. Approximately $509 million was issued by Cable to refinance borrowings under bank facilities. Refer to the section “Consolidated Liquidity and Capital Resources” and Note 11 to the Consolidated Financial Statements for more information regarding long-term debt.

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Seasonality

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Wireless, Cable, Media and the Blue Jays has unique seasonal aspects to its business. For discussions of the seasonal trends affecting the Wireless, Cable, Media and Blue Jays segments, please refer to the respective segment discussions below.

Competition

We currently face effective competition in each of our primary businesses from entities providing substantially similar services, some of which have significantly greater resources than we do. Each of our businesses also faces competition from entities utilizing alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. For detailed discussions of the specific competition facing each of Wireless, Cable, and Media, please refer to the respective segment discussions below.

Operating and Financial Results

See sections in this MD&A entitled “Critical Accounting Policies and Estimates” and “New Accounting Standards” and also the Notes to the Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.

We measure the success of our strategies using a number of key performance indicators as outlined in the section “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

For the year ended December 31, 2004, Wireless, Cable, Media and Blue Jays represented 49.6%, 34.7%, 16.0% and 1.1%, respectively, offset by corporate items and eliminations of 1.4%, of our consolidated revenue and 54.8%, 40.9%, 7.0% and (0.4)%, respectively, offset by corporate items and eliminations of (2.3)%, of our consolidated operating profit. For more detailed discussions of Wireless, Cable, Media and Blue Jays, refer to the respective segment discussions. Our 2004 financial results include the operations of Microcell from the date of acquisition of November 9, 2004.

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Summarized Consolidated Financial Results

(In millions of dollars, except per share amounts and margin)
Years Ended December 31,	2004	2003	% Chg
Operating revenue (1)
Wireless	$2,783.5	$2,207.8	26.1
Cable	1,945.7	1,788.1	8.8
Media	899.8	855.0	5.2
Blue Jays	61.9	-	-
Corporate items and eliminations	(82.6)	(59.0)	40.0
Total	$5,608.3	$4,791.9	17.0
Operating expenses (1)
Wireless	$1,833.1	$1,480.2	23.8
Cable	1,237.0	1,124.6	10.0
Media	778.3	748.3	4.0
Blue Jays	68.0	-	-
Corporate items and eliminations	(42.3)	(10.1)	318.8
Total	$3,874.1	$3,343.0	15.9
Operating profit (2)
Wireless	$950.4	$727.6	30.6
Cable	708.7	663.5	6.8
Media	121.5	106.7	13.9
Blue Jays	(6.1)	-	-
Corporate items and eliminations	(40.3)	(48.9)	(17.6)
Total	$1,734.2	$1,448.9	19.7
Other income and expense, net (3) (4)	1,801.3	1,369.5	31.5
Net income (loss)	$(67.1)	$79.4	(184.5)
Earnings (loss) per share
Basic	$(0.28)	$0.35	-
Diluted	$(0.28)	$0.34	-
Additions to PP&E (5)
Wireless	$439.2	$411.9	6.6
Cable	587.9	509.6	15.4
Media	19.6	41.3	(52.5)
Blue Jays	0.7	-	-
Corporate items and eliminations	7.5	0.9	733.3
Total	$1,054.9	$963.7	9.5
Operating profit margin (6)	30.9%	30.2%

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification of revenue have been made for all periods presented. See “New Accounting Standards - Revenue Recognition” section.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.
(3)	See the “Operating and Financial Results - Reconciliation of Operating Profit to Net Income (Loss)” section for details of these amounts.
(4)
On January 1, 2005, we adopted new Canadian accounting standards regarding the disclosure and presentation of financial instruments. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification of debt, shareholders’ equity and interest expense items have been made for all periods presented. See “New Accounting Standards - Financial Instruments - Disclosure and Presentation”.

(5)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.
(6)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section and Supplementary Information for details of the calculation.

6	Rogers Communications 2004 MD&A

Our consolidated revenue was $5,608.3 million in 2004, an increase of $816.4 million, or 17.0%, from $4,791.9 million in 2003. Of the increase, Wireless contributed $575.7 million, Cable $157.6 million, Media $44.8 million and Blue Jays $61.9 million. Effective July 31, 2004, as more fully described below, we began to consolidate the Blue Jays. As a result, equity losses of the Blue Jays for 2003 and for the first seven months of 2004 are included in losses from investments accounted for by the equity method, and the financial results of the Blue Jays for the last five months of 2004 are consolidated with our operations.

Our consolidated operating profit was $1,734.2 million, an increase of $285.3 million, or 19.7%, from $1,448.9 million in 2003. Wireless contributed $222.8 million, Cable $45.2 million, Media $14.8 million and Blue Jays ($6.1 million) of the operating profit increase (decrease). Consolidated operating profit as a percentage of operating revenue (“operating profit margin”) increased to 30.9% in 2004 from 30.2% in 2003. Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and additions to PP&E of Wireless, Cable, Media and Blue Jays.

On a consolidated basis, we recorded a net loss of $67.1 million for the year ended December 31, 2004, as compared to net income of $79.4 million in 2003.

Reconciliation of Operating Profit to Net Income (Loss)

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to net income as defined under Canadian GAAP.

(In millions of dollars)
Years Ended December 31,	2004	2003
Operating profit (1)	$1,734.2	$1,448.9
Depreciation and amortization	(1,092.6)	(1,040.3)
Operating income	641.6	408.6
Interest on long-term debt and other (2)	(576.0)	(541.9)
Gain on sale of investments	14.5	17.9
Writedown of investments	(6.0)	-
Income (loss) from investments accounted for by the equity method	(18.7)	(54.0)
Foreign exchange gain (loss)	(67.6)	303.7
Change in the fair value of derivative instruments	26.8	-
Loss on repayment of long-term debt	(28.2)	(24.8)
Investment and other income	29.5	2.2
Income tax recovery (expense)	(3.4)	26.1
Non-controlling interest	(79.6)	(58.4)
Net income (loss) for the year (2)	$(67.1)	$79.4

(1)	As defined. See the “Key Performance Indicators and Non-GAAP measures - Operating Profit and Operating Profit Margin” section.
(2)
On January 1, 2005, we retroactively adopted new Canadian accounting standards regarding the disclosure and presentation of financial instruments. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification of debt, shareholders' equity and interest expense items have been made for the periods presented. See "New Accounting Standards - Financial Instruments - Disclosure and Presentation".

Depreciation and Amortization Expense

Depreciation and amortization expense was $52.3 million higher in 2004 compared to 2003, primarily due to increased amortization of intangible assets of $49.7 million arising from the acquisition of Microcell and the non-controlling interests in Wireless, which going forward is expected to increase annual amortization expense by approximately $316 million. Subsequent adjustments to the purchase price allocations may impact depreciation and amortization going forward.

Operating Income

Operating income was $641.6 million in 2004, an increase of $233.0 million, or 57.0%, from $408.6 million in 2003, reflecting the combination of increased operating profit partially offset by increased depreciation and amortization expense.

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Interest Expense on Long-Term Debt

Interest expense in 2004 increased by $34.1 million compared to 2003, due primarily to the increase in long-term debt in the fourth quarter of 2004 associated with the acquisitions of Microcell and AWE’s interest in Wireless accompanied with increased accretion of the liability component of the Convertible Preferred Securities in 2004 compared to 2003.

Gain on Sale of Investments

Gain on sale of investments in 2004 was $14.5 million, primarily consisting of the gain realized on the exchange of Cogeco Cable Inc. shares for shares of Cogeco Inc.

Income (Loss) From Investments Accounted for by the Equity Method

We use the equity method to record losses and income from investments that we do not control, but over which we are able to exercise significant influence. The equity loss of $18.7 million for the year ended December 31, 2004 was reduced compared to the $54.0 million loss in 2003. The equity loss in 2003 consisted primarily of the Blue Jays’ losses of $56.5 million which were accounted for by the equity method. Effective July 31, 2004, due to the redemption of the Class A Preferred Voting shares as more fully described in the “Blue Jays” section, we began to consolidate the Blue Jays. As a result, the losses of the Blue Jays for the first seven months of 2004 of $22.7 million are included in losses from investments accounted for by the equity method during that period, while the Blue Jays’ results for the five months ended December 31, 2004 are consolidated with our operations.

Foreign Exchange Gain (Loss)

The foreign exchange gain of $303.7 million in 2003 arose primarily from the strengthening of the Canadian dollar during 2003 (by $0.2872), favourably affecting the translation of the unhedged portion of our U.S. dollar-denominated debt. In 2004, despite the continuing strength in the Canadian dollar on a year-over-year basis, we recorded a foreign exchange loss of $67.6 million, arising primarily from the change in accounting policy for derivative instruments that resulted in our discontinuing the treatment of cross-currency interest rate exchange agreements as hedges for the six-month period ended June 30, 2004, a period during which the Canadian dollar weakened against the U.S. dollar. On July 1, 2004, for accounting purposes, we designated the majority of our cross-currency interest rate exchange agreements as hedges on our U.S. dollar-denominated debt, thereby largely mitigating for accounting purposes our sensitivity to changes in the value of the Canadian dollar for the remainder of the year. See the section entitled “Change in Fair Value of Derivative Instruments” below.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with AcG-13, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in the fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.

Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements as hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges continue to be marked-to-market with their change in fair value each period either recorded in or charged against income, as appropriate.

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Loss on Repayment of Long-Term Debt

During 2004, we redeemed an aggregate US$708.4 million and $300.0 million principal amount of Senior Notes and Debentures and repaid in full a $1,750.0 million bridge credit facility related to the acquisition of AWG’s interest in Wireless. We paid aggregate prepayment premiums of $49.2 million, and wrote off deferred financing costs of $19.2 million, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the year, resulting in a loss on the repayment of long-term debt of $28.2 million.

Income Tax Expense

Income taxes for 2004 and 2003 consisted primarily of current income tax expense related to the Canadian Federal Large Corporations Tax.

Non-controlling Interest

Non-controlling interest represents the portion of Wireless’ income attributable to its minority shareholders prior to our acquisition of AWE’s interest in Wireless on October 13, 2004 and the privatization of Wireless on December 31, 2004. The non-controlling interest charge of $79.6 million for 2004 represents approximately 44.7% of Wireless’ income from January 1, 2004 until October 13, 2004 when we completed our purchase of AWE’s 34% ownership interest in Wireless, and 11.2% of Wireless’ income from October 13, 2004 to December 31, 2004, including the dilution effect from the exercise of Wireless stock options. The non-controlling interest in Wireless was reduced from 11.2% to nil on December 31, 2004 when we acquired the remaining minority interests in Wireless. The non-controlling interest of $58.4 million in 2003 represents the approximate 44.2% interest in Wireless’ net income during 2003. Reflecting our 100% ownership of Wireless effective December 31, 2004, in future periods the amount of the non-controlling interest in Wireless’ income will be nil.

Employees

Remuneration represents a material portion of our expenses. At December 31, 2004, we had approximately 18,057 full-time equivalent employees (“FTEs”) across all of our operating groups, including our shared services organization and corporate office, representing an increase of approximately 3,057 from the level at December 31, 2003 primarily due to an increase of 2,397 as a result of the acquisition of Microcell. Total remuneration paid to employees (both full and part time) in 2004 was approximately $917.5 million, an increase of 14.5% from $801.0 million from the prior year.

OPERATING UNIT REVIEW

WIRELESS

Wireless Business

Wireless is the largest Canadian wireless communications service provider, serving more than 5.7 million subscribers at December 31, 2004, including over 5.5 million wireless voice and data subscribers and nearly 0.2 million one-way messaging (paging) subscribers. The November 9, 2004 acquisition of Microcell, described above, added approximately 1.3 million of these subscribers to the total subscriber base. Wireless operates both a GSM/GPRS/EDGE network and a seamless integrated Time Division Multiple Access (“TDMA”) and analog cellular network. Wireless is Canada’s only carrier operating on the world standard GSM/GPRS technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 93% of Canada’s population. Wireless’ seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. Wireless estimates that its more than 5.5 million wireless voice and data subscribers represent approximately 17.3% of the Canadian population residing in its coverage area and approximately 36.8% of the wireless voice and data subscribers in Canada. Subscribers to Wireless’ services have access to these services in the U.S. through

9	Rogers Communications 2004 MD&A

roaming agreements with various U.S. wireless operators. Wireless’ subscribers also have access to wireless service internationally in over 170 countries, including throughout Europe, Asia and Latin America, through roaming agreements with other wireless providers.

Wireless Products and Services

Wireless offers wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the GSM/GPRS/EDGE network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, and two-way short messaging service (“SMS”).

Wireless Distribution Network

Wireless markets its products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 7,000 dealer and retail locations across Canada, which include approximately 2,000 locations selling subscriptions to service plans, handsets and prepaid cards and approximately 5,000 additional locations selling prepaid cards. Wireless’ nationwide distribution network includes an independent dealer network, Rogers Wireless and Fido stores and kiosks, major retail chains, such as RadioShack, and convenience stores. Wireless also offers many of its products and services through a retail agreement with Rogers Video, which is a division of Cable that had 294 locations across Canada at December 31, 2004, and on Wireless’ and Fido’s e-business websites. Wireless believes that the plans to maintain Microcell’s Fido brand and retail distribution network will provide it with improved market position in the youth segment and in many regions of Canada, especially the Province of Québec.

Wireless Networks

Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area with an owned and leased fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of these networks enables subscribers to make and receive calls and to activate network features anywhere in Wireless' coverage area and in the coverage area of Wireless’ roaming partners as easily as if they were in their home area.

In June 2002, Wireless completed the deployment of a digital wireless GSM/GPRS network overlay in the 1900 megahertz frequency band. The GSM/GPRS network provides high-speed integrated voice and packet data transmission service capabilities. During 2003, Wireless also completed the deployment of GSM/GPRS technology operating in the 850 megahertz spectrum across its national footprint, which expanded the network capacity, enhanced the quality of the GSM/ GPRS network and enabled the network to operate seamlessly between the two frequencies.

In June 2004, Wireless completed the deployment of EDGE technology across its national GSM/GPRS network. Accomplished by the installation of network software upgrades, EDGE more than tripled the wireless data transmission speeds previously available on the network.

Wireless’ integrated networks are operationally seamless in GSM/GPRS/EDGE digital functionality between the 850 megahertz and 1900 megahertz frequency bands, and between TDMA digital and analog modes at 850 megahertz.

The wireless network acquired upon the acquisition of Microcell is also a GSM/GPRS network and it operates on the 1900 megahertz frequency band. Wireless is presently in the process of integrating the Rogers Wireless and Microcell GSM/GPRS networks. Following the Microcell acquisition, Wireless holds 25 megahertz of contiguous spectrum across Canada in the 850 frequency range and 60 megahertz in the 1900 frequency range across the country with the exception of Southwestern Ontario, Northern Quebec, and the Yukon, NWT and Nunavut territories where it holds 50 megahertz in the 1900 frequency range.

10	Rogers Communications 2004 MD&A

Wireless Strategy

Wireless’ goal is to achieve profitable growth within the Canadian wireless communications industry, and its strategy is designed to maximize its cash flow and return on investment. The key elements of the Wireless strategy are as follows:

•	Enhancing its scale and competitive position in the Canadian wireless communications market through the acquisition and integration of Microcell;

•	Focusing on voice and data services that are attractive to youth, families, and small and medium-sized businesses to optimize its customer mix;

•	Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

•
Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, caller line ID, text messaging and wireless Internet;

•	Enhancing sales distribution channels to increase focus on youth and business customers;

•	Maintaining a technologically advanced, high quality and pervasive network by improving the quality of GSM/GPRS/EDGE network and increasing capacity; and

•
Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing.

Wireless Seasonality

Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses in that period. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.

Wireless Competition

At December 31, 2004, the highly-competitive Canadian wireless industry had approximately 15.0 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.

In the wireless voice and data market, Wireless competes primarily with two other national wireless service providers, Bell Mobility and Telus Mobility, as well as resellers such as Virgin Mobile Canada, Sprint Canada and Primus, and other emerging providers using alternative wireless technologies such as WiFi or “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.

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Recent Wireless Industry Trends

Focus on Customer Retention

The wireless communications industry’s current market penetration in Canada is approximately 47% of the population, compared to approximately 59% in the U.S. and approximately 99% in the United Kingdom, and Wireless expects the Canadian wireless industry to grow by approximately 4 percentage points of penetration each year. While this will produce growth, the growth on a year-over-year percentage change basis is slowing compared to historical levels. This deeper penetration drives an increased focus on customer satisfaction, the promotion of new data and voice services and features and primarily, customer retention. Legislation in the U.S. and other countries has mandated wireless number portability (“WNP”). Canadian regulators have indicated that they intend to review the matter in the 2005/2006 planning period and the recent federal budget has stated that implementation of WNP should occur expeditiously. As such, customer satisfaction and retention will become even more critical in the future.

Demand for Sophisticated Data Applications

The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as handsets and other hand-held devices, to develop more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos and video clips, and other functions. Wireless believes that the introduction of such new applications will drive the growth for data transmission services. As a result, wireless providers will likely continue to upgrade its digital networks to be able to offer the data transmission capabilities required by these new applications.

Migration to Next Generation Wireless Technology

The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capability. These networks are expected to support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, such as e-mail and purchasing systems.

Development of Additional Technologies

The development of additional technologies and their use by consumers may accelerate the widespread adoption of third generation (“3G”) digital voice and data networks. One such example is WiFi, which allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. The wireless connection is only effective within a range of approximately 100 meters and at theoretical speeds of up to 54 megabits per second. To address these limitations, WiFi access points must be placed selectively in high-traffic locations where potential customers frequent and have sufficient time to use the service. Technology companies are currently developing additional technologies designed to improve WiFi and otherwise utilize the higher data transmission speeds found in a 3G network. Future enhancements to the range of WiFi service, such as the emerging WiMax technology, and the networking of WiFi access points, may provide additional opportunities for mobile wireless operators to deploy hybrid high-mobility 3G and limited-mobility WiFi networks, each providing capacity and coverage under the appropriate circumstances.

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Wireless Operating and Financial Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The information provided in the tables below includes the operations of Microcell from the date of acquisition of November 9, 2004. Schedules of 2003 and 2004 pro forma financial and statistical data, presented as if the acquisition of Microcell had occurred on January 1, 2003, are included in the “Supplementary Information” section.

Summarized Wireless Financial Results

(In millions of dollars except operating profit margin)
Years Ended December 31,	2004	2003	% Chg
Operating revenue (1)
Postpaid (voice and data)	$2,361.1	$1,911.1	23.5
Prepaid	116.7	91.3	27.8
One-way messaging	24.5	27.6	(11.2)
Network revenue	2,502.3	2,030.0	23.3
Equipment revenue	281.2	177.8	58.2
Total operating revenue	2,783.5	2,207.8	26.1
Operating expenses (1)
Cost of equipment sales	509.6	380.8	33.8
Sales and marketing expenses	444.4	362.0	22.8
Operating, general and administrative expenses	879.1	737.4	19.2
Total operating expenses	1,833.1	1,480.2	23.8
Operating profit (2)	$950.4	$727.6	30.6
Additions to PP&E (3)	$439.2	$411.9	6.6
Operating profit margin as % of network revenue (2)	38.0%	35.8%

(1)	As reclassified. See the “New Accounting Standards - Revenue Recognition” section.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.

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Wireless Operating Highlights for the Year Ended December 31, 2004

•
Effective November 9, 2004, Wireless successfully acquired Microcell for total consideration of approximately $1,318.4 million, making it Canada’s largest wireless carrier and the country’s only provider operating on the global standard GSM/GPRS technology platform.

•
On December 31, 2004, Wireless became a wholly-owned subsidiary of RCI upon the completion of the acquisition by RCI of AWE’s 34% interest and all of RWCI’s publicly-owned Class B Restricted Voting shares.

•
Net additions of postpaid voice and data subscribers were 446,100, compared to the 400,200 net additions in 2003, reflecting higher gross additions, reduced levels of churn, and the acquisition of Microcell. Net additions of prepaid subscribers were 32,500 compared to 2,000 in 2003, reflecting the combination of Wireless’ continued emphasis on the higher-value postpaid segment of the market, selling prepaid handsets at higher price points and more price-competitive prepaid offerings in the market.

•
Revenues from wireless data services grew approximately 108.5% year-over-year to $141.6 million in 2004 from $67.9 million in 2003, and represented approximately 5.7% of network revenue compared to 3.3% in 2003.

•
Wireless successfully completed the deployment of EDGE technology across the entire Rogers Wireless GSM/GPRS network and has introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

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Network Revenue and Subscribers

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	% Chg
Postpaid (Voice and Data) (1)
Gross additions (2)	1,161.5	1,021.5	13.7
Net additions (2)(3)	446.1	400.2	11.5
Acquisition of Microcell subscribers (4)	752.0	-	-
Total postpaid retail subscribers (3)	4,184.1	3,029.6	38.1
Average monthly revenue per user ("ARPU")(5)(8)	$59.50	$57.25	3.9
Average monthly usage (minutes)	395	361	9.4
Churn (3)	1.81%	1.88%	(3.7)
Prepaid
Gross additions (2)	319.0	257.4	23.9
Net additions (losses) (2)(6)	32.5	2.0	-
Acquisition of Microcell subscribers (4)	541.8	-	-
Adjustment to subscriber base (7)	-	(20.9)	-
Total prepaid retail subscribers	1,334.1	759.8	75.6
ARPU(8)	$11.88	$10.08	17.9
Churn (6)	2.94%	2.82%	4.3
Total - Postpaid and Prepaid (1)
Gross additions (2)	1,480.5	1,278.9	15.8
Net additions (2)	478.6	402.2	19.0
Acquisition of Microcell subscribers (4)	1,293.8	-	-
Adjustment to subscriber base (7)	-	(20.9)	-
Total retail subscribers (3)	5,518.2	3,789.4	45.6
ARPU blended (5)(8)	$50.08	$47.19	6.1
One-Way Messaging
Gross additions	29.0	42.5	(31.7)
Net losses	(45.2)	(61.1)	(26.0)
Total subscribers	196.1	241.3	(18.7)
ARPU(8)	$9.25	$8.40	10.1
Churn	2.78%	3.13%	(11.2)
Wholesale subscribers (1)	91.2

(1)
Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category. Accordingly, approximately 43,600 wholesale subscribers were reclassified from the postpaid subscriber base to the “wholesale” category.

(2)	Subscriber activity includes Microcell beginning November 9, 2004.
(3)
Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested, consistent with the subscriber agreement terms and conditions, resulting in approximately 15,900 additional net postpaid subscribers being included in the year. This had the impact of reducing postpaid churn by 0.04% for the year.

(4)	Microcell subscriber base upon acquisition effective on November 9, 2004.
(5)
Effective January 1, 2004, Wireless adopted new Canadian accounting standards regarding the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(6)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Microcell is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition, impacting approximately 44,000 prepaid subscribers. This had the impact of reducing prepaid churn by 0.45% for the year.

(7)
In 2003, Wireless determined that subscribers who had only non-revenue usage should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

(8)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section.

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Wireless Network Revenue

Network revenue of $2,502.3 million accounted for 89.9% of Wireless’ total revenues in 2004, and increased 23.3% from 2003. This growth reflects the 45.6% increase in the number of wireless voice and data subscribers from 2003 combined with a 6.1% year-over-year increase in blended postpaid and prepaid ARPU. These figures include the results of Microcell from November 9, 2004.

Postpaid voice and data gross subscriber additions in 2004 represented 78.5% of total gross activations and over 93.2% of Wireless’ total net additions. Wireless has continued its strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has contributed to the significantly heavier mix of postpaid versus prepaid subscribers.

The 3.9% year-over-year increase in postpaid ARPU to $59.50 in 2004 reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. With the continued increase in the portion of its customer base using GSM handsets, Wireless has experienced significant increases in roaming revenues from its subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing the GSM network. The 108.5% growth in data revenues, from $67.9 million in 2003 to $141.6 million in 2004, represented approximately 68.4% of the $2.25 increase in postpaid ARPU.

Prepaid ARPU increased to $11.88 in 2004, compared to $10.08 in 2003, as a result of changes to pricing introduced in 2003 together with higher usage per subscriber and the impact of the acquisition of the higher ARPU Microcell prepaid subscriber base.

Wireless’ postpaid voice and data subscriber churn rate of 1.81% in 2004 improved from 1.88% in 2003 and reflects the continued emphasis on longer-term customer contracts and focused subscriber retention efforts. During 2004, Wireless experienced increased levels of customers being deactivated for non-payment. As a result, Wireless implemented more restrictive credit requirements during the fourth quarter of 2004. The increase in prepaid churn to 2.94% in 2004 from 2.82% in the prior year period reflects the minimal sales and marketing resources focused towards Wireless’ prepaid offerings given its postpaid focus, combined with highly-competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn has declined year-over-year to 2.78%, while one-way messaging ARPU has increased by 10.1%, reflecting pricing changes implemented in earlier periods. With 196,100 paging subscribers, Wireless continues to view paging as a profitable but mature business and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Sales

In 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $281.2 million, up $103.4 million, or 58.2%, from 2003. This significant increase in equipment revenue reflects the higher volume of handset upgrades associated with its retention programs, combined with the generally higher price points of more sophisticated handsets and devices and the higher volume of postpaid voice and data subscriber gross additions.

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Wireless Operating Expenses

(In millions of dollars, except per subscriber statistics)
Years Ended December 31,	2004	2003	% Chg
Operating expenses (1)
Cost of equipment sales	$509.6	$380.8	33.8
Sales and marketing expenses	444.4	362.0	22.8
Operating, general and administrative expenses	879.1	737.4	19.2
Total operating expenses	$1,833.1	$1,480.2	23.8
Average monthly operating expenses per subscriber before sales and marketing expenses (1)	$18.99	$17.62	7.8
Sales and marketing costs per gross subscriber addition (1)	$372	$376	(1.1)

(1)	As reclassified. See the “New Accounting Standards - Revenue Recognition” section.

The $128.8 million increase for 2004 in the cost of equipment sales reflects the significantly increased handset upgrade activity associated with Wireless’ retention programs and increased activations of new subscribers. Both the new subscriber acquisition and subscriber retention programs were influenced by the trend to higher-priced feature-rich colour handsets and data devices.

The 22.8% year-over-year increase in total sales and marketing expenses primarily reflects the higher variable acquisition costs associated with the 13.7% year-over-year increase in the number of postpaid voice and data gross additions in 2004, as compared to 2003, and the acquisition of Microcell. Variable sales and marketing expenses increased in line with Wireless’ strategy of offering customers incentives to enter into multi-year service contracts. Fixed sales and marketing costs, such as advertising and overhead costs, increased modestly in 2004, as compared to the prior year, largely due to increased advertising costs. Sales and marketing costs per gross addition was $372, a decrease of $4 from $376 in 2003.

The year-over-year increase in operating, general and administrative expenses of $141.7 million, or 19.2%, as compared to the corresponding period in 2003, is primarily attributable to the acquisition of Microcell, higher credit and collection costs, increases in network operating expense and growth in customer service and retention expenses reflective of the growth in Wireless’ customer base. Retention spending includes the cost of customer loyalty and renewal programs, as well as residual payments to third-party agents and distributors for ongoing service for certain existing customers. This increase is partially offset by savings related to more favourable roaming cost arrangements and operating efficiencies across various functions.

The year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses, to $18.99 in 2004 reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses. Total retention spending (including subsidies on handset upgrades) increased to $88.4 million in 2004 as compared to $75.7 million in 2003. Retention spending, both on an absolute and per subscriber basis, is expected to continue to grow as wireless market penetration in Canada increases.

Wireless Operating Profit

Operating profit grew by $222.8 million, or 30.6%, to $950.4 million in 2004 from $727.6 million in 2003. Operating profit as a percentage of network revenue, or operating profit margin, increased to 38.0% in 2004 from 35.8% in 2003 due to the strength of network revenue growth.

17	Rogers Communications 2004 MD&A

Additions to Wireless’ PP&E

Additions to PP&E totalled $439.2 million in 2004, an increase of $27.3 million, or 6.6%, from $411.9 million in 2003. Additions to network-related PP&E were $347.8 million compared to $339.8 million in the prior year, and included $195.8 million for capacity expansion of the GSM/GPRS/EDGE network and transmission, compared to $222.4 million in 2003. The balance of $152.0 million in additions to network-related PP&E related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E consisted of $66.9 million for information technology initiatives and $24.5 million for other facilities and equipment.

Wireless Employees

Remuneration represents a material portion of Wireless’ expenses. It ended 2004 with approximately 4,975 full-time-equivalent (“FTE”) and 312 contract equivalent (“CE”) employees, an increase of 2,611 and 188 respectively from December 31, 2003. The increase in the FTE and CE levels was primarily due to the acquisition of Microcell, which resulted in increases in the areas of sales operations, customer care, retention, credit and collections, network operations and information technology. Wireless also relies on employees of RCI in the area of, amongst other things, customer service call centres, for a material amount of services. These RCI employees are not included in the FTE levels that Wireless reports.

Total remuneration paid to employees (both full and part-time) in 2004 was approximately $226.0 million, an increase of $61.8 million, or 37.6%, from $164.2 million in the prior year.

Wireless Risks and Uncertainties

Wireless’ business is subject to risks and uncertainties that could result in a material adverse effect on its business and financial results as outlined below.

Wireless Faces Substantial Competition

The Canadian wireless communications industry is highly-competitive. In the wireless voice and data market, Wireless competes primarily with two other wireless service providers and may in the future compete with other companies, including resellers, such as Virgin Mobile Canada, Sprint Canada and Primus. Potential users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. Wireless also competes with rivals for dealers and retail distribution outlets. There can be no assurance that its current or future competitors will not provide services comparable or superior to those provided by Wireless, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which Wireless operates, or introduce competing services. Any of these factors could reduce Wireless’ market share or decrease its revenue.

Price Competition Could Adversely Affect Wireless’ Churn Rate and Revenue Growth

Aggressive pricing by industry participants in previous years caused significant reductions in Canadian wireless communications pricing. Wireless believes that competitive pricing is a factor in causing churn. Wireless cannot predict the extent of further price competition and customer churn in the future, but it anticipates some ongoing re-pricing of its existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from its existing customers, which could slow revenue growth.

Wireless May Fail to Achieve Expected Revenue Growth from New and Advanced Wireless Services

Wireless expects that a substantial portion of its future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, Wireless has invested and continues to invest significant capital resources in the development of its GSM/GPRS/EDGE network in order to offer these services. However, there may not

18	Rogers Communications 2004 MD&A

be sufficient consumer demand for these advanced wireless services. Alternatively, Wireless may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, would slow revenue growth and have a material adverse effect on Wireless’ business and financial condition.

Wireless Expects to Experience Significant Change in the Wireless Communications Industry

The wireless communications industry is experiencing significant technological change. This includes the increasing pace of upgrades to existing wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user needs and preferences. There is also uncertainty as to the pace and extent that consumer demand for wireless services will continue to increase, as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, Wireless’ future prospects and those of its industry remain uncertain.

Wireless Remains Subject to Risks Arising out of its Acquisition of Microcell, such as the Risks that it May Not Be Able to Successfully Integrate Microcell and May Not Be Able to Realize the Anticipated Synergies

Wireless’ acquisition of Microcell was based in part on the belief that acquiring Microcell would enable Wireless to achieve cost savings from elimination of duplicative operations and redundant infrastructure and to benefit from efficiencies in operations and capital spending. The successful realization of these synergies will depend on a number of factors, many of which are beyond Wireless’ control. Wireless may not be able to achieve the cost savings it anticipates from the acquisition, thereby causing its financial results to be less than expected.

Wireless may not be able to successfully integrate and manage Microcell’s business because of unanticipated difficulties in assimilating Microcell’s operations, services and corporate culture into its own. In particular, Wireless’ existing GSM/GPRS/EDGE network, information technology systems and billing systems and those of Microcell will require integration that could result in unexpected costs and complications that could have an adverse impact on Wireless’ ability to retain customers and adversely impact its financial results and position. If Wireless is unable to successfully integrate and manage Microcell’s business, or if the integration costs, including severance and other employee related costs, as well as costs to consolidate facilities, systems and operations, are more than anticipated or the integration diverts management attention or other resources from the operation of the existing business, then Wireless’ business and financial results may suffer.

Wireless may also be subject to unexpected claims and liabilities arising from the acquisition of Microcell, including claims and liabilities of Microcell that were not disclosed to Wireless or that exceed their estimates. These claims could be costly to defend and result in liabilities to Wireless which may be material in amount.

In 2000, Microcell obtained licences in the 2.5 MHz or MCS spectrum. This spectrum was acquired in a competitive licensing process and accordingly is subject to rollout commitments and commitments to fund a “Learning Plan”. If Wireless is unable to roll out the service in accordance with Industry Canada requirements, the MCS licences could be revoked by Industry Canada.

Wireless’ telecommunications network and portions of the telecommunications network operated by Microcell are based on the network equipment and infrastructure supplied by different telecommunications equipment vendors. This could materially adversely affect or delay the network integration plans and increase Wireless’ capital and operating costs.

There is No Guarantee that Wireless’ Third Generation Technology Will Be Competitive or Compatible with Other Technologies

The deployment of EDGE technology may not be competitive or compatible with other technologies. Wireless also expects to develop a High-Speed Downlink Packet Access (“HSDPA”) technology based network that will supplement its GSM/GPRS/EDGE networks. While Wireless and other U.S. and international operators have selected these technologies

19	Rogers Communications 2004 MD&A

as an evolutionary step from its current and future networks, there are other competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers and Wireless’ business may be materially adversely affected.

Wireless May Encounter Difficulties with Respect to the Continued Development of Third Generation Network Technology

Wireless is currently pursuing a strategy to transition its technology network to third generation technology with enhanced digital voice and data transmission capabilities. In order to implement this transition successfully:

•	Network technology developers must complete the refinement of third generation network technologies, specifically HSDPA, network technologies; and

•
Wireless must complete the implementation of the fixed network infrastructure to support its third generation technologies, which will include design and installation of upgrades to its existing network equipment.

Wireless cannot be certain that these steps will be completed in the time frame or at the cost anticipated. Wireless’ third generation technology network will rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology Wireless has chosen for its network will not perform as expected, that it may be unable to integrate the new technology with its current technology and that it may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of its network, which could materially adversely affect Wireless’ business.

Wireless is Highly Dependent Upon its Information Technology Systems and the Inability to Enhance its Systems or a Security Breach or Disaster Could Have an Adverse Impact on its Financial Results and Operations

The day-to-day operation of Wireless’ business is highly dependent on its information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on Wireless’ ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact its financial results and position. In connection with its acquisition of Microcell, Wireless intends to integrate its information technology systems with those of Microcell and this integration could result in unexpected costs and complications that could have an adverse impact on Wireless’ ability to retain customers, which could materially adversely impact its financial results and position.

In addition, Wireless uses industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,500 of Wireless’ employees and critical elements of the network infrastructure and information technology systems are located at the corporate offices in Toronto. In the event that Wireless cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of Wireless’ ability to recover without significant service interruption and commensurate revenue and customer loss.

Wireless is Dependent on Infrastructure and Handset Vendors, Which Could Impact the Quality of its Services or Impede Network Development and Expansion

Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses. The failure of one of Wireless’ network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy

20	Rogers Communications 2004 MD&A

Wireless’ customers’ demands, this could have a negative impact on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for Wireless’ networks could impact the quality of its service or impede network development and expansion.

Wireless Has Substantial Capital Requirements and Intends to Make Substantial Capital Expenditures, and it May Not be Able to Obtain Sufficient Financing to Execute its Business Strategy

The operation of Wireless’ network, the marketing and distribution of its products and services, the continued evolution of network technologies and the addition of network capacity will continue to require substantial capital resources. The actual amount of capital required to finance Wireless’ operations and network development may vary materially from its estimates. Wireless may not generate or have access to sufficient capital to fund these future requirements. If Wireless cannot obtain additional financing when needed, it will have to delay, modify or abandon some of its plans to construct a third generation network. This could slow Wireless’ growth and negatively impact its ability to compete in the wireless communications industry.

A Change in Foreign Ownership Legislation Could Increase Competition Which Could Reduce Wireless’ Market Share or Decrease its Revenue

Wireless could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless could reduce its market share and cause its revenues to decrease.

The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for Wireless and Increase Churn

Over the past several years, certain countries in Europe and Asia have mandated WNP. In addition, the U.S. wireless industry has also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. There has been no regulatory mandate for the implementation of WNP in Canada to date. The CRTC recently stated that it intends to review the matter in its 2005/2006 planning period (April 1, 2005 to March 31, 2006). If WNP were to be mandated, this would require carriers, including Wireless, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers. Most recently, the federal budget issued in February 2005 indicated that implementation of WNP should happen expeditiously. Although it has yet to be confirmed, Wireless believes that the CRTC will still proceed with a public review, albeit expedited, of this matter within its planning period.

Wireless’ Business is Subject to Various Government Regulations that Could Adversely Affect its Business or Increase Costs or Competition

The licensing, construction and operation of wireless communications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including Wireless’ ability to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. Any of the government agencies having jurisdiction over Wireless’ business could adopt regulations or take other actions that could materially adversely affect its business and operations, including actions that could increase competition or that could increase its costs.

Industry Canada grants radio licences for a specified term. All of Wireless’ cellular and PCS radio licences expire in 2011. Industry Canada has placed conditions on the maintenance of these licences and has the authority at any time to modify these licencing conditions to the extent necessary to ensure the efficient and orderly development of radio communication facilities and services in Canada. Industry Canada may decide not to renew Wireless’ licences when they expire and any

21	Rogers Communications 2004 MD&A

failure by Wireless to comply with the conditions on the maintenance of its licences could result in a revocation or forfeiture of any of its licences or the imposition of fines by Industry Canada.

Wireless is in the process of interconnecting its wireless network with the telecommunications network operated by Microcell, as a competitive local exchange carrier, for the purpose of termination of traffic on the public switched telephone network. This arrangement could be challenged before the CRTC. If the CRTC decided to disallow this arrangement this could adversely affect Wireless’ business, including increased income tax and operating costs.

Contribution Rate Increases Could Adversely Affect Wireless’ Results of Operations

Wireless is required to make payments equal to an annual percentage of adjusted revenues in accordance with the CRTC’s revenue-based contribution scheme to a fund established to subsidize the provision of basic local service in high cost regions. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced a contribution levy of 1.1% as the final rate for 2004 and has announced an interim rate for 2005 of 1.1%. Wireless cannot anticipate the final rate for 2005 or the rates for future years.

Third Generation Spectrum Allocation Could Increase Wireless’ Costs and Create a Significant Capital Funding Requirement

Industry Canada has released a proposed policy regarding third generation spectrum allocation and has indicated that a third generation spectrum auction may occur in the 2005 to 2006 timeframe. The spectrum frequency range for third generation spectrum has not been fully resolved, but Wireless believes that it will likely bear a close resemblance to the U.S. allocation. Although Wireless has acquired additional spectrum in connection with its acquisition of Microcell, it may choose to participate in the proposed auction to acquire new spectrum. Wireless does not know how much the cost of acquiring such spectrum in the proposed auction will be or when it will occur. Wireless could face a significant capital funding requirement in connection with this proposed auction.

Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage

Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving was implemented in Newfoundland in April 2003, which permits the use of hands-free devices. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause a material adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have a material adverse effect on Wireless’ business.

Concerns About Radio Frequency Emissions May Adversely Affect Wireless’ Business

Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

22	Rogers Communications 2004 MD&A

Wireless Could Lose its Wireless Licences if it, RWCI or RCI Fails to Comply With Governmental Limits on Non-Canadian Ownership and Control

Wireless’ wireless licences include a condition requiring it to comply with the ownership restrictions of the Telecommunications Act (Canada), the legislation that governs the provision of telecommunications services in Canada by telecommunications service providers. This condition provides that:

•	a minimum of 80% of the issued voting shares of a licensed carrier company, such as Wireless, must be owned and controlled by Canadians;

•	a minimum of 80% of the members of the Board of Directors of a licensed carrier company must be Canadians;

•	a parent corporation of a licensed carrier company, such as RCI, must have at least 66 2/3% of its voting shares owned and controlled by Canadians; and

•	neither a licensed carrier nor its parent corporation may be otherwise controlled in fact by non-Canadians.

Under the Radiocommunication Act (Canada), the legislation that governs the licencing and use of radio frequency spectrum in Canada, Wireless’ eligibility to hold its wireless licences is subject to the requirement that:

•	no more than 20% of Wireless’ voting shares, and no more than 33 1/3% of the voting shares of RCI, may be held by non-Canadians; and

•	neither Wireless, or RCI may be otherwise effectively controlled by non-Canadians.

Wireless is currently in compliance with all of these Canadian ownership and control requirements. However, to the extent that these requirements are violated, Wireless would be subject to various penalties, possibly including, in the extreme case, the loss of its wireless licences.

CABLE

Cable Business

Cable is Canada’s largest cable television company, serving approximately 2.25 million basic subscribers at December 31, 2004, representing approximately 29% of basic cable subscribers in Canada. At December 31, 2004, Cable provided digital cable services to approximately 675,400 households and Internet service to approximately 936,600 subscribers.

Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which comprise approximately 89% of its approximately 2.25 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its subscribers.

Cable Products and Services

Through its technologically advanced broadband networks, Cable offers a diverse range of services including analog and digital cable and residential and commercial Internet services.

23	Rogers Communications 2004 MD&A

At December 31, 2004, more than 93% of Cable’s network was upgraded to transmit 750 MHz of bandwidth or greater, which represents 100% completion of all urban areas served, and approximately 85% of its network was upgraded to transmit 860 MHz of bandwidth, as compared to approximately 39% at 860 MHz at December 31, 2003. More than 96% of its network is capable of transmitting 550 MHz of bandwidth or greater. With approximately 99% of its network offering digital cable services, Cable has a highly-competitive offer which includes high-definition television (“HDTV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), personal video recorder (“PVR”), time-shifted programming, pay-per-view (“PPV”) movies and events, as well as a significant line-up of digital specialty, multicultural and sports programming.

Cable’s Internet services are available to over 96% of homes passed by its network. It offers up to four distinct tiers of Internet services under the Rogers Yahoo! brand, differentiated largely by modem bandwidth settings. Cable also offers a wide range of data and Internet products to business customers.

Cable offers multi-product bundles at discounted rates to existing and new customers. These bundles allow customers to choose from among a range of cable, Internet and Wireless products and services, subject to, in some cases, minimum purchase and term commitments.

Cable also offers digital videodisc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video stores. There were 294 Rogers Video stores at December 31, 2004. Many of these stores provide customers with the additional ability to acquire Cable and Wireless products and services, to pay their cable television, Internet or Wireless bills and to pick up or return Rogers digital cable and Internet equipment.

Cable’s Distribution Network

In addition to the Rogers Video stores, as described above, Cable markets its services through an extensive network of retail locations across its network footprint, including the Wireless’ independent dealer network, Wireless’ stores and kiosks, and major retail chains such as RadioShack, Future Shop and Best Buy. It also offers products and services and customer service on its e-business Website, www.rogers.com.

Cable’s Networks

Cable’s cable networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow Cable’s multiple Ontario and New Brunswick cable systems to function as a single cable network. Its remaining subscribers in Newfoundland and Labrador, and New Brunswick are served by local head-ends. Its two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.

Cable’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that it serves, are connected by inter-city fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and have substantial reserves for future growth in the form of dark fibre and unused optical wavelengths. Approximately 90% of the homes passed by Cable’s network are fed from primary hubs, or head-ends, which each serve on average 100,000 home areas. The remaining approximately 10% of the homes passed by Cable’s network are in smaller and more rural systems mostly in New Brunswick and Newfoundland and Labrador which are, on average, served by smaller primary hubs.

Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet

24	Rogers Communications 2004 MD&A

service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Cable believes co-axial cable is the most cost-effective and widely deployed means of carrying two-way television and Internet services to residential subscribers.

Groups of an average of 640 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 750 MegaHertz (“MHz”) or 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. Cable believes the upstream bandwidth is sufficient to support multiple cable modem systems, cable telephony, and data traffic from interactive digital set-top terminals for at least the near term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node. Fibre cable has been placed to permit a reduction of the average node size from 640 to 300 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

Cable believes that the 750/860 MHz FTTF architecture provides them with sufficient bandwidth for foreseeable growth in television, data and future services, a high quality picture, advanced two-way capability and increased reliability. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitate its ability to rapidly introduce new services to subscribers with a lower capital cost. In new construction projects in major urban areas, Cable is now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides improved reliability due to fewer active network devices being deployed. FTTC also provides greater capacity for future narrowcast services.

Cable’s Strategy

Cable seeks to maximize revenue, operating income, and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced two-way cable services, including digital cable, Internet access, PPV, VOD, SVOD, PVR and HDTV. The key elements of the strategy are as follows:

•	Clustering of cable systems in and around metropolitan areas;

•	Offering a wide selection of products and services;

•	Maintaining technologically advanced cable networks;

•	Continuing to focus on increased quality and reliability of service;

•
Leveraging its relationships within the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing;

•	Continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company; and

•	Deploying advanced IP capabilities to provide high quality digital primary line voice-over-cable telephony service.

Cable’s Voice-Over-Cable Telephony Initiative

As discussed previously on page 3, Cable is deploying an advanced broadband Internet Protocol (“IP”) multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas.

25	Rogers Communications 2004 MD&A

Cable Seasonality

Cable subscriber additions and disconnections are subject to modest seasonal fluctuations which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations. These fluctuations generally have a minimal impact on Cable’s financial results.

Recent Cable Industry Trends

Investment in Improved Cable Television Networks and Expanded Service Offerings

In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet and digital cable services. These investments have enabled cable television companies to offer expanded packages of analog and digital cable television services, including VOD, SVOD, and PPV services; expanded analog and digital services, pay television packages, PVR, HDTV programming and multiple tiers of Internet services.

Increased Competition from Alternative Broadcasting Distribution Undertakings

Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.

Development of Cable Telephony Offerings

Many larger cable system operators or Multiple System Operators (“MSOs”), in North America have deployed or announced the pending deployment of local telephony service offerings over all or portions of their cable systems. The MSOs utilize either traditional circuit switched technologies or newer soft-switch-based voice over IP (“VoIP”) technologies to deploy local telephony. VoIP, when offered over a DOCSIS cable modem connection to an MSO’s network that is utilizing industry standard PacketCable certified components, enables an MSO to emulate, with the exception of network powering, the features, functionality and quality of service of traditional local telephone service. This is the same approach being deployed by Cable as discussed above.

Cable Operating and Financial Results

For purposes of this discussion, revenue has been classified according to the following categories:

•	Core cable, which includes revenue derived from:

• Analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and

•
Digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD and revenue earned on the sale and rental of set-top terminals;

•	Internet, which includes service revenues from residential and commercial Internet access service and modem sale and rental fees; and

•
Rogers Video, which includes the sale and rental of DVDs, videocassettes and video games and the sale of confectionary, as well as commissions Rogers Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet and digital cable.

Internet service has essentially become another service that leverages the cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This,

26	Rogers Communications 2004 MD&A

combined with Cable’s expanded bundling of cable television and Internet services, increasingly led to allocations of bundled revenues and network and operating costs between its core cable and Internet operations. As such, commencing January 1, 2003, reporting of the core cable and Internet segments of the cable segment were combined. Cable continues to provide separate statistical information on their Internet subscribers as it does for the digital cable subscriber subset of our core cable operations. In addition, Cable is continuing to report Internet revenues separate from those of core cable.

Operating expenses are segregated into four categories for assessing business performance:

•	Cost of Rogers Video store sales, which is composed of Rogers Video store merchandise and depreciation related to the acquisition of DVDs, videocassettes and game rental assets;

•
Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•	Operating, general and administrative expenses, which include all other expenses incurred to operate Cable’s business on a day-to-day basis and to service subscriber relationships, including:

	•	The monthly contracted payments for the acquisition of programming paid directly to the programming suppliers as well as to copyright collectives and the Canadian Programming Production Funds;

	•	Internet interconnectivity and usage charges and the cost of operating Cable’s Internet service;

	•	Technical service expenses, which includes the costs of operating and maintaining its cable networks as well as certain customer service activities such as installations and repair;

	•	Customer care expenses, which include the costs associated with customer order-taking and billing inquiries;

	•	Community television expenses, which consist of the costs to operate a series of local community-based television stations in the communities served by its cable services;

	•	Other general and administrative expenses; and

	•	Expenses related to the national management of the Rogers Video stores.

27	Rogers Communications 2004 MD&A

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Summarized Cable Financial Results

	Year Ended December 31,
(In millions of dollars, except margin)	2004	2003	% Chg
Operating revenue (1)
Core cable revenue	$1,253.1	$1,186.4	5.6
Internet revenue	378.9	322.3	17.6
Total cable revenue	1,632.0	1,508.7	8.2
Video Stores revenue	317.0	282.6	12.2
Intercompany eliminations	(3.3)	(3.2)	3.1
Total operating revenue	1,945.7	1,788.1	8.8
Operating expenses (1)
Cost of Video Store sales	145.9	129.9	12.3
Sales and marketing expenses	248.7	205.1	21.3
Operating, general and administrative expenses	845.7	792.8	6.7
Intercompany eliminations	(3.3)	(3.2)	3.1
Total operating expense	1,237.0	1,124.6	10.0
Operating profit (2)
Cable	680.5	639.8	6.4
Video Stores	28.2	23.7	19.0
Total operating profit	708.7	663.5	6.8
Operating profit margin: (2)
Cable	41.7%	42.4%
Video stores	8.9%	8.4%
Total	36.4%	37.1%
Additions to PP&E (3)	$587.9	$509.6	15.4

(1)
Effective January 1, 2004, Cable adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards - Revenue Recognition” section.

(2)
As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section and “Supplementary Information - Cable Calculations” section. Operating profit margin is calculated by dividing operating profit by revenue.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.

Cable Operating Highlights For the Year Ended December 31, 2004

•
Cable had growth in revenue generating units (“RGUs”), as defined (see the “Key Performance Indicators and Non-GAAP Measures - Revenue Generating Units” section), of 284,200 during 2004, driven by 158,800 net new Internet subscribers and 140,200 net new digital cable households, offset modestly by a net loss of 14,800 basic cable subscribers.

•
In February 2004, Cable, together with RCI, announced a plan for the deployment of an advanced broadband IP multimedia network to support voice-over-cable telephony and other new voice and data services across the Rogers Cable service areas, with initial service availability now expected no earlier than mid-2005.

•
Cable launched Rogers Yahoo! Hi-Speed Internet services and completed the transition of its entire residential Internet customer base to the new platform. These broadband services include some or all of the following

28	Rogers Communications 2004 MD&A

features: safety and security features with parental controls; an e-mail system with e-mail anti-virus; SpamGuard Plus; over 2 gigabytes of mail storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•
Cable launched “Rogers Yahoo! Hi-Speed Internet Extreme” service with a 5 Megabits per second (“Mbps”) modem setting, and it further expanded its suite of Internet access products with the launch of Rogers Yahoo! Hi-Speed Internet Ultra-Lite service.

•
Cable added to its rich “Rogers on Demand” suite of products with the addition of additional High Definition channels, the introduction of “The Movie Network OnDemand”, an SVOD service, and also launched a High Definition version of its successful PVR product.

•
Cable began offering customers in Ontario an all-digital channel line-up with all analog channels now fully digitized to offer picture and sound in digital format to customers who have a Rogers Digital Cable terminal or PVR. With the all digital line-up, these customers are able to experience Cable's extensive programming offering in 100% digital format, while at the same time retaining the ability to watch the analog channels on any cable outlet in the house without the need for extra digital boxes.

Cable Revenue and Subscribers

	Year Ended December 31,
(Subscriber statistics in thousands, except ARPU)	2004	2003	% Chg
Homes passed	3,291.1	3,215.4	2.4
Customer relationships (1)	2,355.9	2,339.3	0.7
Customer relationships, net additions (1)	16.6	19.7	(15.7)
Revenue generating units (1)	3,866.7	3,582.5	7.9
Revenue generating units, net additions (1)	284.2	282.1	0.7
Basic cable subscribers	2,254.6	2,269.4	(0.7)
Basic cable, net additions (losses)	(14.8)	(0.9)	-
Core cable ARPU (2)	$46.29	$43.69	6.0
Internet subscribers (3)	936.6	777.8	20.4
Internet, net additions (3)	158.8	149.3	6.4
Internet ARPU (2)	$37.25	$38.14	(2.3)
Digital terminals in service	795.7	613.6	29.7
Digital terminals, net additions	182.1	157.5	15.6
Digital households	675.4	535.3	26.2
Digital households, net additions	140.1	133.8	4.7

(1)	As defined - See the “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts, Customer Relationships, and Revenue Generating Units” sections.
(2)	As defined - See the “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section.
(3)
Effective in the third quarter of 2004, Cable modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but installation of the service was still pending. Historically, Cable had included both those subscribers that had the service installed and those with installations pending. Prior period results for Internet subscribers and net additions have been conformed to this current presentation.

Core Cable Revenue

Core cable revenue, which accounted for 64.4% of total revenues in 2004, totalled $1,253.1 million, a $66.7 million or 5.6% increase over 2003. Analog cable service increased year-over-year by $33.3 million due to price increases in August 2003 and July 2004, with the remaining $33.4 million increase primarily attributable to increased penetration of its incremental digital only cable services such as VOD, premium pay, specialty channels and ethnic programming.

29	Rogers Communications 2004 MD&A

The increase in core cable ARPU to $46.29 from $43.69 reflects the growing penetration of Cable’s digital products, its continued up-selling of customers into incremental programming packages and pricing changes in July 2004 and August 2003.

The popularity of the bundled offerings and the Rogers VIP customer loyalty program has continued. Cable estimates that approximately 1.1 million customers now subscribe to two or more Cable, Internet and Wireless services and it expects this trend to continue as it continues to develop and advertise unique product bundles. During the fourth quarter of 2004, Cable introduced a flexible new approach to bundling, the Rogers Better Choice Bundles, that replaced the Rogers Incredible Bundles which had been introduced in May 2002.

Internet Revenue

The growth of $56.6 million, or 17.6%, in Internet revenue primarily reflects the 20.4% increase in the number of Internet subscribers. Average monthly revenue per Internet subscriber for 2004 was $37.25, a decrease from $38.14 in 2003, due to increased promotional activity as well as an increase in the proportion of subscribers to Cable’s lower priced entry level Internet offerings. Year-over-year, the Internet subscriber base has grown by 158,800, resulting in 28.5% Internet penetration as a percentage of homes passed.

Video Stores Revenue

The $34.4 million, or 12.2%, increase in Rogers Video stores revenue reflects the combination of a 7.2% increase in same store revenues and an increase in the number of stores at December 31, 2004 to 294 compared to 279 at December 31, 2003. “Same stores” are stores that were open for a full year in both 2004 and 2003. The strong Rogers Video store sales results as compared to 2003 are attributable to an increase in the number of popular titles that were available in the year and higher average revenue per customer visit. At the end of 2004, many of the Rogers Video stores were integrated stores that offered access to a wide variety of cable, Internet and Rogers Wireless products and services, in addition to the core DVD and video rental and sales offerings.

Cable and Video Stores Operating Expenses

	Year Ended December 31,
(In millions of dollars)	2004	2003	% Chg
Cable operating expenses: (1)
Sales and marketing expenses	$123.3	$89.3	38.1
Operating, general and administrative expenses	828.1	779.6	6.2
Total Cable operating expenses	951.4	868.9	9.5
Video stores operating expenses
Cost of sales	145.9	129.9	12.3
Sales and marketing expenses	125.4	115.8	8.3
Operating, general and administrative expenses	17.6	13.2	33.3
Total Video stores operating expenses	288.9	258.9	11.6
Intercompany eliminations	(3.3)	(3.2)	3.1
Operating expenses	$1,237.0	$1,124.6	10.0

(1)	As reclassified - See the “New Accounting Standards - Revenue Recognition” section.

30	Rogers Communications 2004 MD&A

Cable sales and marketing expenses increased by $34.0 million, or 38.1%, in 2004 compared to 2003. The increase reflects the launch of and transition to the new Rogers Yahoo! Hi-Speed Internet offering across the entire residential Internet subscriber base which was supported with a significant marketing campaign. In addition, Cable significantly increased the level of spending on market awareness of its unique digital cable offerings and on-demand capabilities versus satellite, as well as an increased sales and distribution presence in retail locations.

The $48.5 million, or 6.2%, increase in cable operating, general and administrative expenses in 2004 compared to 2003 primarily relates to increased costs of programming associated with the growth in digital cable subscribers and the cost related to the deployment of digital set-top terminals; increased costs directly related to servicing a growing base of Internet subscribers; increased pension expense; and the impact of expensing stock options, which began in 2004.

The $16.0 million increase in cost of sales at the Rogers Video stores reflects the higher sales volumes as well as the increased number of store locations. The growth in store locations, from 279 stores at December 31, 2003 to 294 stores at December 31, 2004, was the primary driver of the increase in Rogers Video store sales and marketing expenses, which includes the cost of operating the stores. The $4.4 million increase in operating, general and administrative expenses for Rogers Video stores reflects increases in costs related to functions such as human resources and administration.

Cable Operating Profit

The 6.4% growth in total cable operating profit reflects the 8.2% revenue growth being more than offset by the 9.5% increase in total cable operating expenses. The 19.0% increase in operating profit at the Rogers Video stores was due to increased same store revenues, operating efficiencies and improved margins on the rental and sale of products.

The revenue and expense changes described above resulted in the core cable operating margin for 2004 declining to 41.7%, compared to 42.4% in 2003. This compression of Cable’s core cable operating margin resulted from its increase in sales and marketing expense as it supported the launch of a large array of new Internet and digital services as described above, the expensing of stock options and increased pension expense. Rogers Video operating margins increased to 8.9% in 2004 from 8.4% in the corresponding period of the prior year, as described above.

Additions to Cable’s PP&E

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. Cable categorizes its additions to PP&E according to a standardized set of reporting categories that were developed and agreed upon by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, core cable additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•
Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of Cable’s voice-over-cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

31	Rogers Communications 2004 MD&A

	Year Ended December 31,
(In millions of dollars)	2004	2003	% Chg
Customer premises equipment	$204.0	$181.6	12.3
Scaleable infrastructure	188.0	80.1	134.7
Line extensions	53.7	49.4	8.7
Upgrade and rebuild	40.8	114.4	(64.3)
Support capital	87.1	71.0	22.7
Additions to Core Cable PP&E	573.6	496.5	15.5
Additions to Rogers Video stores PP&E	14.3	13.1	9.2
Additions to Rogers Cable PP&E	$587.9	$509.6	15.4

The 15.4% year-over-year increase in additions to PP&E was primarily attributable to spending on scaleable infrastructure which increased by $107.9 million, of which $93.4 million was related to spending on the voice-over-cable telephony initiative; an increase in customer premises equipment of $22.4 million related to growth in the number of digital terminals purchased and an increase within that mix towards higher priced PVR and HDTV digital terminals; and an increase in support capital of $16.1 million, a portion of which relates to Cable’s voice-over-cable telephony initiative. These increases were offset by reduced spending on upgrades and rebuild of $73.6 million. In total, approximately $106.1 million was spent during 2004 on the voice-over-cable telephony initiative.

Cable Employees

Remuneration represents a material portion of Cable’s expenses. At December 31, 2004, Cable had approximately 5,920 full-time equivalent employees, 2,640 of which were employed by Rogers Video, an increase of 450 employees from the approximate 5,470 at December 31, 2003. The increase in employees is attributable to the growth at the Rogers Video stores and the need to service a growing base of digital and Internet subscribers. Total remuneration paid to employees (both full and part time) in 2004 was approximately $259.1 million, an increase of 9.5% from $236.6 million from 2003.

Cable’s Risks and Uncertainties

Cable’s business is subject to risks and uncertainties that could result in a material adverse effect on its business and financial results as outlined below.

Cable May Fail to Achieve Expected Revenue Growth From New and Advanced Cable Products and Services.

Cable expects that a substantial portion of its future growth will be achieved from new and advanced cable, Internet, voice-over-cable telephony and other IP products and services. Accordingly, it has invested and continues to invest significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services and have invested and continue to invest significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for Cable’s services may result in increased churn of Cable’s subscribers and a reduction in the total number of subscribers. Alternatively, Cable may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Cable’s failure to retain existing subscribers while increasing pricing or attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for cable products and services, could slow revenue growth and have a material adverse effect on their business and financial condition. In addition, its discounted bundled product and service offerings may fail to reduce churn and may have an adverse impact on its financial results.

32	Rogers Communications 2004 MD&A

Cable Plans to Invest Substantial Resources in Connection With its Voice-Over-Cable Telephony Services, and it May Not Recover All or Any of its Investment.

In connection with the offering of voice-over-cable telephony services, Cable anticipates that it will initially invest approximately $200 million prior to commercial launch in mid-2005, with approximately $106 million of the investment having already occurred during 2004. Once this initial platform is deployed, the additional variable additions to PP&E associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible back-up powering at the home, is expected to be in the range of $300 to $340 per subscriber addition. Cable does not expect to generate significant revenue from this investment during the next few years. It also cannot predict whether its voice-over-cable-telephony services will be accepted by its customers or whether its voice-over-cable telephony services will be competitive, from a quality and price perspective, with other telephony services that are and will be available to its customers. In addition, in deciding to invest in voice-over-cable telephony services, Cable has assumed that Incumbent Local Exchange Carriers (“ILECs”) will continue to be regulated for voice services and that effective safeguards will be maintained to restrict the ILECs’ ability to offer these services in an anti-competitive manner. Cable also has assumed that no material access obligations or other new restrictions will be placed on them. If these assumptions prove to be incorrect Cable may not recover any or all of its investment in voice-over-cable telephony services, which could have a material adverse effect on its business and financial condition.

Cable Faces Substantial Competition.

Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (“ISPs”) and video sales and rental services in Canada. Cable faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors. Competitors of Cable include direct-to-home (“DTH”), satellite providers, and other distributors of multi-channel television signals to homes for a fee, including “grey market” satellite service providers, which are U.S. direct broadcast satellite (“DBS”), providers whose signals are not sold but can be acquired in Canada, terrestrially-based video service providers, microwave multi-point distribution system (“MMDS”), operators, satellite master antennae television systems (“SMATVs”), and over-air television broadcasters. Other competitors of the cable television business are providers of “black market”, pirate systems to Canadian customers that enable customers to take, without paying a fee, programming services from U.S. and Canadian satellite providers by defeating the conditional access technology of the systems preventing unauthorized access. Competitors of the Internet business include other ISPs offering competing residential and commercial Internet access services. Competitors of the DVD, videocassette and video game sales and rental business include other video rental and retail outlets, as well as alternative entertainment media, such as theatres, sporting events, PPV services and broadcasting services, as well as competition from VOD and SVOD services introduced by cable television providers, legal and illegal methods of accessing entertainment on-line and online-based subscription rental services. Any of these factors could reduce our market share or decrease our revenue.

Competition in Multiple Dwelling Unit Buildings Could Lead to Revenue Losses.

The CRTC Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. CRTC winback rules also limit communications with customers in multiple dwelling unit buildings (“MDUs”) for ninety days after they have switched to a competitive supplier. In addition, there are restrictions on Cable’s ability to communicate with the residents of an MDU for ninety days after a competitive supplier signs an access agreement to provide service in the building. Approximately one-third of Cable’s basic cable subscribers are located in MDUs. These regulations and related policies could lead to competitive subscriber losses or pricing pressure in MDUs serviced by Cable, which could result in a reduction in its revenue.

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Forecasting Additions to PP&E May Become More Difficult, Which May Increase the Volatility of Cable’s Operating Results.

An increasing component of Cable’s additions to PP&E will be to support a series of more advanced services. These services include Internet, digital television, PVR, HDTV, VOD, SVOD, cable telephony and other enhanced services that require advanced subscriber equipment. A substantial component of the PP&E required to support these services will be demand driven. For example, increasing per-subscriber bandwidth usage may lead to increased network costs. As a result, forecasting Cable’s future levels of additions to PP&E will likely become less precise, which may increase the volatility of Cable’s operating results from period to period.

Increasing Programming Costs Could Adversely Affect Cable’s Results of Operations.

Cable’s single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable’s operating results if it is unable to pass such programming costs on to its subscribers.

Failure by Programming Suppliers to Continue its Operations May Reduce Cable’s Revenue.

There have been a significant number of new digital specialty channels and services that have become available in Canada since the latter portion of 2001. Cable believes that subscriber selection of these digital specialty service channels, whether individually, in pre-set theme packs or in customer-designed channel packages, will provide a consistent and growing stream of new revenue. In addition, the ability to attract subscribers to digital cable service is enhanced by the expanded variety of programming choices that are currently available, including a growing amount of HDTV and on-demand programming. If a number of programmers that supply digital specialty channels face financial or operational difficulty sufficient to cause them to cease its operations, and the number of digital specialty channels decreases significantly, it may have a significant negative impact on Cable’s financial results and financial position.

Reliance on Suppliers.

Cable sources its customer premise equipment, certain services and capital builds from certain key suppliers. While Cable has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the business in the short term.

If Cable is Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Cable Programming, Cable Could Experience a Decline in Revenues.

Cable utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that Cable will be able to effectively prevent unauthorized decoding of signals in the future. If Cable is unable to control cable access with its encryption technology, its subscription levels for digital programming including VOD and SVOD, as well as Rogers Video rentals, may decline, which could result in a decline in Cable’s revenues.

Cable is Required to Provide Access to its Cable Systems to Third Party ISP’s, Which May Result in Increased Competition.

Cable is required by the CRTC to provide access to its cable systems to third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and those rates are currently under review by the CRTC. As a result of the requirement that Cable provide access to third party ISPs, Cable may experience increased competition for Internet retail subscribers. In addition, these third party providers would utilize network capacity that Cable could otherwise use for its own retail subscribers. A third party ISP has connected to Cable’s network on a wholesale basis and is providing competing Internet services at retail. The increased competition and reduced network capacity could result in a reduction of Cable’s revenue.

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Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect its Business.

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association filed an application with the Ontario Energy Board (“OEB”) asking it to set a pole rate for all hydroelectric distributors in Ontario. The OEB accepted jurisdiction over this matter and held a hearing in November 2004. In New Brunswick, where there is currently no similar regulatory authority, Cable has received notifications from electric distributors that they will be seeking a rate increase for the poles that they own. As a result, the costs of obtaining access to support structures of hydroelectric companies in each of their cable service areas could be substantially increased and could adversely affect Cable’s operating results.

Cable is Highly Dependent Upon Information Technology Systems and the Inability to Enhance its Systems or a Security Breach or Disaster Could Have an Adverse Impact on its Financial Results and Operations.

The day-to-day operation of Cable’s business is highly dependent on the information technology systems. An inability to enhance the information technology systems to accommodate additional customer growth and to support new products and services could have an adverse impact on Cable’s ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact its financial results and position.

In addition, Cable uses industry standard network and information technology security, survivability and disaster recovery practices. Over 1,400 of Cable’s employees and critical elements of its network infrastructure and information technology systems are located at either of two sites: the corporate offices in Toronto and Cable’s Toronto operations facility. In the event that Cable cannot access either of these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and this could result in a condition that is beyond the scope of Cable’s ability to recover without significant service interruption and commensurate revenue and customer loss.

Cable May be Required to Pay Higher Royalty Rates to Copyright Collectives, Which Could Adversely Affect its Financial Position.

The Copyright Board of Canada (“Copyright Board”) is expected to issue a decision in 2005 on the royalty rates for the retransmission of television services for the 2004-2008 periods. As a result of this decision, the royalties Cable owes to copyright collectives could increase. A rate increase for 2004-2008, if Cable is unable to pass the increased rates to its customers, could have a material adverse effect on Cable’s operating results.

Cable’s Business is Subject to Various Governmental Regulations.

Cable’s operations are subject to governmental regulations relating to, among other things, licensing, competition, programming and foreign ownership. A significant percentage of its business activities is regulated by the CRTC under the Telecommunications Act (Canada), the Radiocommunication Act (Canada) and the Broadcasting Act (Canada), and accordingly Cable’s results of operations are affected by changes in regulations and decisions of the CRTC. Such regulation relates to, among other things, licensing, competition, the specific cable television programming services that it must distribute, as well as percentages of foreign ownership and control of cable television licences. In addition, Cable’s CRTC licences must be renewed from time to time and cannot be transferred without regulatory approval. The cable television systems are also required to obtain certain authorizations and to meet certain technical standards established by Industry Canada, pursuant to its authority under the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). Changes in regulation by the CRTC, Industry Canada or any other regulatory body could adversely affect Cable’s business and results of operations. In addition, the costs of providing any of its services may be increased from

35	Rogers Communications 2004 MD&A

time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access.

MEDIA

Media Business

Media holds our radio and television broadcasting operations, our consumer and trade publishing operations and our televised home shopping service. Media’s Broadcasting group (“Broadcasting”) comprises 43 radio stations across Canada (33 FM and 10 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), a specialty sports television service licensed to provide regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). In January 2004, Media acquired 50% ownership in Dome Productions, a mobile production and distribution joint venture. Broadcasting also holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network (“OLN”), G4TechTV Canada (“TechTV”), The Biography Channel Canada and certain other minority interest investments. In the case of TechTV and The Biography Channel, Broadcasting is also the manager. Media’s Publishing group (“Publishing”) produces approximately 70 consumer magazines and trade and professional publications and directories in Canada. In addition to its more traditional broadcast and print media platforms, the Media group also delivers content over the Internet relating to many of its individual broadcasting and publishing properties.

Effective January 1, 2005, ownership and management of Rogers’ sports operations were transferred to Media. The acquisition of SkyDome was completed on January 31, 2005 and SkyDome was renamed Rogers Centre. As such, beginning in the first quarter of 2005, the results of operations of the Blue Jays and Rogers Centre will be reported as part of the Media segment.

Media Strategy

Media seeks to maximize revenues, operating profit and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:

•	Focusing on specialized content and audiences through continued development of its portfolio of specialty channel investments, radio properties, publications and sports properties;
•
Continuing to leverage its strong brand names to increase advertising and subscription revenues, assisted by the cross-promotion of its properties across its media formats and in association with the “Rogers” brand; and

•	Focusing on growth and continuing to cross-sell advertising and share content across its properties and over its multiple media platforms.

Media Seasonality

Media is subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. The seasonality at Media is a result of fluctuations in advertising and related retail cycles as they relate to periods of increased consumer activity, with the fourth quarter generally the strongest quarter.

Recent Media Industry Trends

Increased Radio/TV Ownership Fragmentation

In recent years, Canadian radio and television broadcasters have had to operate in increasingly fragmented markets. Canadian consumers have a growing number of radio and television services available to them, providing them with an increasing number of different programming formats. In the radio industry, since the introduction of its Commercial Radio Policy in 1998, the CRTC has licensed more than 65 new radio stations through competitive processes in markets

36	Rogers Communications 2004 MD&A

across Canada. In that time, the CRTC has also licensed a large number of additional new FM stations through AM to FM station conversions. In the television industry, the CRTC has licensed a number of new, over-the-air television stations and a significant number of new digital Category 1 and Category 2 services. The new services and the new formats combine to fragment the market for existing radio and television operators.

Media Regulatory Developments

The CRTC has announced that a further review of the Commercial Radio Policy will not occur until decisions have been released later in 2005 regarding the licensing and policy framework for satellite and terrestrial subscription-based radio services.

The CRTC has released its digital television policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the CRTC policy provides an effective framework for continued growth and development of digital television broadcasting in Canada.

CRTC consultation processes have also been initiated to develop policy frameworks for the licensing and distribution of high definition pay and specialty services as well as the transition or migration of specialty services from analog to digital.

Media Competition

Broadcasting’s radio stations compete with the other stations in their respective market areas as well as with other media such as newspapers, magazines, television, outdoor advertising, direct mail marketing and the Internet.

Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual market stations. On a national level, Media’s Broadcasting division competes generally with other larger radio operators such as Corus Entertainment Inc., Standard Radio Inc. and CHUM Limited, each of which owns and operates radio station clusters in markets across Canada. Additionally, over the past several years the CRTC has granted additional licences in various markets for the development of new radio stations which in turn provide additional competition to the established stations in the respective markets. The CRTC is also considering the licencing of one or more new satellite and terrestrial subscription-based radio services and a decision is expected in the latter half of 2005.

OMNI.1 and OMNI.2 compete principally for viewers and advertisers with television stations that broadcast in Ontario, but primarily in the Toronto and southern Ontario markets. These include Canadian television stations in the Greater Toronto Area as well as U.S. border stations, and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers.

Rogers Sportsnet competes for viewers and advertisers principally with The Sports Network (“TSN”), Headline Sports and sports programs carried by other Canadian and U.S. television stations and networks.

On a product level, The Shopping Channel competes with various retail stores, catalog retailers, Internet retailers and direct mail retailers. On a broadcasting level, The Shopping Channel competes with other television channels for viewer attention and loyalty, particularly infomercials selling products on television.

The Canadian magazine industry is highly-competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S., titles that sell in significant quantities in Canada. In the past, the competition from foreign titles has been restricted to competition for readers as there have been restrictions on foreigners operating in the Canadian magazine advertising market. These restrictions were significantly reduced as a result of the enactment in 1999 of the Foreign Publishers Advertising Services Act (Canada) and amendments to the Canadian Tax Act. Increasing competition from U.S. magazines for advertising revenues is expected in the coming years.

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Media Operating and Financial Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

For discussion purposes, Media’s financial results have been divided into “Publishing”, “Radio”, “Television”, “The Shopping Channel”, and “Other”, which includes corporate expenses. Publishing includes Media’s consumer and business publications. Radio includes 43 AM and FM radio stations, TV Listings and its 50% share in Canadian Broadcast Sales (“CBS”). Television includes the results of its two OMNI TV channels, Rogers Sportsnet (in December 2004, Broadcasting acquired the remaining 20% interest in Rogers Sportsnet from Fox Sports Net Canada Holdings LLC (“Fox”), thereby taking its ownership interest to 100%), and its 50% ownership of Dome Productions. The Shopping Channel is Media’s televised home-shopping service.

Media’s revenues primarily consist of:

•	Advertising revenues;
•	Circulation and subscription revenues; and
•	Retail product sales.

Media’s operating expenses consist of:

•	Cost of sales, which is comprised of the cost of retail product at The Shopping Channel;
•	Sales and marketing expenses; and
•	Operating, general and administrative expenses, which include programming costs, production expenses, circulation expenses and other back-office type support functions.

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Summarized Media Financial Results

(In millions of dollars, except margins)	2004	2003	% Chg
Operating revenue
Publishing	$278.6	$289.9	(3.9)
Radio	204.7	177.2	15.5
Television	196.8	178.0	10.6
The Shopping Channel	230.9	210.5	9.7
Corporate items, eliminations and other	(11.2)	(0.6)	-
Total operating revenue	899.8	855.0	5.2
Operating expenses
Cost of sales	142.4	131.5	8.3
Sales and marketing	184.9	175.7	5.2
Operating, general and administrative	451.0	441.1	2.2
Total operating expenses	778.3	748.3	4.0
Operating profit (1)
Publishing	23.1	29.4	(21.4)
Radio	58.0	38.7	49.9
Television	36.8	27.7	32.9
The Shopping Channel	23.4	19.2	21.9
Corporate items	(19.8)	(8.3)	138.6
Total operating profit (1)	$121.5	$106.7	13.9
Operating profit margin(2)
Publishing	8.3%	10.1%
Radio	28.3%	21.8%
Television	18.7%	15.6%
The Shopping Channel	10.1%	9.1%
	13.5%	12.5%
Additions to property, plant and equipment (3)	$19.6	$41.3	(52.5)

(1)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section.
(2)
As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” section and the “Supplementary Information - Operating Profit Margin Calculations” section for the calculation. Operating profit margin equals operating profit divided by operating revenue.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to PP&E” section.

Media Operating Highlights and Significant Developments in 2004

•
Media’s Radio Broadcasting division was awarded three new radio licences by the CRTC for new FM stations in Halifax, Moncton, and Saint John that will, upon launch in the second half of 2005, provide comprehensive local news and information with in-depth coverage of local weather, traffic, sports and other community events.

•
Media’s Television Broadcasting division acquired the remaining 20% interest in Rogers Sportsnet held by Fox to increase its ownership in Sportsnet to 100%. The Television Broadcasting division also reached an agreement, subject to CRTC approval, to purchase the assets of NOWTV, a Vancouver over-the-air television broadcaster which also owns a licence for a Winnipeg television service, from Trinity Television Inc.

•
Through its 50% ownership of Dome Productions, a mobile production and distribution business, acquired in January 2004, Media has worked to increase production and distribution of HDTV content in Canada, resulting in increased HD programming from Sportsnet. In October 2004, the OMNI channels began broadcasting in HD, with its signals available exclusively via Cable.

•	In August 2004, Media’s Publishing division successfully launched Lou Lou, Canada’s first paid circulation shopping magazine for young women.

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Overview of Media 2004 Financial Results

Total revenue for Media was $899.8 million in 2004, an increase of $44.8 million, or 5.2%, from $855.0 million in 2003. Of the $44.8 million revenue growth, $27.5 million was generated by Radio, The Shopping Channel contributed $20.4 million of the growth, and Television contributed $18.8 million. These increases were partially offset by an $11.3 million reduction in revenue at Publishing. The year-over-year changes for the respective divisions are discussed below. Across all of Media’s divisions, approximately 53.5% of the total 2004 revenue was advertising based, as opposed to subscription or transaction based, essentially unchanged from 53.4% in 2003.

Total Media operating expenses were $778.3 million, up 4.0%, or $30.0 million over 2003. This increase was driven by an increase in cost of sales of $10.9 million attributable to increased sales at The Shopping Channel, an increase in operating, general and administrative expenses of $9.9 million, or 2.2%, and an increase in sales and marketing expenses of $9.2 million due to initiatives at Media focused on building brand recognition and promoting the various properties within its respective target demographics.

Total operating profit was $121.5 million in 2004, a year-over-year increase of 13.9%, or $14.8 million, which was primarily attributable to the results at the Radio and Television divisions. The year-over-year changes in operating expenses for the respective divisions are discussed below.

Publishing

Revenue at Publishing was $278.6 million, a reduction of $11.3 million, or 3.9%, from $289.9 million in 2003. Publishing experienced continued growth in its Women’s group of magazines, including the successful launch of Lou Lou in August, 2004, which was offset by the closure of Physicians Financial News (“PFN”) in August 2004, the transfer of Rogers Medical Information Solutions (“RMIS”) to RCI at the end of the third quarter of 2004 and modest declines in certain of its other groups.

The combination of the closure of PFN, the transfer of RMIS and the continued focus on its cost structure, partially offset by startup costs associated with the launch of Lou Lou, enabled Publishing to reduce operating expenses by $5.0 million, or 1.9%, from $260.5 million in 2004. The decrease in revenue, offset somewhat by the decrease in operating expenses, resulted in operating profit at Publishing of $23.1 million, a $6.3 million, or 21.4% decrease from 2003. Through 2005, Publishing intends to continue to build Lou Lou and all publication revenues while leveraging its reorganized infrastructure and reduced cost structure.

Radio

Radio revenue was $204.7 million, a $27.5 million or 15.5% increase from $177.2 million in 2003. The increase in Radio’s revenues over 2003 was primarily attributable to the continued success of the JACK-FM format and 680 News and a general upturn in demand for local advertising over prior year levels.

In addition to the costs associated with several reformatting initiatives, Radio increased spending on sales and marketing by 13.1% as compared to 2003 in an effort to promote the reformatted stations as well as to reinforce the positioning in the market of certain stations in key markets in Canada. The result was a 5.9% increase in year-over-year operating expenses at Radio.

With Radio’s revenue growth far out pacing its operating expense growth, operating profit increased by $19.3 million, or 49.9% from 2003 to $58.0 million and operating profit margins increased by 650 basis points to 28.3%.

In 2005, Radio intends to launch the three newly licensed FM stations in the Maritimes, which will provide these communities with comprehensive local news and information along with in-depth coverage of local weather, traffic, sports and other community events.

40	Rogers Communications 2004 MD&A

Television

Television in general experienced softness with respect to national advertising sales coupled with the impact of the NHL player lockout and this was reflected in the results of both the Sportsnet and OMNI properties. The $18.8 million increase in Television’s total revenues over 2003 primarily reflects the acquisition of the 50% interest in Dome Productions.

While the NHL player lockout was a significant contributor to lower advertising sales at Sportsnet, it also led to a significant reduction in programming and production costs as a result of games not being produced or aired. The reduction in costs associated with the NHL player lockout was more than offset by increased operating costs from the newly acquired interest in Dome Productions, resulting in the $9.7 million increase in Television’s operating expenses from 2003 levels. Revenue growth surpassed the increase in operating costs, resulting in a $9.1 million increase in Television’s operating profit compared to 2003.

In 2005, the Television division intends to focus on continuing to grow both the Sportsnet and OMNI properties, and will look to complete the acquisition of and then integrate NOWTV, a Vancouver over-the-air television broadcaster, pending regulatory approval of the transaction.

The Shopping Channel

The Shopping Channel’s revenue increased by $20.4 million, or 9.7%, to $230.9 million from $210.5 million in 2003 driven by increases in Health and Beauty and Jewellery product categories. In 2004, off-air sales represented 27.5% of revenue, up from 26.8% in 2003, which included catalogue, Web site and physical store sales.

Operating profit at The Shopping Channel was $23.4 million, a $4.2 million or 21.9% increase from $19.2 million in 2003. Results at The Shopping Channel in 2004 reflected a generally improved retail climate over that experienced during 2003, which was impacted by such factors as the SARS outbreak, combined with a continued focus on reducing product return rates, driving operating efficiencies from our national distribution centre and favourable purchasing power enabled by improved Canadian dollar exchange rates.

In 2005, The Shopping Channel intends to grow the selection of unique product offerings and various sales channels that have made it one of Canada’s largest retailers while at the same time looking to reduce costs through further operating efficiencies.

Additions to Media’s PP&E

Total additions to Media’s PP&E in 2004 were $19.6 million compared to $41.3 million in 2003. The decrease in 2004 was primarily due to spending in 2003 associated with Publishing’s move to the Rogers Campus in Toronto and Sportsnet’s acquisition of broadcasting equipment.

Media Employees

Media ended 2004 with 2,980 FTEs, a nominal decrease of 45 from 3,025 at December 31, 2003.

Total remuneration paid to Media employees (both full and part-time) was approximately $223.1 million, an increase of $18.2 million, or 8.9%, from $204.9 million in the prior year.

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Media Risks and Uncertainties

A Decline in Demand for Advertising Would Adversely Affect Media's Results of Operations.

Media depends on advertising as a material source of its revenue and its businesses would be adversely affected by a material decline in the demand for local or national advertising. Media derived approximately 53.5% of its revenues in 2004 from the sale of advertising. Media expects advertising will continue to be a material source of Media's revenue in the future. Advertising revenue, which is largely a function of consumer confidence and general economic conditions, remains unpredictable, although the diversity of the businesses Media operates, both geographically and in terms of the breadth of media, helps to provide some stability to the advertising revenue base. Most of Media's advertising contracts are short-term contracts that can be terminated by the advertiser with little notice. A reduction in advertising spending or loss of material advertising relationships would adversely affect Media's results of operations and financial position.

Media's Ability to Generate Advertising Revenue is Adversely Affected by Local and Regional Economic Downturns.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns outside of Media's control. Moreover, because a substantial portion of Media's advertising revenue is derived from local advertisers, Media's ability to generate advertising revenue in specific markets is adversely affected by local or regional economic downturns. This is particularly true in the concentrated Toronto market, where the combined revenue from Media's four radio stations and two over-the-air television stations represented approximately 13.8% of Media's revenue in 2004.

Media's Business is Sensitive to External Events.

External events and consumer behavior substantially influence advertising patterns and media usage. An unforeseen event such as a terrorist attack or war could result in a shift in consumer focus and a change in the price or quantity of advertising purchased. If advertising and media spending decline following an unforeseen event, Media's advertising revenues could be adversely affected.

A Loss in Media's Leadership Position in Radio, Television or Magazine Readership Could Adversely Impact Media's Sales Volumes and Advertising Rates.

It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media's radio, television and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media's radio and television ratings or magazine readership levels were to decrease substantially, Media's advertising sales volumes and the rates which it charges advertisers could be adversely affected.

Media's Failure to Identify, Complete and Integrate Acquisitions Could Slow the Growth of its Business and Adversely Affect its Financial Condition and Results of Operations.

Historically, Media's growth has been generated, in part, by strategic acquisitions. Media intends to continue to selectively pursue acquisitions of radio and television stations and publishing properties and has acquired sports properties. Media is not able to predict whether it will be successful in acquiring properties that enhance its businesses. If Media is unable to identify and complete acquisitions, its growth could slow from historical levels. In addition, Media could face difficulties associated with integrating the operations of businesses that it does acquire, which could have a material adverse effect on Media's business, financial condition or results of operations.

Media Faces Increased Competition.

New programming or content services, as well as alternative media technologies, such as digital radio services, satellite radio, DTH satellite, wireless and wired pay television, Internet radio and video programming, and on-line publications

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have either begun competing, or may in the future compete with Media's properties for programming and publishing content, audiences and advertising revenues. These competing technologies may increase audience fragmentation, reduce Media's ratings or have an adverse effect on its local or national advertising revenue. These or other technologies and business models may have a material adverse effect on Media's results of operations.

An Increase in Paper Prices, Printing Costs or Postage Could Adversely Affect Media's Results of Operations.

A significant portion of Publishing's operating expenses consist of paper, printing and postage expenses. Paper is Publishing's single largest raw material expense, representing approximately 6.7% of Publishing's operating expenses in 2004. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 9.3% of Publishing's operating expenses in 2004. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. A material increase in paper prices, printing costs or postage expenses to Publishing could have a material adverse effect on Media's business, results of operations or financial condition.

Changes in Regulatory Policies May Adversely Affect Media's Business.

Media expects the CRTC to review the Commercial Radio Policy of 1998, in 2005. In the interim, the CRTC is reviewing applications for new satellite and terrestrial subscription-based radio services, including the establishment of a satellite radio policy and licencing framework. The CRTC has released its digital television policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the CRTC policy provides an effective framework for the growth and development of digital television broadcasting in Canada. CRTC regulatory processes have also been initiated to develop policy frameworks for the licencing and distribution of high definition pay and specialty services as well as the transition or migration of specialty services from analog to digital.

The cable and telecommunications industries in Canada generally promote the easing or elimination of foreign ownership restrictions. If successful, the easing or elimination of such ownership restrictions may cause or require integrated communications companies to establish a separate ownership structure for their broadcasting content entities.

Tariff Increases Could Adversely Affect Media's Results of Operations.

Copyright liability pressures continue to affect radio services. SOCAN and the Neighbouring Rights Collective Society (“NRCC”) have proposed increases to each of their respective radio tariffs, with the NRCC also seeking to eliminate important revenue threshold and all-talk station tariff payment exemptions. If fees were to increase, such increases could adversely affect Media's results of operations. A decision from the Copyright Board is expected in 2005.

Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media's Channels.

Pressures regarding the favourable channel placement of The Shopping Channel and Sportsnet below the first cable tier will likely continue to exist. Unfavourable channel placement could negatively affect the results of The Shopping Channel and Sportsnet.

Introduction of New Technology.

The deployment of PVRs could influence Media’s capability to generate television advertising revenues as viewers are provided with the opportunity to ignore advertising aired on the television networks.

Although it is still too early to determine its impact, the emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations.

43	Rogers Communications 2004 MD&A

BLUE JAYS

Effective July 31, 2004, due to the redemption and cancellation by the Blue Jays of all of the outstanding preferred voting shares held by Rogers Telecommunications Limited (“RTL”), a company controlled by our controlling shareholder, we began to consolidate the Blue Jays’ results. As a result, equity losses of the Blue Jays for the first seven months of 2004 are included in losses from investments accounted for by the equity method, and the financial results for the remaining five months of 2004 are consolidated with our operations.

During the five months ended December 31, 2004, the Blue Jays generated revenue of $61.9 million primarily related to baseball revenue, which comprises home game and concession revenue, and revenue generated from Major League Baseball’s revenue sharing agreement whereby funds are distributed to and from clubs based on the clubs’ respective revenues.

Operating expenses for the five months ended December 31, 2004 were $68.0 million, which consist primarily of player salaries, team costs, scouting and stadium operations as well as a non-cash write-off of $15.2 million relating to a lease receivable. As a result, an operating loss of $6.1 million was recognized for the five months ended December 31, 2004.

On a pro forma comparative basis, Blue Jays revenue for the 12 months ended December 31, 2004 increased 4.1% to $136.8 million from $131.4 million in the corresponding period of 2003. The operating loss in 2003 of $19.1 million increased to a loss of $21.9 million in 2004.

On November 29, 2004, the Blue Jays announced an agreement with Sportsco International to acquire Rogers Centre, formerly SkyDome, for approximately $25 million, subject to closing adjustments. Rogers Centre, the retractable roofed stadium in Toronto, which seats over 50,000 guests, is the largest entertainment venue in Canada and is the home playing field of the Blue Jays. The acquisition of Rogers Centre was completed on January 31, 2005. Effective January 1, 2005, ownership and management of Rogers’ sports operations was transferred to Media. As such, beginning in the first quarter of 2005, the results of operations of the Blue Jays and Rogers Centre will be reported as part of the Media segment.

FINANCING AND RISK MANAGEMENT:

Consolidated Liquidity and Capital Resources

Operations

In 2004, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from net income, increased to $1,305.0 million from $1,031.0 million in 2003. The $274.0 million increase is primarily the result of the increase in operating profit of $285.3 million.

Taking into account the changes in non-cash working capital items for 2004, cash generated from operations was $1,242.9 million, compared to $902.3 million in the previous year.

Cash flow from operations of $1,242.9 million, together with the following items, resulted in total net funds of approximately $6,333.4 million raised in 2004:

•	Aggregate proceeds of $4,788.3 million from nine debt issues described in the following “Financing and Risk Management: Consolidated Liquidity and Capital Resources - Financing” section; and

•
Net equity proceeds of $302.2 million, of which $238.9 million was received from a “bought deal” equity issue of Class B Non-Voting shares and the remaining $63.3 million was received from the issuance of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options.

44	Rogers Communications 2004 MD&A

Net funds used during 2004 totalled approximately $6,079.0 million, the details of which include:

•
The redemption/repayment of an aggregate principal amount of $1,605.3 million of long-term debt comprised of the redemption of four debt issues and the repayment of all of Microcell’s outstanding bank debt, as more fully described in the following “Financing” section;

•	The $1,772.8 million acquisition of the 34% stake in Wireless owned by AWE, including related fees and expenses paid;
•	The acquisition of Microcell for $1,148.6 million, net of cash acquired;
•	Additions to PP&E of $994.9 million, net of $60.0 million changes in non-cash working capital;
•	The net repayment of $237.5 million of advances under bank credit facilities;
•	The acquisition of 20% of the Blue Jays from Labatt’s for $39.1 million and the redemption of Blue Jays Holdco Class A Preferred shares held by RTL for $30.0 million;
•	Other acquisitions of $66.7 million, the largest of which was Media’s acquisition of the 20% minority interest in Sportsnet for $45.0 million;
•	Financing costs incurred of $66.1 million;
•	Premiums on the early repayment of long-term debt aggregating $49.2 million;
•	Payment of dividends of $23.4 million on Class B Non-Voting shares, Class A Voting shares and Series E Preferred shares;
•	Other investment net, aggregating $26.7 million; and
•
An aggregate of $18.7 million for various items, comprised of $6.1 million for the acquisition of spectrum, $6.2 million net cost for the termination of certain cross-currency interest rate exchange agreements and a $6.6 million net reduction in capital leases and mortgage obligations.

Taking into account the cash deficiency of $10.3 million at the beginning of the year, the cash on hand at the end of the year was $244.0 million.

In 2005, Cable expects total additions to PP&E of between $590 million and $690 million of which approximately $110 million to $130 million will be directly associated with the deployment of cable telephony. The expected additions to PP&E at Cable, excluding those directly related to cable telephony, primarily relate to the purchase and placement of CPE associated with new digital and Internet subscribers and scaleable infrastructure to expand the capacity and improve the performance of Cable’s network.

In 2005, Wireless expects total additions to PP&E, excluding additions to PP&E associated with the integration of Microcell or potential expenditures associated with the development or deployment of fixed wireless initiatives, to be between $475 million and $500 million.

Financing

Our long-term debt instruments are described in Note 11 to the Consolidated Financial Statements.

In February 2004, RWI completed a debt issuance in an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014, and on March 26, 2004, used approximately US$734.7 million of the proceeds to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9.375% Senior Secured Debentures due 2008. Also in February 2004, Wireless unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. In February 2004, Wireless also entered into US$750 million notional amount of new cross-currency interest rate exchange agreements.

As a result of these transactions, Wireless recorded a loss on repayment of $2.3 million, which included redemption premiums of $34.7 million and the write-off of deferred financing costs of $7.8 million, offset by a $40.2 million gain on the release of the deferred transitional gain related to the cross-currency interest rate exchange agreements that were unwound during the first quarter of 2004. The cross-currency interest exchange agreements were previously treated as

45	Rogers Communications 2004 MD&A

effective hedges for accounting purposes prior to the adoption of the new rules with respect to accounting for hedges, as discussed in Note 2 to the Consolidated Financial Statements.

In February 2004, Cable redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of debt of $18.0 million.

In March 2004, Cable completed a debt issue in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes due 2014. During the first quarter of 2004, Cable entered into an aggregate US$525.0 million notional amount of new cross-currency interest rate exchange agreements.

In September 2004, we announced an agreement with Microcell to make an all cash tender offer of $35.00 per share to acquire Microcell. We completed the acquisition effective November 9, 2004. Including direct incremental acquisition costs of approximately $14.9 million, the purchase price totalled $1,318.4 million, including warrants of $51.7 million to be acquired in May 2005. However, net of $118.1 million cash acquired and net of the $51.7 million of warrants to be acquired, the cash outlay was $1,148.6 million. In addition, we permanently repaid all of Microcell’s $353.2 million outstanding bank debt and cancelled its bank loan agreements. We also unwound all of Microcell’s cross-currency interest rate exchange agreements at a cost of $64.6 million. The funding for this acquisition was initially comprised of: utilization of Wireless’ cash on hand, drawdowns under Wireless’ committed $700.0 million amended bank credit facility, and proceeds from a bridge loan from RCI of up to $900.0 million, of which $850.0 million was drawn for a fee of $4.25 million. The bridge loan had a term of up to two years from November 9, 2004 and was made on a subordinated unsecured basis. The bridge loan’s interest rate was 6.0% per annum and was prepayable in whole or in part without penalty. This $850.0 million bridge loan was permanently repaid on November 30, 2004 with part of the proceeds of the debt issues completed on the same date.

In October 2004, we established a $1.75 billion bridge credit facility with a group of Canadian financial institutions to fund (together with cash on hand) the $1.767 billion purchase price of the 34% stake in Wireless from AWE. This bridge facility was permanently repaid in full and cancelled in December 2004 with $350.0 million cash on hand together with the proceeds of a $1.4 billion loan from Wireless to us.

In November 2004, RWI completed aggregate debt issuances in the principal amount of approximately US$2.356 billion (approximately $2.807 billion) which consisted of: $460.0 million 7.625% Senior Secured Notes due 2011; US$550.0 million Floating Rate Senior Secured Notes due 2010; US$470.0 million 7.25% Senior Secured Notes due 2012; US$550.0 million 7.50% Senior Secured Notes due 2015; and US$400.0 million 8.0% Senior Subordinated Notes due 2012. On economic basis, all of the U.S. dollar-denominated debt was hedged with respect to fluctuations in foreign exchange with cross-currency interest rate exchange agreements.

In November 2004, Cable completed two debt issues totalling US$426.7 million aggregate principal amount consisting of $175.0 million 7.25% Senior (Secured) Second Priority Notes due 2011 and US$280.00 million 6.75% Senior (Secured) Second Priority Notes due 2015. On an economic basis, all of the debt was hedged with respect to fluctuations in foreign exchange with cross-currency interest rate exchange agreements.

In January 2004, Cable established a dividend/distribution policy to distribute $6.0 million per month to RCI on a recurring basis, starting January 2004. During 2004, $72.0 million was distributed pursuant to this policy.

In April 2004, we filed a shelf prospectus with each of the provinces in Canada and in the U.S., under which we are able to offer up to aggregate US$750.0 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof, for a period of 25 months. The $250.0 million equity issue referenced below was made by way of a prospectus supplement to the final shelf prospectus.

In June 2004, we issued 9,541,985 Class B Non-Voting shares at $26.20 per share for net proceeds of $238.9 million. This equity issue was done on a “bought deal” basis under our shelf prospectus.

46	Rogers Communications 2004 MD&A

In November 2004, Cable made a $660.0 million distribution to us, as a return of capital, to assist indirectly in the initial financing of the acquisition of Microcell by Wireless.

In December 2004, Wireless distributed $1,750.0 million to RWCI as a return of capital, of which $1.4 billion was cash. The consideration for the remaining amount was the issuance of $350.0 million demand subordinated non-interest bearing promissory note. RWCI subsequently advanced $1.4 billion to RCI evidenced by a loan agreement and secured with the shares of our subsidiaries, Cable and Rogers Acquisition Inc.

We structure our borrowings generally on a stand-alone basis. Therefore, borrowings by each of our three principal operating groups are generally secured only by the assets of the respective entities within each operating group, and such instruments generally do not provide for guarantees or cross-collaterization or cross-defaults between groups. Currently, no such guarantees or cross-collaterization or cross-defaults between the groups exist.

Cable’s amended and restated $1.075 billion bank credit facility, which was established in January 2002, is comprised of two tranches: (1) the $600 million Tranche A that matures on January 2, 2009, and (2) the $475 million Tranche B that reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. In September, 2003, Cable amended its bank credit facility to eliminate the possibility of earlier-than-scheduled maturity of Tranche B and availability on a $400.0 million portion of Tranche B has been reserved to repay Cable’s Senior Secured Notes due 2005. The $400 million reserved amount will be reduced by an amount equal to any repayment of the Notes due 2005 made from time to time from any source including Tranche B and, as a result, an amount equal to such repayments becomes available to Cable under Tranche B.

In October 2004, Wireless entered into an amending agreement with its bank lenders on its $700.0 million bank credit facility that provided, among other things, for a two-year extension of both the maturity date and the reduction schedule such that the bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009, with the maturity date on April 30, 2010. The provision for early maturity in the event that our 10.50% Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive; the restriction on the annual amount of PP&E expenditures has been eliminated; and the restriction on the payment of dividends and other shareholder distributions has been eliminated, other than in the case of a default or event of default under the terms of the bank credit facility. The terms of the amended bank credit facility generally impose the most restrictive limitations on Wireless’ operations and activities, as compared to its other debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to adjusted operating profit.

Covenant Compliance

All of the Rogers companies are currently in compliance with all of the covenants under their respective debt instruments, and we expect to remain in compliance with all of these covenants. Based on our most restrictive covenants at December 31, 2004, we could have borrowed approximately $2.25 billion of additional secured long-term debt under existing credit facilities, including $400.0 million available for the repayment of debt maturing at Cable in 2005. In addition, at December 31, 2004, there was $244.0 million of available cash on hand.

2005 Cash Requirements

We expect that Wireless may generate a net cash shortfall in 2005 and that Wireless has sufficient capital resources to satisfy its cash funding requirements in 2005, taking into account cash from operations and the amount available under its $700.0 million bank credit facility.

We expect that Cable will generate a net cash shortfall in 2005 and that Cable will have sufficient capital resources to satisfy its cash funding requirements in 2005, taking into account cash from operations, the amount available under its $1,075.0 million bank credit facility and intercompany advances from RCI.

47	Rogers Communications 2004 MD&A

We expect that Media will generate a net cash shortfall in 2005 and that Media has sufficient capital resources to satisfy its cash funding requirements in 2005, taking into account cash from operations and the amount available under it $500.0 million bank credit facility.

We believe that, on an unconsolidated basis, we will have, taking into account interest income and repayments of intercompany advances, together with the receipt of management fees paid by the operating subsidiaries and, the regular $6 million monthly distributions from Cable and investments from cash on hand, sufficient capital resources to satisfy our cash funding requirements in 2005.

In the event that we or any of our operating subsidiaries do require additional funding, we believe that any such funding requirements would be satisfied by issuing additional debt financing, which may include the restructuring of existing bank credit facilities or issuing public or private debt at any of the operating subsidiaries or at RCI or issuing equity of RCI, all depending on market conditions. In addition, we or one of our subsidiaries may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.

Required Principal Repayments

At December 31, 2004, our required principal repayments on all long-term debt in the next five years totalled approximately $1,931.2 million excluding an aggregate $58.9 million in net cash scheduled settlements of cross-currency interest rate exchange agreements, of which $69.5 million is scheduled to be paid in 2005; $4.2 million and $6.4 million to be received in 2007 and 2008, respectively. In 2005, required debt repayments total $618.2 million including Cable’s US $291.5 million (equivalent $350.9 million) 10% Senior (Secured) Second Priority Notes due 2005 and RCI’s US $217.5 million (equivalent $261.8 million) 5.75% convertible debentures due 2005. Total required repayments in 2006 of $260.6 million include Wireless’ $160.0 million 10.50% Senior Secured Notes due 2006, RCI’s $75.0 million 10.50% Senior Notes due 2006 and Wireless’ $22.2 million mortgage which matures in 2006. Required repayments in 2007 total $451.1 million, which is almost entirely comprised of Cable’s $450.0 million 7.60% Senior (Secured) Second Priority Notes due 2007. In 2008, required repayments total $0.1 million. In 2009, repayments total $600.6 million including the convertible preferred securities of $600.0 million, that may be repaid, at RCI’s option, by cash or Class B non-voting shares.

Credit Ratings

After putting the debt ratings of all Rogers rated debt under review for possible downgrade in September 2004, Moody’s Investors Service lowered the debt ratings of RCI and Cable and confirmed the existing debt ratings for RWI in November 2004 upon the conclusion of their review of the Rogers group which was triggered by RCI’s acquisition of the 34% of Wireless previously owned by AWE and the acquisition of Microcell. The debt ratings on RWI’s senior secured debt and new senior subordinated debt are Ba3 and B2, respectively, with a stable outlook. RCI’s rating for senior unsecured debt was lowered to B3 from B2 and the ratings for Cable’s senior secured debt and senior subordinated debt were lowered to Ba3 and B2 respectively from Ba2 and Ba3, respectively. All of the new ratings have a stable outlook.

In April 2004, Standard & Poor’s Ratings Service placed the debt ratings for all Rogers rated debt on credit watch with negative implications following RCI’s announcement that it had received notice from AWE of its intent to explore the monetization of its 34% stake in Wireless. On November 8, 2004, Standard & Poor’s lowered its credit ratings on all Rogers rated debt. RWI’s senior secured debt was lowered to BB and S&P subsequently assigned a rating of B+ on RWI’s senior subordinated debt. The previous debt ratings for RWI’s senior secured debt and (since redeemed) senior subordinated debt were BB+ and BB- respectively. Credit ratings on Cable’s senior secured debt and senior subordinated debt were lowered to BB+ and B+ respectively from BBB- and BB- respectively. The credit rating on RCI’s senior unsecured debt was lowered to B+ from BB-. All ratings have a stable outlook.

In September 2004, Fitch Ratings placed its BBB- rating for RWI’s senior secured debt on “rating watch negative” following RCI’s announcement of its agreement to purchase AWE’s 34% stake in Wireless. On November 12, 2004, Fitch downgraded the senior secured debt of RWI to BB+ and assigned a rating of BB- on RWI’s new senior subordinated debt. Both ratings have a stable outlook. The previous debt rating on RWI’s (now redeemed) senior subordinated debt was BB.

48	Rogers Communications 2004 MD&A

Interest Rate and Foreign Exchange Management

Consolidated Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures. We include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

As a result of the financing activity during the year, including changes in cross-currency interest rate exchange agreements, RCI’s consolidated hedged position, on an economic basis, changed during the year as noted below.

(In millions of dollars)		December 31, 2004			December 31, 2003
U.S. dollar-denominated long-term debt	US	$5,517.6		US	$2,868.3
Hedged with cross-currency interest rate exchange agreements	US	$5,135.3		US	$1,943.4
Hedged Exchange Rate		1.3211			1.4647
Percent Hedged		93.1	%(1)		67.8%
Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0		US	$0.0
at US $ floating rate of LIBOR plus		3.13%
for all-in rate of		5.53%
to Cdn $ floating at bankers acceptance plus		3.42%
for all-in rate of		6.06%
on Cdn $ principal of	Cdn	$652.7		Cdn	$0.0

Converted US $ principal of	US	$4,533.4		US	$1,558.4
at US $ fixed rate of		7.54%			8.82%
to Cdn $ fixed rate of		8.35%			9.70%
on Cdn $ principal of	Cdn	$6,064.2		Cdn	$2,346.0

Converted US $ principal of	US	$51.8		US	$385.0
at US $ fixed rate of		9.38%			9.38%
to Cdn $ floating at bankers acceptance plus		2.67%			2.35%
for all-in rate of		5.30%			5.11%
on Cdn $ principal of	Cdn	$67.4		Cdn	$500.5
Amount of long-term debt (2) at fixed rates:
Total long-term debt (3)	Cdn	$9,198.6		Cdn	$5,905.0
Total long-term debt at fixed rates (3)	Cdn	$8,478.5		Cdn	$5,160.6
Percent of long-term debt fixed		92.2%			87.4%
Weighted average interest rate on long-term debt		7.93%			8.18%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2004, RCI accounted for 87.1% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 81.1% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 93.1% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.
(3)
Includes Convertible Preferred Securities at their face value of $600.0 million. On an accounting basis, at December 31, 2004, total long-term debt was $8,541.1 million (2003-$5,440.0 million) and total long-term debt at fixed rates was $7,879.1 million (2003-$5,202.5 million).

49	Rogers Communications 2004 MD&A

We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2004, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We will continue to monitor our hedged position on an economic basis with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing positions and/or by entering into new cross-currency interest rate exchange agreements or by using other instruments.

Certain of our U.S. dollar denominated long-term debt instruments are not hedged for accounting purposes. Changes in the foreign exchange rate would impact the Canadian dollar carrying value, in accordance with GAAP, of this unhedged long-term debt, as well as our interest expense and earnings per share on a full-year basis, as follows:

(In millions of dollars, except per share data)
	Cdn $
	Change in	Cdn $	Change in
	Carrying Value of	Change in Annual	Earnings
Change in Cdn$ versus US$	Long-Term Debt (1)	Interest Expense	Per Share (2)
$0.01	$10.4	$0.3	$0.039
0.03	31.3	0.9	0.117
0.05	52.2	1.5	0.195
0.10	104.4	2.9	0.390

(1)	Canadian equivalent of unhedged U.S. debt, on a GAAP basis, if U.S. dollar costs an additional Canadian cent.
(2)	Assume no income tax effect. Based upon the number of shares outstanding at December 31, 2004.

At December 31, 2004, interest expense would have increased by $6.6 million if there was a 1% increase in the interest rates on the portion of our long-term debt that is not at fixed interest rates.

50	Rogers Communications 2004 MD&A

Outstanding Share Data

Set out below is our outstanding share data as at December 31, 2004. For additional detail, refer to Note 13 to the Consolidated Financial Statements.

Common Shares
Class A Voting	56,235,394
Class B Non-Voting	218,979,074
Options to Purchase Class B Non-Voting Shares
Outstanding Options	18,075,849
Portion of Outstanding Options Exercisable	12,184,543

Securities Convertible into Class B Non-Voting Shares
		Number of
		Class B Non-Voting
	Amount	Shares Issuable on
Class	Outstanding	Conversion
Convertible Preferred Securities	$600,000,000	17,142,857
Convertible Senior Debentures	$270,581,000	7,726,270

Dividends and Other Payments on RCI Equity Securities

In May 2003, our Board of Directors (the “Board”) adopted a dividend policy that provides for dividends aggregating, annually, $0.10 per share to be paid on each outstanding Class A Voting share and Class B Non-Voting share. Pursuant to this policy, the dividends are paid twice yearly in the amount of $0.05 per share to holders of record of such shares on the record date established by the Board for each dividend at the time such dividend is declared. These dividends are currently scheduled to be made on the first trading day following January 1 and July 1 each year. The first such semi-annual dividend pursuant to the policy was paid July 2, 2003.

The dividend policy is reviewed periodically by the Board. The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us, some of which are referred to below, and other factors which the Board may, from time to time, consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders. The ability of our subsidiaries to pay such amounts to us is limited and is subject to the various risks as outlined in this discussion, including, without limitation, legal and contractual restrictions contained in instruments governing subsidiary debt.

During 2004, the Board declared dividends in aggregate of $0.10 per share on each of its outstanding Class B Non-Voting shares, and Class A Voting shares, $0.05 of which were paid on July 2, 2004 to shareholders of record on June 14, 2004 and $0.05 of which were paid on January 4, 2005 to shareholders of record on December 13, 2004.

During 2003, the Board declared dividends in aggregate of $0.10 per share on each of its outstanding Class B Non-Voting shares, Class A Voting shares and Series E Preferred shares, $0.05 of which were paid on July 2, 2003 to shareholders of record on June 16, 2003 and $0.05 of which were paid on January 2, 2004 to shareholders of record on December 12, 2003.

51	Rogers Communications 2004 MD&A

During the year ended December 31, 2002, no dividends were declared on Class A Voting shares, Class B Non-Voting shares, Series B Preferred shares and Series E Preferred shares held by members of our Management Share Purchase Plan. During the year ended December 31, 2001, $14,000 of dividends declared in 2001 were paid on Series B Preferred shares and Series E Preferred shares held by members of our Management Share Purchase Plan. In fiscal 2000, dividends aggregating $10.2 million were paid on the Class A Voting shares, the Class B Non-Voting shares, the Series B Preferred shares and the Series E Preferred shares. Dividends may not be paid in respect of the Class A Voting shares or Class B Non-Voting shares unless all accrued and unpaid dividends in respect of its Preferred shares have been paid or provided for. We have paid all dividends required to be paid pursuant to the terms of our Preferred shares.

Government Regulation

Substantially all of our business activities, except for Cable’s Video Stores and the non-broadcasting operations of Media, are regulated by one or more of: the Canadian federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively “Industry Canada”), and the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

Canadian Radio-television and Telecommunications Commission

Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licensed and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act. The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers which, includes the regulation of Wireless’ cellular and messaging operations and Cable’s Internet Services.

Copyright Board of Canada

The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Industry Canada

The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

52	Rogers Communications 2004 MD&A

Restrictions on Non-Canadian Ownership and Control

Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee company level. The CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as Wireless, and up to 33 1/3% of the voting shares of a parent company, such as ourselves, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled in fact by non-Canadians. Similar restrictions are contained in the Radiocommunication Act and associated regulations.

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. There are currently no further legislative or other initiatives related to liberalization of foreign ownership restrictions.

For recent regulatory developments related specifically to the Wireless, Cable and Media divisions, please refer to the respective segment discussions.

Corporate Risks and Uncertainties

Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results. For discussions of the specific risks and uncertainties associated with each of our operating companies, see the sections entitled “Risks and Uncertainties” in the respective segment discussions above. Additional risks and uncertainties specific to RCI as a holding company are outlined below.

Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations.

As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

Substantially all of our business activities are operated by our subsidiaries, other than certain centralized functions such as payables, remittance processing, call centres and certain shared information technology functions. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations. The subsidiaries are parties to various agreements, including certain loan agreements, that restrict the ability of the respective subsidiaries to pay cash dividends or make advances or other payments to us.

We Are Controlled by One Shareholder, Whose Interests May Conflict With Those of Other Shareholders.

As at December 31, 2004, we had outstanding 56,235,394 RCI Class A shares. To the knowledge of our directors and

53	Rogers Communications 2004 MD&A

officers, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of our outstanding voting shares is Edward S. Rogers. As of December 31, 2004, Edward S. Rogers beneficially owned or controlled 51,116,099 RCI Class A shares, representing approximately 90.9% of the issued and outstanding RCI Class A shares, which class is the only class of issued shares carrying the right to vote in all circumstances. Accordingly, Edward S. Rogers is able to elect all of our Board of Directors and to control the vote on matters submitted to a vote of our shareholders. The interests of Edward S. Rogers may not correspond with those of other shareholders. For purposes of the foregoing, a reference to "Edward S. Rogers" includes Edward S. Rogers, O.C., the President and Chief Executive Officer and a director of the Company, and certain other corporations, owned or controlled directly or indirectly by him and trusts for the benefit of himself and his family.

The Operation of Our Business Requires Substantial Capital, and There is No Guarantee That Financing will be Available to Meet Those Requirements.

The operation of our networks, the marketing and distribution of our products and services and future technology upgrades of the networks will require substantial capital resources. We had approximately $8.5 billion of long-term debt outstanding at December 31, 2004. Our PP&E spending on a consolidated basis in 2004 was over $1.0 billion. Other significant additions to PP&E are also expected to be incurred during 2005 and in the future.

The actual amount of PP&E expenditures required to finance our operations and network development may vary materially from our estimates. We may incur significant additional capital expenditures in the future as a result of unforeseen delays in the development of our networks, cost overruns, customer demand, unanticipated expenses, regulatory changes or other events that affect our businesses, and may need to obtain additional funds as a result of these unforeseen events. We anticipate that additional debt financing may be needed to fund cash requirements in the future. We cannot predict whether such financing will be available, what the terms of such additional financing would be or whether existing debt agreements would allow additional financing at that time. If we cannot obtain additional financing when needed, we will have to delay, modify or abandon some of our plans. This could slow our growth and negatively impact our ability to compete.

Our Substantial Leverage May Have Adverse Consequences.

Our substantial debt may have important consequences. For instance, it could:

•	Make it more difficult for us to satisfy our financial obligations;

•
Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which they operate;

•	Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategies.

54	Rogers Communications 2004 MD&A

We May Experience Adverse Effects Due to Exchange Rate and Interest Rate Fluctuations.

Nearly all of our business is transacted in Canadian dollars. Accordingly, we are exposed to foreign exchange rate risk on our U.S. dollar denominated debt. The exchange rate between Canadian dollars and U.S. dollars, although historically less volatile than those of certain other foreign currencies, has varied significantly over the last three years. Foreign exchange and interest rate fluctuations may materially adversely affect our financial performance or results of operations. For a more complete discussion on the impact of exchange rate and interest rate fluctuations, see the section entitled "Interest Rate and Foreign Exchange Management".

Regulatory Changes Could Adversely Affect Our Results of Operations.

Substantially all of our business activities are regulated by Industry Canada and the CRTC, and/or accordingly our results of operations on a consolidated basis are affected by changes in regulations and by the decisions of these regulators. This regulation relates to, among other things, licensing, competition, the cable television programming services that we must distribute, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval. Changes in the regulation of our business activities, including decisions by regulators (such as the granting or renewal of licences or decisions regarding services we must offer to our customers), or changes in the interpretations of existing regulations by courts or regulators, could adversely affect our consolidated results of operations.

Restrictions on Non-Canadian Ownership and Control May Adversely Affect Our Cost of Capital.

Our regulated subsidiaries must be Canadian-owned and controlled under requirements enacted or adopted under the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). The requirements generally provide that Canadians must own at least 80% of the voting shares of the regulated entities that, at least 80% of the members of the Board of Directors must be Canadian, and that the entities must not be controlled in fact by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a parent company, such as RCI, may be held by non-Canadians and the parent company must not be controlled in fact by non-Canadians. These restrictions on non-Canadian ownership and control may have an adverse effect on us, including on our cost of capital. Our Articles and the Articles of Wireless contain provisions which constrain the issue and transfer of certain classes of shares, including our Non-Voting shares, for the purpose of ensuring that we and our subsidiaries remain eligible to hold licences or to carry on businesses which are subject to non-Canadian ownership and control restrictions.

We May Engage in Unsuccessful Acquisitions and Divestitures.

Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are an active part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

We Are and Will Continue to be Involved in Litigation.

Cable requires access to support structures and municipal rights of way in order to deploy its cable television facilities. In a 2003 decision, the Supreme Court of Canada determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to the poles of hydroelectric companies could be substantially increased on a prospective basis and, for certain arrangements, on a retroactive basis. Cable, together with other Ontario cable companies, has applied to the Ontario Energy Board (“OEB”) to request that it assert jurisdiction over the fees paid by such companies to hydroelectric distributors. The OEB accepted jurisdiction over this matter in November 2004. Cable expects a decision from the OEB in 2005. The amount of this contingency is presently not determinable; however, management has recorded its best estimate of this liability at December 31, 2004.

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On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Microcell. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising arising out of the charging of system access fees. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. Similar proceedings have also been brought against us and other providers of wireless communications in Canada in Alberta, British Columbia, Manitoba, Ontario and Québec. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.

On April 21, 2004, a proceeding was brought against Microcell and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The proceeding involves Microcell’s Inukshuk fixed wireless venture. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage.

We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.

Commitments and Other Contractual Obligations

Contractual Obligations

Our material obligations under firm contractual arrangements are summarized below as at December 31, 2004. See also Notes 20 and 21 to the Consolidated Financial Statements.

	Less Than			After
	1 Year	1-3 Years	4-5 Years	5 Years	Total
Long-Term Debt (1)	612,699	685,000	600,000	6,663,321	8,561,020
Derivative Instruments (2)	69,501	-	-	544,688	614,189
Mortgages and Capital Leases	5,538	26,688	1,296	613	34,135
Operating Leases	155,531	244,226	170,231	107,130	677,118
Player Contracts	44,834	79,498	-	-	124,332
Purchase Obligations (3)	104,173	40,538	4,127	-	148,838
Other Commitments	10,518	19,729	18,015	-	48,262
Total	1,002,794	1,095,679	793,669	7,315,752	10,207,894

(1)	Includes Convertible Preferred Securities at their face value of $600.0 million.
(2)	Amounts reflect net disbursements only.
(3)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. An estimate of what we will spend in 2005 on these items is as follows:

i.
Wireless is required to pay annual spectrum licencing and CRTC contribution fees to Industry Canada. We estimate our total payment obligations to Industry Canada will be approximately $99.0 million in 2005.

ii.
Payments to acquire customers in the form of commissions and payments to retain customers in the form of residuals are made pursuant to contracts with distributors and retailers at Wireless. We estimate that payments to these distributors and retailers will be approximately $517.0 million in 2005.

56	Rogers Communications 2004 MD&A

iii.
We are required to make payments to other communications providers for interconnection, roaming and other services at Wireless. We estimate the total payment obligation to be approximately $185.0 million in 2005.

iv.	We estimate our total payments to a major network infrastructure supplier at Wireless to be approximately $185.0 million in 2005.
v.
Based on Cable’s approximately 2.25 million basic cable subscribers as of December 31, 2004, the Company estimates that its total payment obligation to programming suppliers and MDU building owners in 2005 will be approximately $473.2 million, including amounts payable to the copyright collectives, the Canadian programming production funds and expenditures related to its Internet service for Internet interconnectivity and usage charges. In addition, the Company estimates that Rogers Video will spend approximately $63.6 million in 2005 on the acquisition of DVDs, videocassettes and video games (as well as non-rental merchandise) for rental or sale in Rogers Video stores. In addition, the Company expects to pay an additional amount of approximately $24.5 million in 2005 to movie studios as part of its revenue-sharing arrangements with those studios.

Off-Balance Sheet Arrangements

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 21 to the Consolidated Financial Statements.

Derivative Instruments

As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on the company as a whole. Refer to “Contractual Obligations” above and Note 20 to the Consolidated Financial Statements.

ACCOUNTING POLICIES AND NON-GAAP MEASURES

Key Performance Indicators and Non-GAAP Measures

We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is, generally, represented by each identifiable telephone number. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Effective at the beginning of the fourth quarter of 2004, wholesale subscribers are reported separately under “wholesale”. Accordingly, approximately 43,600 Wireless wholesale subscribers were reclassified from the postpaid subscriber base to

57	Rogers Communications 2004 MD&A

the “wholesale” category. We now report subscribers in four categories: postpaid, prepaid, one-way messaging and wholesale. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data.

Customer Relationships

Customer relationships, a term used in the Cable segment, is based on active subscribers to basic service plus subscribers who take Internet service but which do not subscribe to basic cable service. Refer to “Supplementary Information - Cable Non-GAAP Calculations” for further details on this calculation.

Revenue Generating Units (“RGUs”)

Revenue generating units, a term used in the Cable segment, is based on the aggregate of the active subscribers to basic cable and Internet services and active households to digital service. Refer to “Supplementary Information - Cable Non-GAAP Calculations” for further details on this calculation.

Subscriber Churn

Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Cable or Wireless represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Network Revenue

Network revenue is used in the Wireless segment and represents total Wireless revenue less revenue received from the sale of handset equipment. The sale of such equipment does not materially affect our operating income as we generally sell equipment to our distributors at a price approximating our cost to facilitate competitive pricing at the retail level. Accordingly, we believe that network revenue is a more relevant measure for Wireless’ ability to increase its operating profit, as defined below.

Average Revenue Per User

The average revenue per user (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher usage subscribers. Refer to the “Supplementary Information - Average Revenue Per User” section for further details on this Wireless and Cable calculation.

Operating Expenses

Operating expenses are segregated into three categories for assessing business performance:

•	Cost of sales, which is comprised of wireless equipment costs, Video Stores merchandise and depreciation of Video Store rental assets, as well as cost of goods sold by The Shopping Channel;

•
Sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits

58	Rogers Communications 2004 MD&A

to sales and marketing employees, as well as direct overheads related to these activities and the costs of operating the Video Store locations and the retail operations of Wireless stores and;

•
Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscriber relationships, including retention costs, inter-carrier payments to roaming partners and long-distance carriers, programming related costs, the CRTC contribution levy, Internet and e-mail services and printing and production costs.

In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of both Cable and Wireless subscriber additions result in fluctuations in sales and marketing expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.

Cost of Acquisition Per Subscriber

Cost of acquisition per subscriber (“COA”), which is also often referred to in the industry as “subscriber acquisition cost” or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures, plus costs related to equipment provided to new subscribers for the period, by the total number of gross subscriber activations during the period. COA is a measure used most commonly in a Wireless context and varies depending on the level of the subscriber’s monthly revenue and term of a subscriber’s contract. Total gross subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. Refer to “Supplementary Information - Cost of Acquisition per Gross Addition” for further details on this Wireless calculation.

Operating Expense Per Subscriber

Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenses, plus costs related to equipment provided to existing subscribers, by the average number of subscribers during the period. Operating expense per subscriber is tracked by Wireless as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase the size of our business. Refer to “Supplementary Information - Operating Expense per Average Subscriber” for further details on this Wireless calculation.

Operating Profit and Operating Profit Margin

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, non-controlling interest, gain of sale of investments, writedown of investments, income (loss) from investments accounted for by the equity method and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our business to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP. Refer to

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“Supplementary Information - Operating Profit Margin Calculation” for further details on this Wireless, Cable and Media calculation.

Additions to PP&E

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus on managing additions to PP&E because additions to PP&E have a direct impact on our cash flow.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provides a more accurate determination for period-to-period comparisons.

Critical Accounting Policies and Estimates

This MD&A is made with reference to our 2004 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

The Audit Committee of our Board reviews our accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of our annual financial statements to our Board. For a detailed discussion on the application of these estimates and other accounting policies, see Note 2 to the Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the year ended December 31, 2004 is discussed in the section “New Accounting Standards”.

Revenue Recognition

We consider revenues to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance. Our revenues are categorized into the following types:

•
Monthly subscriber fees in connection with wireless services and equipment, cable and Internet services and equipment, equipment rental and media subscriptions are recorded as revenue on a pro rata basis over the month;

•
Revenue from wireless airtime, wireless long-distance and other services, pay-per-view and video on demand movies, video rentals and other and other transactional sales of products, including retail, are recorded as revenue as the services or products are provided;

•	Advertising revenue is recorded in the month the advertising airs on our radio or television stations and the month in which advertising is featured in our media publications;

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•
Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer. Equipment subsidies provided to new and existing subscribers are recorded as a reduction of revenues;

•	Monthly subscription revenue received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned; and

•
The Blue Jays’ revenue, which is composed primarily of home game admission and concession revenue, is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays received revenue from the Major League Baseball (“MLB”) Revenue Sharing Agreement which distributes funds to and from member clubs, based on clubs’ revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees at Cable and amounts received from subscribers related to services and subscriptions to be provided in future periods. We are required to make estimates for wireless airtime revenue earned but not yet billed as the end of each reporting period. These estimates are based primarily upon historical minutes of use processed.
Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. Refer to the section “New Accounting Standards” and Note 2 of the Consolidated Financial Statements for further discussion of the impact of the changes.

Subscriber Acquisition and Retention Costs

We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain our existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions, wireless equipment subsidies and the cost associated with the sale of Cable customer premise equipment, are expensed in the period incurred. A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Purchase Price Allocations

During 2004, we acquired the shares of Wireless held by AWE and the public and the equity securities of Microcell. The allocations of the purchase prices for these transactions involved considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among numerous other things, the determination of these fair values involved the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates, the use of information available in the financial markets and estimates as to costs to close duplicate facilities and buy out certain contracts. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the purchase price allocation or the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods. The purchase price allocations are preliminary pending completion of the valuations of both tangible and intangible assets.

Capitalization of Direct Labor and Overhead

Direct labour and certain indirect costs associated with our Wireless and Cable segments associated with the acquisition, construction, development or betterment of our wireless network, cable transmission and distribution facilities and new cable installations are capitalized to PP&E by applying specified capitalization rates. Estimates of historical construction costs are used to determine these capitalization rates. We assess these rates to ensure their continued applicability, and any

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changes to these rates, which may be significant, are included prospectively in the periods in which these assessments are completed. Although interest costs are permitted to be capitalized during construction, it is our policy not to capitalize interest.

Depreciation Policies and Useful Lives of PP&E

We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of PP&E depreciation for both Wireless and Cable in particular, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to shorten the estimated life of PP&E, which could result in a higher depreciation expense in future periods.

Amortization of Finite-Lived Intangible Assets

We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004, the acquisitions of both the minority interests in Wireless and Microcell accompanied with the consolidation of the Blue Jays resulted in significant increases to our intangible asset balances.

The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industry in which we operate. The useful lives of subscriber bases are based on the historical churn of the underlying subscribers and judgments as to its applicability going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The impact on net income on a full-year basis of changing the useful lives of the finite-lived assets by one year is shown in the chart below.

		Increase in Net Income	Decrease in Net Income
	Amortization	if Life Increased by	if Life Decreased by
(In millions of dollars)	Period	1 year	1 year
Brand names:
Rogers	20 years	$0.7	$(0.8)
Fido	5 years	$3.3	$(5.0)
Subscriber Base:
Rogers	4.3 years	$34.8	$(55.9)
Fido	2.25 years	$19.1	$(49.8)
Roaming Agreements	12 years	$3.4	$(4.0)

Impairment of Indefinite-Lived Intangible Assets and Long-Lived Assets

Indefinite-lived intangible assets, including goodwill and spectrum licences, as well as long-lived assets including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both discounted and undiscounted cash flow analyses to assess the fair value of both indefinite-lived and long-lived assets and the recoverability of the carrying value of these assets. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the fair values of these assets as determined above were less than the related carrying values, impairment losses would have been recognized, as applicable.

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Income Tax Estimates

We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or portion of our future tax assets. Various considerations are reflected in this judgment including future profitability of the related company, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. As at December 31, 2004 and as detailed in Note 14 to the Consolidated Financial Statements, we have tax loss carryforwards of approximately $3,463.6 million expiring at various times through 2012. Our net future income tax asset, prior to valuation allowances, totals approximately $601.9 million at December 31, 2004 (2003 - $606.0 million). A full valuation allowance has been provided against our net future income tax assets in each of 2004 and 2003.

Pension Plans

When accounting for our defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of pension accounting. This principle results in recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plan. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase.

The following table illustrates the increase (decrease) on the accrual benefit obligation and pension expense for changes in these primary assumptions and estimates:

	Accrued Benefit
	Obligation at	Pension Expense
(In $000's)	End of Fiscal 2004	Fiscal 2004
Discount Rate	6.25%	6.25%
Impact of: 1% increase	$(60,762)	$(8,834)
1% decrease	80,033	12,056
Rate of Compensation Increase	4.00%	4.00%
Impact of: 0.25% increase	$3,351	$785
0.25% decrease	(3,453)	(825)
Expected Rate of Return on Assets	N/A	7.25%
Impact of: 1% increase	N/A	(3,491)
1% decrease	N/A	3,493

Allowance for Doubtful Accounts

A significant portion of the Company’s revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as the Company’s historical collection and write-off experience, the number of days the customer is past due, and the status of the customer’s account with respect to whether or not the customer is continuing to receive service in the case of Wireless and Cable. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt

63	Rogers Communications 2004 MD&A

expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

Asset Retirement Obligations

We are required to record the fair value of the liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate can be made. Fair value is defined as the amount at which that liability could be settled in a current transaction between willing parties. We review our existing contracts and commitments to determine where such obligations exist and then assess what the estimated fair value of the obligations would be. In determining the fair value of asset retirement obligations, we must make estimates of cash flows, discount rates and the probability of occurrence of such liabilities.

New Accounting Standards

This MD&A, the Audited Consolidated Financial Statements and the Notes thereto reflect new accounting standards as a result of changes to Canadian GAAP. Refer to Note 2 to the Consolidated Financial Statements for recent Canadian accounting pronouncements that will impact us in 2005.

Financial Instruments - Disclosure and Presentation

On January 1, 2005, we adopted the amended provisions of CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation” (“Section 3860”) with retrospective application, and as a result have reflected the impact of this new accounting policy in our consolidated balance sheets as at December 31, 2004 and 2003 and in our consolidated statements of income and cash flows for each of the years in the two year period ended December 31, 2004. Section 3860 has been amended to provide guidance for classifying as liabilities certain financial obligations of a fixed amount that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount for cash or the equivalent value of its own equity instruments are no longer be presented as equity.

As a result of retroactively adopting Section 3860, we have reclassified the liability portion of the Microsoft Convertible Preferred Securities to long-term debt and the related interest expense and accretion has been included as interest expense in the consolidated statements of income.

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These changes resulted in the following:

(In millions of dollars)	2004	2003
Increase (decrease)
Consolidated balance sheets:
Long-term debt	$490.7	$469.8
Shareholders' equity:
Convertible preferred securities	(388.0)	(388.0)
Deficit, beginning of year	81.8	61.8
Deficit, end of year	102.7	81.8
Consolidated statements of income:
Interest on long-term debt	$53.9	$53.0
Income tax expense (reduction)	-	(3.2)
Net income (loss) for the year	(53.9)	(49.8)
Consolidated statements of cash flows:
Cash provided by operating activities	$(33.0)	(33.0)
Cash provided by financing activities	33.0	33.0

These changes do not affect earnings (loss) per share since the interest and accretion have, in prior years, been deducted from net income (loss) in determining earnings (loss) per share.

GAAP Hierarchy

In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard was effective January 1, 2004, and established standards for financial reporting in accordance with Canadian GAAP. This standard also provides guidance on sources to consult when selecting accounting policies and on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe that the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Consolidated Statements of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing cash used in investing activities on the Consolidated Statements of Cash Flows, compared to our previous method, by $60.0 million in 2004 and increasing cash used in non-cash working capital and cash flows from operating activities by an offsetting amount. In 2003, cash used in investing activities was increased by $81.4 million and cash used in non-cash working capital and cash flows from operating activities was decreased.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•
Cable installation fee revenue from both new connects and re-connects is deferred and amortized over the estimated life of the subscriber, which Cable has determined based on churn, transfers of service and moves to be approximately four years. Re-connect installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber;

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•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue;

•
Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, and as a reduction to operating, general and administrative expense in the case of an existing subscriber;

•
Wireless equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber and as an operating, general and administrative expense in the case of an existing subscriber. Costs for equipment provided under retention programs to existing subscribers are now recorded as a cost of equipment sales. Previously, these amounts were recorded as an operating, general and administrative expense; and

•
Wireless equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously, these amounts were recorded as operating, general and administrative expense.

•
Certain other recoveries from subscribers related to collections activities are now classified as network revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

The effect of this adoption on our financial results and on our key performance indicators is as follows:

	2004		2003
	Prior to	After	Prior to	After
(In millions of dollars)	Adoption	Adoption	Adoption	Adoption
Operating Revenue	$5,639.5	$5,608.2	$4,847.4	$4,791.9
Cost of sales	$568.6	$797.9	$505.9	$642.2
Sales and marketing expenses	1,082.6	883.6	905.2	742.8
Operating, general and administrative expenses	2,251.3	2,192.6	1,987.3	1,957.9
Operating Profit	$1,737.0	$1,734.1	$1,449.0	$1,449.0
Net income (loss)	$(64.4)	$(67.1)	$79.4	$79.4

All prior period amounts, including key performance indicators, have been conformed to reflect these changes in classification.

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Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. For the year ended December 31, 2004, we recognized stock-based compensation expense of approximately $15.1 million.

Accounting for Derivative Instruments

Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 67.8% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period was hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that were designated as hedges.

Effective January 1, 2004, we adopted Accounting Guideline 13 (“AcG-13”), “Hedging Relationships” which established a new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we re-assessed all our hedging relationships and determined that we would not account for our swaps, as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

We adjusted the carrying value of these instruments of $338.1 million at December 31, 2003 to the fair value of $385.3 million on January 1, 2004. The corresponding transitional loss of $47.2 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our derivative instruments, and consequently, on a prospective basis, began to treat approximately US$2,773.4 million notional amount of an aggregate US$2,885.3 million notional amount, or 96.1% of these exchange agreements, as hedges for accounting purposes on US$2,773.4 million of U.S. dollar-denominated debt.

A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was therefore calculated as at July 1, 2004, resulting in a deferred transitional gain of $80.0 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements. Amortization of the transitional gain from July 1, 2004 to December 31, 2004 totalled $6.5 million.

U.S. GAAP Differences

We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our Consolidated Financial Statements are outlined below. Refer to Note 23 to the Consolidated Financial Statements for further details.

The areas of material differences between Canadian and U.S. GAAP and their impact on our consolidated financial statements are as follows:

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Gain on sale and issuance of subsidiary shares to non-controlling interest:

Under U.S. GAAP, the carrying value of our investment in Wireless would be lower than the carrying value under Canadian GAAP as a result of certain differences between Canadian and U.S. GAAP, as described herein. This results in an increase to the gain on sale and dilution under U.S. GAAP.

Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under U.S. GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of our cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under U.S. GAAP, we included the gain on sale of the cable television systems in income, net of related future income taxes.

As a result of these transactions, amortization expense under U.S. GAAP was increased in subsequent years.

Pre-operating costs:

Under Canadian GAAP, we defer the incremental costs relating to the development and pre-operating phases of new businesses and amortize these costs on a straight-line basis over periods up to five years. Under U.S. GAAP, these costs are expensed as incurred.

Equity instruments:

Under Canadian GAAP, the fair value of the liability component of the Convertible Preferred Securities of $388.0 million at the date of issuance is recorded as long-term debt. This liability component is accreted up to the $600.0 million face value of the Convertible Preferred Securities over the term to maturity. This accretion is charged to interest expense. Under Canadian GAAP, the value of the conversion feature of $188.0 million is recorded as a separate component of shareholders' equity.

Under U.S. GAAP, the fair value of the conversion feature was not permitted to be separately recorded. The fair value of the liability component of $576.0 million at issuance is recorded outside of shareholders' equity and is accreted up to the $600.0 million face value of the Convertible Preferred Securities over the term to maturity. This accretion is charged to interest expense.

Capitalized interest:

U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

Unrealized holding gains and losses on investments:

U.S. GAAP requires that certain investments in equity securities that have readily determinable fair values be stated in the consolidated balance sheets at their fair values. The unrealized holding gains and losses from these investments, which are considered to be "available-for-sale securities" under U.S. GAAP, are included as a separate component of shareholders' equity and comprehensive income, net of related future income taxes.

Acquisition of Cable Atlantic:

U.S. GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition, whereas Canadian GAAP had required such shares be valued based on the market price at the consummation date of the acquisition. Accordingly, the Class B Non-Voting shares issued in respect of the acquisition of Cable Atlantic in 2001 were recorded at $35.4 million more under U.S. GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase to contributed surplus in the amount of $35.4 million.

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Financial instruments:

Under Canadian GAAP, we account for certain of our cross-currency interest rate exchange agreements and interest exchange agreements as hedges of specific debt instruments. Under U.S. GAAP, these instruments are not accounted for as hedges. Under U.S. GAAP, these derivative instruments are accounted for on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, we adopted the fair value method of recognizing stock-based compensation expense. For U.S. GAAP purposes, the intrinsic value method is used to account for stock-based compensation of employees. Compensation expense of $15.1 million recognized under Canadian GAAP would not be recognized under U.S. GAAP for the year ended December 31, 2004. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore, there is no expense under the intrinsic value method for U.S. GAAP purposes for the year ended December 31, 2004 and 2003.

Effective January 1, 2004, the Blue Jays were determined to be a variable interest entity for U.S. GAAP purposes and, as a result, their results were consolidated from that date. As such, the employees of the Blue Jays were considered employees of the Company effective January 1, 2004 for U.S. GAAP purposes. The intrinsic value of the options of Blue Jays' employees was calculated as at January 1, 2004 as nil. Prior to 2004, the Blue Jays' employees were not considered employees of the Company. Therefore, compensation expense of $1.2 million for the year ended December 31, 2003 under U.S. GAAP was determined using the fair value method.

Minimum pension liability:

Under U.S. GAAP, we are required to record an additional minimum pension liability for one of our plans to reflect the excess of the accumulated benefit obligation over the fair value of the plan assets. Other comprehensive income has been charged with $8.5 million (2003 - $5.0 million), which is net of income taxes of $4.6 million (2003 - $2.9 million). No such adjustments are required under Canadian GAAP.

Income taxes:

Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under U.S. GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

Installation revenues and costs:

Effective January 1, 2004, for Canadian GAAP purposes, cable installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For U.S. GAAP purposes, installation revenues are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

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Loss on repayment of long-term debt:

On March 26, 2004, we repaid long-term debt resulting in a loss on early repayment of long-term debt of $2.3 million. This loss included, among other items, a $40.2 million gain on the realization of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long-term debt. Under U.S. GAAP, we record cross-currency interest rate exchange agreements at fair value. Therefore, under U.S. GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $28.8 million, representing the $40.2 million gain net of realization of a gain of $11.4 million, related to the deferred transition adjustment that arose on the adoption of Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities".

Acquisition of Wireless:

At December 31, 2004, we exchanged the outstanding stock options of Wireless for stock options in the Company. U.S. GAAP requires that the intrinsic value of the unvested options issued be determined as of the consummation date of the transaction and be recorded as deferred compensation. Canadian GAAP requires that the fair value of unvested options be recorded as deferred compensation. Under U.S. GAAP, this results in an increase in goodwill in the consolidated accounts of the Company of $2.9 million, with a corresponding adjustment to contributed surplus.

Blue Jays:

Under U.S. GAAP, Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities", requires us to consolidate the results of the Blue Jays effective January 1, 2004. Under Canadian GAAP, we consolidated the Blue Jays effective July 31, 2004. Therefore, the U.S. GAAP consolidated balance sheet as at December 31, 2004 and our net income for the year then ended would be unchanged from that of Canadian GAAP as we recorded 100% of the losses of the Blue Jays. Under U.S. GAAP, consolidation from January 1, 2004 to July 31, 2004 would result in an increase in revenues of $75.0 million, cost of sales would increase by $70.1 million, sales and marketing costs would increase by $3.8 million, operating general and administrative expenses would increase by $17.8 million, depreciation and amortization would increase by $5.8 million, operating income would be reduced by $22.6 million and losses from equity method investments would decrease by $22.7 million.

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Intercompany and Related Party Transactions

RCI Arrangements with Our Subsidiaries

We have entered into a number of agreements with our subsidiaries, including Wireless, Cable, Media and Blue Jays. These agreements govern the management, commercial and cost-sharing arrangements that we have with our subsidiaries. We monitor intercompany and related party agreements to ensure they remain beneficial to us. We continually evaluate the expansion of existing arrangements and the entry into new agreements.

Our agreements with our subsidiaries have historically focused on areas of operation in which joint or combined services provide efficiencies of scale or other synergies. For example, in late 2001, we began managing the call centre operations of Wireless and Cable, with a goal of improving productivity, increasing service levels and reducing costs.

More recently, our arrangements are increasingly focusing on sales and marketing activities. In February 2004, the Boards of Cable and Wireless approved two additional arrangements.

•
Distribution: Wireless provides management services to Cable in connection with the distribution of Cable products and services through retail outlets and dealer channels and also manages Cable’s e-commerce relationships. Wireless may manage other distribution relationships for Cable if mutually agreed by both partners.

•
Rogers Business Services: Wireless established a division, Rogers Business Solutions, that will provide a single point of contact to offer the full range of Wireless’ products and services and Cable’s products and services to small and medium-sized businesses and, in the case of telecommunication virtual private network services, to corporate, business accounts and employees.

In addition, we continue to look for other operations and activities that can be shared or jointly operated with other companies within the Rogers group. Specifically, the expansion of inter-company arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies with the Rogers group are being considered. In the future, market conditions may require us to further strengthen our arrangements to better coordinate and integrate our sales and marketing and operational activities with our affiliated companies. Any new arrangements will be entered into only if we believe such arrangements are in each company’s best interest. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of the Board of Directors of each company.

Management Services Agreement

Each of Wireless, Cable, Media, and Blue Jays has entered into a management services agreement with us under which we agree to provide executive, administrative, financial, strategic planning, information technology and various other services to each subsidiary. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service on the subsidiary’s Boards of Directors and on committees of the Boards of Directors, advice and assistance in relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, each of the subsidiaries has agreed to pay us fees, which, in the case of Cable and Media, is an amount equal to 2% of their respective consolidated revenue for each fiscal quarter, subject to certain exceptions, and, in the case of Wireless, is an amount equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index from January 1, 1991) and an amount determined by both our and the directors serving on the Audit Committee of Wireless. As a result of our acquisition of the minority interest in Wireless, we are reviewing the Wireless management services agreement to determine if any changes may be appropriate.

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Call Centres

We are party to agreements with Wireless and Cable pursuant to which we provide customer service and sales functions through its call centres. Wireless and Cable pay the Company commissions for new subscriptions, products and service options purchased by subscribers through the call centres. We are reimbursed for the cost of providing customer service based on the actual costs incurred. We, under the agreement, are held accountable to meet performance targets as detailed in the agreement. We cannot charge additional amounts that exceed an agreed upon cost per call rate multiplied by actual call volume. The assets used in the provision of these services are owned by Wireless and Cable. The current agreements are in place until December 31, 2005 and are terminable upon 90 days notice.

Accounts Receivable

We manage the subscriber account collection activities of Wireless and Cable. Wireless and Cable are responsible, however, for the costs incurred in the collection and handling of their accounts.

Real Estate

Wireless leases, at market rates, office space to us and our subsidiaries. We manage the real estate that Wireless owns. Wireless reimburses us for the costs they incur based on various factors, including the number of sites managed and employees utilized.

Wireless Services

Wireless provides wireless services to us and our subsidiaries. The fees we pay are based on actual usage at market rates.

Information Technology

We manage the information technology function for Wireless and Cable, including the operation of the billing and customer care systems. Wireless and Cable reimburse us based on the actual costs incurred.

Cost Sharing and Services Agreements

We have entered into other cost sharing and services agreements with our subsidiaries in the areas of accounting, purchasing, human resources, accounts payable processing, remittance processing, payroll processing, e-commerce and the RCI data centre and other common services and activities. Generally, these services are provided to our subsidiaries by us and are on renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that we incur expenses and make PP&E expenditures, these costs are typically reimbursed by us, on a cost recovery basis, in accordance with the services provided on behalf of our subsidiaries by us.

Corporate Opportunity

We have agreed with Wireless under a business areas and transfer agreement that we will, subject to any required regulatory, lender or other approvals, continue to conduct all of our cellular telephone operations and related mobile communications businesses through Wireless. As a result of our acquisition of the minority interests of Wireless, it is proposed that this agreement be terminated.

Minority Shareholders Protection Agreement

We had entered into a shareholder protection agreement with Wireless that extended certain protections to holders of Wireless’ Class B Restricted Voting shares (“RWCI’s Restricted Voting shares”). As a result of our acquisition of the minority interests of Wireless, the Minority Shareholder Protection Agreement has been terminated.

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Arrangements Between Our Subsidiaries

Invoicing of Common Customers

Pursuant to an agreement with Cable, Wireless purchases the accounts receivables of Cable for common subscribers who elect to receive a consolidated invoice. Wireless is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.

Distribution of Wireless’ Products and Services

Cable and Wireless have entered into an agreement for the sale of our products and services through the Rogers Video stores owned by Cable. Wireless pays Cable commissions for new subscriptions equivalent to amounts paid to third-party distributors.

Distribution of Cable’s Products and Services

Wireless has agreed to provide retail field support to Cable and to represent Cable in the promotion and sales of its business products and services. Under the retail field support agreement, Wireless’ retail sales representatives receive sales commissions for achieving sales targets with respect to Cable products and services, the cost of which to Wireless is reimbursed by Cable.

Transmission Facilities

Wireless has entered into agreements with Cable to share the construction and operating costs of certain co-located fibre-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership, as applicable. Since there are significant fixed costs associated with these transmission links, Wireless and Cable have achieved economies of scale by sharing these facilities resulting in reduced capital costs. In addition, Wireless receives payments from Cable for the use of its data, circuits, data transmission and links. The price of these services is based on usage or ownership, as applicable.

In addition, we continue to look for other operations and activities that can be shared or jointly operated with other companies within the Rogers group. Specifically, is the consideration of the expansion of inter-company arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group. Cable also may receive billing and other services from Wireless in connection with its launch of voice-over-cable telephony services. In the future, market conditions may require us to further strengthen our arrangements to better coordinate and integrate our sales and marketing and operational activities within the Rogers Group.

Advertising

Wireless and Cable advertise their products and services through radio stations and other media outlets owned by Media. They receive a discount from the customary rates of Media. Media has also agreed to compensate Cable for the placement of Media advertising on one or more of Cable’s television channels.

AT&T Arrangements

In November 1996, Wireless entered into a long-term strategic alliance with AT&T Corp., its affiliate AT&T Canada Enterprises Inc. (“AT&T Canada Enterprises”) and its then affiliates, AWE and AT&T Canada. AT&T Canada, now renamed Allstream Inc., offers local and long-distance telephone and data transmission services to business customers in Canada. This strategic alliance included, among other things, a brand licence agreement under which Wireless was granted a licence to use, on a co-branded basis, the AT&T brand in connection with the marketing of its wireless communications services.

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In 1999, Wireless entered into a renewed long-term strategic alliance with AWE, AT&T Canada Enterprises and AT&T Canada involving a number of agreements. In January 2003, Wireless’ supply and marketing agreement and non-competition agreement with AT&T Canada were terminated. In March 2004, Wireless’ brand licence agreement with AWE was terminated. In October 2004, the shareholders’ agreement between ourselves, AWE and Wireless was terminated as a result of our acquisition of the 34% stake in Wireless owned by AWE. The remaining relevant agreements between Wireless and AWE are described below.

Mobile Wireless Marketing, Technology and Services Agreement

Wireless entered into an amended and restated mobile wireless marketing, technology and services agreement with AWE that enables them to share marketing and technology information and requires the parties to work together to develop networks with common features for their respective subscribers. This agreement may be terminated at any time by either party. No amounts are payable under the agreement.

Roaming Agreement

Wireless maintains a reciprocal roaming agreement with AWE (now part of Cingular) whereby AWE provides wireless communications services to Wireless’ subscribers when they travel to the U.S. and we provide the same services to Cingular subscribers when they travel to Canada. This agreement may be terminated upon short notice by either party.

Shareholders’ Agreement

In connection with the JVII investment described above, we, Wireless, and JVII entered into a shareholders’ agreement. This agreement terminated in October 2004 upon our acquisition of the 34% stake in Wireless owned by AWE.

Summary of Charges from (to) Related Parties

We have entered into certain transactions in the normal course of business with AWE, a shareholder of Wireless until October 13, 2004, and with certain broadcasters in which we have an equity interest.

(In millions of dollars)	2004	2003
Roaming revenue billed by AWE (1)	$12.1	$13.0
Roaming expenses paid to AWE (1)	(9.0)	(13.6)
Fees Paid to AWE for over air activation (1)	(0.0)	(0.3)
Programming rights acquired from the Blue Jays	(8.0)	(12.0)
Access fees paid to broadcasters accounted for by the equity method	(19.0)	(19.0)
	$(23.9)	$(31.9)

(1)	Amounts for 2004 are until October 13, 2004.

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In addition, we entered into certain transactions with companies, the partners or senior officers of which are directors of RCI or our subsidiary companies as follows:

(In millions of dollars)	2004	2003
Legal services and commisssions paid on premiums for insurance coverage	$4.0	$6.1
Telecommunications and programming services	6.3	59.2
Interest charges and other financing fees	37.8	18.1
	$48.1	$83.4

We made payments to or received payments from companies controlled by our controlling shareholder as follows:

(In millions of dollars)	2004	2003
Dividends paid on Class A Voting and Class B Non-Voting shares of the RCI	$7.0	$7.0
Dividends paid on Class A Preferred shares of Blue Jays Holdco	2.7	2.4
Charges to Rogers for business use of aircraft	0.5	0.4
Charges by Rogers for rent and reimbursement of office and personnel costs	(0.1)	(0.4)
	$10.1	$9.4

75	Rogers Communications 2004 MD&A

SUPPLEMENTARY INFORMATION

Five-Year Financial Summary

Years ended December 31,
(thousands of dollars, except per share amounts)	2004	2003	2002	2001	2000
Income and Cash Flow
Revenue
Wireless (1)	$2,783,525	$2,207,794	$1,891,514	$1,640,889	$1,544,883
Cable (1)	1,945,655	1,788,122	1,614,554	1,446,599	1,301,672
Media	899,763	854,992	810,805	721,710	681,023
Blue Jays	61,849	-	-	-	-
Corporate and eliminations	(82,543)	(59,052)	(50,088)	4,772	-
	$5,608,249	$4,791,856	$4,266,785	$3,813,970	$3,527,578
Operating Profit (2)
Wireless	$950,391	$727,572	$527,687	$411,945	$410,924
Cable	708,659	663,474	563,480	516,805	457,777
Media	121,541	106,724	87,635	68,306	77,390
Blue Jays	(6,169)	-	-	-	-
Corporate and eliminations	(40,281)	(48,874)	(37,188)	(44,535)	(28,366)
	$1,734,141	$1,448,896	$1,141,614	$952,521	$917,725
Net Income (loss) (1) (4)	$(67,142)	$79,369	$259,854	$(515,721)	$76,943
Cash flow from operations (1) (3)	$1,305,019	$1,031,043	$682,839	$483,862	$776,214
Property, plant and equipment expenditures	$1,054,938	$963,742	$1,261,983	$1,420,747	$1,212,734
Average Class A and Class B shares outstanding (000's)	240,435	225,918	213,570	208,644	203,761
Per Share
Earnings (loss) - basic	$(0.28)	$0.35	$1.05	$(2.56)	$0.37
- diluted	(0.28)	0.34	0.83	(2.56)	0.37
Balance Sheet
Assets
Property, plant and equipment, net	$5,486,837	$5,039,304	$5,051,998	$4,717,731	$4,047,329
Goodwill	3,388,687	1,891,636	1,892,060	1,711,551	1,477,227
Intangible assets	2,855,689	400,219	423,674	423,374	124,206
Investments	139,170	229,221	223,937	1,047,888	972,648
Other assets	1,402,355	905,115	1,115,064	1,298,400	1,370,697
	$13,272,738	$8,465,495	$8,706,733	$9,198,944	$7,992,107
Liabilities and Shareholders' Equity
Long-term debt (1) (5)	$8,541,097	$5,440,018	$6,319,454	$5,809,497	$4,613,384
Accounts payable and other liabilities	2,346,307	1,534,541	1,272,745	1,192,165	1,232,463
Future income taxes	-	-	27,716	137,189	145,560
Non-controlling interest	-	193,342	132,536	186,377	88,683
Total liabilities	10,887,404	7,167,901	7,752,451	7,325,228	6,080,090
Shareholders' equity (1)	2,385,334	1,297,594	954,282	1,873,716	1,912,017
	$13,272,738	$8,465,495	$8,706,733	$9,198,944	$7,992,107

(1)	As reclassified and restated. See the "New Accounting Standards" section.
(2)
Operating profit is defined as income before depreciation, amortization, interest, income taxes, non-operating items. See “Key Performance Indicators Non-GAAP Measures - Operating Profit and Profit Margin” section.

(3)	Cash flow from operations before changes in working capital amounts.
(4)	Restated for the change in accounting of foreign exchange translation.
(5)	Total long-term debt, including current portion, has been reclassified to exclude the effect of our cross-currency interest rate exchange agreements.

76	Rogers Communications 2004 MD&A

SUPPLEMENTARY INFORMATION:

Summary of Quarterly Results

Quarterly results and statistics for the previous eight quarters are outlined on the following two pages.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Cable, Wireless and Media has unique seasonal aspects to their businesses.

The operating results from Cable and Internet services are subject to modest seasonal fluctuations in subscriber additions and disconnections which are largely attributable to movements of university and college students, individuals temporarily suspending service due to extended vacations, and the timing of promotional activity. Video operations may also experience modest fluctuations from quarter-to-quarter due to the timing of popular titles available throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle.

Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses in that period. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.

The seasonality at Media is a result of fluctuations in advertising and related retail cycles as they relate to periods of increased consumer activity. The fourth quarter is generally the strongest quarter.

In addition to the seasonal trends, the most notable trend has been the quarter-by-quarter improvements in revenue and operating profit across the Cable, Wireless and Media businesses.

Cable services revenue and operating profit increased primarily due to price increases in August 2003 and July 2004, and increased penetration of its digital products and incremental programming packages. Similarly, the steady growth of Internet revenues has been the result of a greater Internet penetration as a percentage of homes passed. Video stores revenue and operating profit has increased due to increased number of stores and a greater variety of products and service offerings resulting in higher average revenue per customer visit.

Wireless revenue and operating profit growth reflects the increasing number of wireless voice and data subscribers and the increase in blended postpaid and prepaid ARPU. Wireless has continued its strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network. The growth in the operating results and statistics of fourth quarter of 2004 also reflect Roger Wireless’ acquisition of Microcell.

Media’s results are primarily attributable to a general upturn in demand for local advertising despite the softness with respect to national advertising coupled with the impact of the NHL lockout.

Other fluctuations in net income from quarter-to-quarter can also be attributed to gain (losses) due to the sale or write-down of expenses, non-operating foreign exchange gain (losses), changes in the fair value of derivative instruments, losses on the repayment of long-term debt, and changes in income tax expense (recovery).

77	Rogers Communications 2004 MD&A

Historical Quarterly Summary

	2004
(thousands of dollars, except per share amounts)	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue (1)
Wireless (2)	$592,841	$655,920	$721,136	$813,628
Cable	473,074	474,846	489,371	508,364
Media	215,741	230,881	206,757	246,384
Blue Jays	-	-	42,062	19,787
Corporate and eliminations	(16,907)	(18,152)	(25,638)	(21,846)
	1,264,749	1,343,495	1,433,688	1,566,317
Operating profit (3)
Wireless	219,644	247,083	269,565	214,099
Cable	171,186	173,294	173,143	191,036
Media	6,470	38,819	24,046	52,206
Blue Jays	-	-	(9,065)	2,896
Corporate	(15,443)	(13,407)	(1,714)	(9,717)
	381,857	445,789	455,975	450,520
Other expense (recovery)	-	-	-	-
Depreciation and amortization	246,090	250,528	255,857	340,076
Operating income	135,767	195,261	200,118	110,444
Interest on long-term debt (1)	(137,539)	(132,293)	(129,868)	(176,298)
Other income (expense)	(75,383)	(41,775)	29,676	37,776
Income tax recovery (expense)	(1,453)	(3,555)	(3,371)	4,932
Non-controlling interest	423	(25,596)	(48,480)	(5,928)
Net income (loss) for the period (1)	(78,185)	(7,958)	48,075	(29,074)
Net income (loss) per share -basic	$(0.33)	$(0.03)	$0.20	$(0.12)
Operating profit margin % (3)
Consolidated	30.2	33.2	31.8	28.8
Other Statistics
Property, plant and equipment expenditures	$228,666	$218,267	$221,147	$386,858
Property, plant and equipment, net	5,037,873	5,016,443	5,007,141	5,486,837
Total Assets	8,606,593	8,761,089	8,779,097	13,272,738
Total long-term debt, including current portion (1) (4)	5,702,166	5,661,102	5,330,035	8,541,097
Other liabilities	1,471,188	1,402,842	1,646,105	2,346,307
Shareholders' equity (1)	1,233,840	1,466,653	1,520,845	2,385,334

(1)	As reclassified and restated. See the “New Accounting Standards” section.
(2)	Wireless revenue restated to reflect roaming revenue.
(3)	As defined in “Key Performance Indicators Non-GAAP Measures - Operating Profit and Profit Margin” section.
(4)	Total long-term debt, including current portion, has been reclassified to exclude the effect of cross-currency interest rate exchange agreements for all periods.

78	Rogers Communications 2004 MD&A

Historical Quarterly Summary

	2003
(thousands of dollars, except per share amounts)	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue (1)
Wireless (2)	$497,118	$532,462	$588,615	$589,599
Cable	432,998	434,386	445,646	475,092
Media	196,726	219,706	194,691	243,869
Blue Jays	-	-	-	-
Corporate and eliminations	(11,462)	(13,341)	(17,329)	(16,920)
	1,115,380	1,173,213	1,211,623	1,291,640
Operating profit (3)
Wireless	155,810	182,546	222,295	166,921
Cable	157,290	161,878	167,585	176,721
Media	6,020	37,106	20,988	42,610
Blue Jays	-	-	-	-
Corporate	(9,846)	(11,324)	(10,762)	(16,942)
	309,274	370,206	400,106	369,310
Other expense (recovery)	-	-	-	-
Depreciation and amortization	248,319	256,427	261,666	273,851
Operating income	60,955	113,779	138,440	95,459
Interest on long-term debt (1)	(136,724)	(141,241)	(135,229)	(128,704)
Other income (expense)	109,620	96,860	(12,045)	50,558
Income tax recovery (expense)	(3,923)	(3,372)	(3,039)	36,400
Non-controlling interest	(16,158)	(25,197)	(18,854)	1,784
Net income (loss) for the period (1)	13,770	40,829	(30,727)	55,497
Net income (loss) per share -basic	$0.06	$0.18	$(0.13)	$0.24
Operating profit margin % (3)
Consolidated	27.7	31.6	33.0	28.6
Other Statistics
Property, plant and equipment expenditures	$188,950	$222,312	$244,722	$307,758
Property, plant and equipment, net	5,004,390	4,981,017	4,975,265	5,039,304
Total Assets	8,446,249	8,791,553	8,481,103	8,465,495
Total long-term debt, including current portion (1) (4)	6,168,002	6,025,342	5,598,946	5,440,018
Other liabilities	1,124,619	1,315,839	1,439,643	1,534,541
Shareholders' equity (1)	1,004,931	1,276,480	1,249,767	1,297,594

(1)	As reclassified and restated. See the “New Accounting Standards” section.
(2)	Wireless revenue restated to reflect roaming revenue.
(3)	As defined in “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” section.
(4)	Total long-term debt, including current portion, has been reclassified to exclude the effect of cross-currency interest rate exchange agreements for all periods.

79	Rogers Communications 2004 MD&A

SUPPLEMENTARY INFORMATION:
Operating Profit Margin Calculations:

(In millions of dollars)	2004	2003
RCI
Operating Profit (1)	1,734.2	1,448.9
Divided by Total Revenue	5,608.3	4,791.9
RCI Operating Profit Margin	30.9%	30.2%
WIRELESS
Operating Profit (1)	950.4	727.6
Divided by Network Revenue	2,502.3	2,030.0
Wireless Operating Profit Margin	38.0%	35.8%
CABLE:
Cable:
Operating Profit (1)	680.5	639.8
Divided by Revenue	1,632.0	1,508.7
Cable Operating Profit Margin	41.7%	42.4%
Video:
Operating Profit (1)	28.2	23.7
Divided by Revenue	317.0	282.6
Video Operating Profit Margin	8.9%	8.4%
TOTAL CABLE AND VIDEO:
Operating Profit (1)	708.7	663.5
Divided by Revenue	1,945.7	1,788.1
Cable and Video Operating Profit Margin	36.4%	37.1%
MEDIA:
Publishing:
Operating Profit (1)	23.1	29.4
Divided by Revenue	278.6	289.9
Publishing Operating Profit Margin	8.3%	10.1%
Radio:
Operating Profit (1)	58.0	38.7
Divided by Revenue	204.7	177.2
Radio Operating Profit Margin	28.3%	21.8%
Television:
Operating Profit (1)	36.8	27.6
Divided by Revenue	196.8	178.0
Television Operating Profit Margin	18.7%	15.5%
The Shopping Channel:
Operating Profit (1)	23.4	19.2
Divided by Revenue	230.9	210.5
The Shopping Channel Operating Profit Margin	10.1%	9.1%
TOTAL MEDIA:
Operating Profit (1)	121.5	106.7
Divided by Revenue	899.8	855.0
Total Media Operating Profit Margin	13.5%	12.5%

(1)	As defined. See "Key Performance Indicators and Non-GAAP measures- Operating Profit" section.

80	Rogers Communications 2004 MD&A

SUPPLEMENTARY INFORMATION:
Wireless Non-GAAP Calculations (1):

(In millions of dollars, except ARPU figures)	2004	2003
Postpaid ARPU (1) (monthly)
Postpaid (voice and data) revenue	$2,361.1	$1,911.1
Divided by: Average postpaid wireless voice and data subscribers	3,307.0	2,781.8
Divided by: 12 months	12	12
	$59.50	$57.25
Prepaid ARPU (monthly)
Prepaid revenue	$116.7	$91.3
Divided by: Average prepaid subscribers	818.5	754.5
Divided by: 12 months	12	12
	$11.88	$10.08
Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$2,477.8	$2,002.3
Divided by: Average postpaid and prepaid wireless voice and data subscribers	4,125.4	3,536.3
Divided by: 12 months	12	12
	$50.05	$47.19
Cost of Acquisition per Gross Addition
Total sales and marketing costs	$444.4	$362.0
Equipment margin loss (acquisition related)	117.5	134.8
	$561.9	$496.8
Divided by: Total gross wireless additions (postpaid, prepaid, wholesale and one-way messaging)	1,509.6	1,321.5
	$372	$376
Operating expense per Average Subscriber (monthly)
Total expenses before sales and marketing costs	$879.2	$737.5
Equipment margin loss (retention related)	110.7	68.1
	$989.9	$805.6
Divided by: Average total wireless subscribers	4,346.0	3,809.6
Divided by: 12 months	12	12
	$18.99	$17.62
One Way Messaging ARPU (monthly)
One-way messaging revenue	$24.5	$27.6
Divided by: Average one-way messaging subscribers	220.5	273.3
Divided by: 12 months	12	12
	$9.25	$8.40
Equipment Margin Loss
Equipment sales	$281.3	$177.9
Cost of equipment sales	509.5	380.8
	$228.2	$202.9
Acquisition related	$117.5	$134.8
Retention related	110.7	68.1
	$228.2	$202.9

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

81	Rogers Communications 2004 MD&A

SUPPLEMENTARY INFORMATION:
Cable Non-GAAP Calculations (1):

(In millions of dollars, except ARPU figures)	2004	2003
Customer relationships (unique)
Basic cable subscribers	2,254.6	2,269.4
Internet subscribers	936.6	777.8
Less: Subscribers to both basic cable and Internet	(835.3)	(707.9)
	2,355.9	2,339.3
Revenue Generating Units (RGU's)
Basic cable subscribers	2,254.6	2,269.4
Internet subscribers	936.6	777.8
Digital subscribers (households)	675.4	535.3
	3,866.6	3,582.5
Core Cable ARPU
Basic cable and digital revenue	$1,253.1	$1,186.4
Divided by: Average basic cable subscribers	2,256.0	2,262.9
Divided by: 12 months	12	12
	$46.29	$43.69
Internet ARPU
Internet revenue	$378.9	$322.3
Divided by: Average Internet subscribers (000's)	847.7	704.2
Divided by: 12 months	12	12
	$37.25	$38.14

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

82	Rogers Communications 2004 MD&A

SUPPLEMENTARY INFORMATION:

Basis of Pro Forma Presentation

Certain financial and operating data information has been prepared on a pro forma basis as if the transactions relating to Wireless and Microcell, as described previously, had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Microcell, and the accounting for the purchases of Wireless shares and Microcell.

Although we believe this presentation provides certain relevant context and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Microcell’s historically reported financial information to conform it to our respective accounting policies, the impacts of purchase accounting, including amortization of the acquired intangibles and fair value increments, financings associated with the acquisition of Microcell and the impact of amortizing the deferred compensation expense arising on the exchange of stock options in Wireless into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon preliminary estimates and certain assumptions that we believe are reasonable. In preparing the pro forma financial information, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired, including amortizable and non-amortizable intangible assets, and liabilities assumed based on management’s best estimates. Accounting policies used in the preparation of these statements are those disclosed in our 2004 annual Consolidated Financial Statements and Notes thereto.

Selected Unaudited Quarterly Pro Forma Financial and Operating Data

Rogers Communications Inc.
Pro Forma Statements of Income (1)
Years Ended December 31, 2004 and 2003
Unaudited

(In millions of dollars, except margin	2004					2003
and per subscriber statistics)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Operating revenue	$1,406,078	$1,501,883	$1,607,134	$1,641,620	$6,156,715	$1,245,722	$1,309,492	$1,354,707	$1,441,207	$5,351,128
Cost of sales	160,268	221,283	253,861	246,535	881,947	125,307	160,652	179,746	228,605	694,310
Sales and marketing costs	224,790	221,425	236,053	307,620	989,888	224,302	193,929	201,966	256,752	876,949
Operating, general and administrative expenses	631,296	596,172	631,440	630,956	2,489,862	557,834	553,139	550,535	590,959	2,252,467
Operating profit	389,725	463,004	485,781	456,510	1,795,018	338,278	401,772	422,460	364,891	1,527,402
Special charges	-	5,441	4,226	26,106	35,773	-	-	-	-	-
Depreciation and amortization	337,674	341,944	351,716	377,912	1,409,247	367,837	355,288	351,246	363,872	1,438,244
Operating income (loss)	52,050	115,618	129,838	52,491	349,998	(29,559)	46,484	71,215	1,019	89,158
Interest on long-term debt	(186,270)	(181,024)	(178,599)	(209,101)	(754,993)	(234,579)	(207,690)	(185,391)	(178,785)	(806,444)
Other income (expense)	(83,678)	(51,797)	28,243	15,083	(92,149)	212,826	144,234	(13,490)	54,794	398,365
Income tax recovery (expense)	(1,939)	(4,041)	(5,357)	4,727	(6,610)	(4,520)	(12,272)	(4,277)	44,751	23,682
Non-controlling interest	-	-	-	-	-	-	-	-	-	-
Net income (loss) for the period	$(219,837)	$(121,244)	$(25,875)	$(136,799)	$(503,754)	$(55,832)	$(29,243)	$(131,943)	$(78,222)	$(295,239)

(1)
See “Basis of Pro Forma Presentation” section for discussion of considerations in the preparation of this pro forma information. Also see “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” section.

83	Rogers Communications 2004 MD&A

Rogers Wireless Communications Inc.
Pro Forma Statements of Income (1)
Years Ended December 31, 2004 and 2003
Unaudited

(In millions of dollars, except margin	2004					2003
and per subscriber statistics)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Revenue
Postpaid (voice and data)	$616,727	$676,846	$734,700	$741,492	$2,769,765	$526,804	$557,458	$610,129	$602,555	$2,296,946
Prepaid	53,935	55,829	53,865	52,847	216,476	52,003	54,814	53,853	60,064	220,735
One-way messaging	6,386	6,293	5,973	5,828	24,480	7,432	6,876	6,815	6,442	27,565
Network revenue	677,048	738,968	794,538	800,167	3,010,721	586,239	619,148	670,797	669,062	2,545,245
Equipment revenue	57,122	75,340	100,044	88,764	321,270	41,221	49,593	60,902	70,105	221,821
Total operating revenue	734,170	814,308	894,582	888,931	3,331,991	627,460	668,741	731,699	739,167	2,767,067
Operating expenses
Cost of equipment sales	122,607	151,364	184,806	166,884	625,661	84,336	99,618	120,281	175,461	479,696
Sales and marketing expenses	114,519	118,888	122,018	193,647	549,072	102,975	103,002	111,711	146,483	464,171
Operating, general and administrative expenses	269,533	279,759	288,389	308,311	1,145,990	255,333	252,009	255,058	254,721	1,017,121
Management fees	2,919	2,919	2,918	2,919	11,675	2,834	2,834	2,834	2,834	11,336
Total operating expenses	509,578	552,930	598,131	671,761	2,332,398	445,478	457,463	489,884	579,499	1,972,324

Operating profit	224,593	261,379	296,452	217,171	999,593	181,981	211,278	241,815	159,668	794,743
Depreciation and amortization	150,053	155,272	156,774	157,499	619,598	180,612	166,064	160,619	177,166	684,462
Special charges	-	5,441	4,226	26,106	35,773	-	-	-	-	-
Operating income (loss)	74,540	100,666	135,452	33,566	344,222	1,369	45,214	81,196	(17,498)	110,281
Interest expense on long-term debt	(107,515)	(101,595)	(99,789)	(108,912)	(417,810)	(149,291)	(119,477)	(102,928)	(100,066)	(471,762)
Foreign exchange gain (loss)	(31,664)	(41,299)	10,837	(22,246)	(84,372)	155,449	100,572	508	29,192	285,722
Change in the fair value of derivative instruments	(18,900)	15,060	(5,206)	1,246	(7,800)	-	-	-	-	-
Loss on repayment of long-term debt	(2,313)	-	-	-	(2,313)	-	-	-	-	-
Investment and other income	30	(1,481)	2,549	2,069	3,167	(78)	419	906	2,503	3,750
						-	-	-	-	-
Income (loss) before income taxes	(85,822)	(28,649)	43,843	(94,278)	(164,906)	7,449	26,728	(20,318)	(85,868)	(72,009)
Income tax expense (recovery)	1,810	1,808	3,287	2,745	9,650	1,975	10,278	2,409	(9,885)	4,777
Net income (loss)	$(87,632)	$(30,457)	$40,556	$(97,023)	$(174,556)	$5,474	$16,451	$(22,727)	$(75,983)	$(76,785)
Key Business Indicators:
Property, plant and equipment expenditures	$205,867	$169,624	$128,458	$170,185	$674,134	$81,381	$111,112	$136,520	$155,738	$484,751
Sales and marketing costs per gross subscriber addition	360	358	315	391	357	381	349	326	347	348
Average monthly operating expense per subscriber after management fees	18.79	19.45	20.39	20.90	19.88	18.63	18.55	18.71	18.65	18.61

(1)
See “Basis of Pro Forma Presentation” section for discussion of considerations in the preparation of this pro forma information. Also see “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” section.

84	Rogers Communications 2004 MD&A

Rogers Wireless Communications Inc.
Pro Forma Operating Metrics (1)
Years Ended December 31, 2004 and 2003
Unaudited

(Subscriber statistics in thousands	2004					2003
except ARPU and churn)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Postpaid (Voice and Data)
Gross additions	302.2	350.0	397.2	444.4	1493.7	213.9	243.4	296.4	460.9	1214.6
Net additions	97.0	134.2	166.6	208.1	605.9	30.2	65.4	110.5	241.3	447.3
Total postpaid retail subscribers	3,718.8	3,852.9	4,019.5	4,184.1	4,184.1	3,204.6	3,269.9	3,380.4	3,621.7	3621.7
ARPU ($)	56.00	59.64	62.33	60.86	59.74	55.16	57.45	61.26	57.80	57.87
Churn (%)	1.87	1.91	1.97	1.95	1.93	1.93	1.84	1.88	2.14	1.95
Prepaid
Gross additions	115.3	109.4	123.7	149.6	498.0	119.2	137.8	161.8	175.0	593.9
Net additions (losses)	(30.4)	(35.0)	6.8	54.8	(3.8)	(19.8)	(29.3)	46.0	38.7	35.5
Adjustment to subscriber base	0.0	(74.8)	0.0	0.0	(74.8)	-	(20.9)	0.0	0.0	(20.9)
Total prepaid retail subscribers	1,382.3	1,272.5	1,279.3	1,334.1	1334.1	1,378.3	1,328.1	1,374.1	1,412.8	1412.8
ARPU ($)	12.82	14.25	14.12	13.62	13.67	12.47	13.57	13.29	14.49	13.43
Churn (%)	3.45	3.65	3.07	2.47	3.17	3.32	4.12	2.87	3.31	3.41
Total - Postpaid and Prepaid
Gross additions	417.4	459.4	520.9	593.9	1991.7	333.2	381.2	458.2	635.9	1808.4
Net additions	66.6	99.2	173.3	262.9	602.1	10.3	36.0	156.5	280.0	482.9
Adjustment to subscriber base	-	(74.8)	-	-	(74.8)	0.0	(20.9)	0.0	0.0	(20.9)
Total retail subscribers	5,101.1	5,125.5	5,298.8	5,518.2	5,518.2	4,582.9	4,598.0	4,754.5	5,034.5	5034.5
ARPU ($)	44.07	47.99	50.54	49.45	48.01	42.18	44.55	47.38	45.47	44.86
Wholesale subscribers					91.2

(1)	See “Basis of Pro Forma Presentation” section for discussion of considerations in the preparation of this pro forma information. Also see “Key Performance Indicators and Non-GAAP Measures” section.

85	Rogers Communications 2004 MD&A

Consolidated Financial Statements of

ROGERS COMMUNICATIONS INC.

Years ended December 31, 2004 and 2003

ROGERS COMMUNICATIONS INC.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
December 31, 2004

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly, in all material respects, Rogers Communications lnc.'s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the financial statements.

Management of Rogers Communications Inc., in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Rogers Communications lnc.'s assets are properly accounted for and safeguarded. The internal control processes include management's communication to employees of policies that govern ethical business conduct.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities: and, to review Management's Discussion and Analysis, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

/s/ Edward S. Rogers, O.C.	/s/ Alan D. Horn, C.A.

Edward S. Rogers, O.C.	Alan D. Horn. C.A.
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rogers Communications Inc. as at December 31, 2004 and 2003 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

February 15, 2005, except
as to note 23, which is as
of March 7, 2005, and
except as to note 2(s)(i),
which is as of May 20, 2005

ROGERS COMMUNICATIONS INC.
Consolidated Balance Sheets
(In thousands of dollars)

December 31, 2004 and 2003
	2004	2003
	Restated
Assets
Current assets:
Cash and cash equivalents	$243,993	$-
Accounts receivable, net of allowance for doubtful accounts of $94,035 (2003 - $75,708)	673,936	550,830
Other current assets (note 4)	260,517	178,993
	1,178,446	729,823
Property, plant and equipment (note 5)	5,486,837	5,039,304
Goodwill (note 6(a))	3,388,687	1,891,636
Intangible assets (note 6(b))	2,855,689	400,219
Investments (note 7)	139,170	229,221
Deferred charges (note 8)	134,466	142,480
Other long-term assets (note 9)	89,443	32,812
	$13,272,738	$8,465,495
Liabilities and Shareholders' Equity
Current liabilities:
Bank advances, arising from outstanding cheques	$-	$10,288
Accounts payable and accrued liabilities	1,428,296	1,018,196
Current portion of long-term debt (note 11)	618,236	11,498
Current portion of derivative instruments (note 12)	58,856	-
Unearned revenue	152,723	97,577
	2,258,111	1,137,559
Long-term debt (notes 2(s)(i) and 11)	7,922,861	5,428,520
Derivative instruments (note 12)	641,545	338,147
Other long-term liabilities	64,887	70,333
	10,887,404	6,974,559
Non-controlling interest	-	193,342
Shareholders' equity (notes 2(s)(i) and 13)	2,385,334	1,297,594
	$13,272,738	$8,465,495

Commitments (note 20)
Guarantees (note 21)
Contingent liabilities (note 22)
Canadian and United States accounting policy differences (note 23)
Subsequent events (notes 3(d) and 24)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Edward S. Rogers, O.C.	Director

/s/ H. Garfield Emerson, Q.C.	Director

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Income
(In thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

	2004	2003
	Restated
Operating revenue	$5,608,249	$4,791,856
Cost of sales	797,857	642,243
Sales and marketing expenses	883,622	742,781
Operating, general and administrative expenses	2,192,629	1,957,936
Depreciation and amortization	1,092,551	1,040,263
Operating income	641,590	408,633
Interest on long-term debt (note 2(s)(i))	575,998	541,898
	65,592	(133,265)
Gain on sale of investments	14,454	17,902
Write-down of investments	(6,021)	-
Losses from investments accounted for by the equity method	(18,694)	(54,033)
Loss on repayment of long-term debt (note 11(e))	(28,210)	(24,839)
Foreign exchange gain (loss) (note 2(g))	(67,555)	303,707
Change in the fair value of derivative instruments	26,774	-
Gain on dilution on issue of shares by a subsidiary	15,502	1,977
Investment and other income, net	14,044	279
Income before income taxes and non-controlling interest	15,886	111,728
Income tax expense (reduction) (note 14):
Current	3,447	1,675
Future	-	(27,741)
	3,447	(26,066)
Income before non-controlling interest	12,439	137,794
Non-controlling interest	(79,581)	(58,425)
Net income (loss) for the year (note 2(s)(i))	$(67,142)	$79,369
Earnings (loss) per share (note 15):
Basic	$(0.28)	$0.35
Diluted	(0.28)	0.34

See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Deficit
(In thousands of dollars)

Years ended December 31, 2004 and 2003

	2004	2003
	Restated
Deficit, beginning of year:
As previously reported	$(339,436)	$(415,589)
Change in accounting policy related to stock-based compensation (note 2(p))	(7,025)	-
Change in accounting policy related to Convertible Preferred Securities (note 2(s)(i))	(81,786)	(61,753)
As restated	(428,247)	(477,342)
Net income (loss) for the year	(67,142)	79,369
Dividends on Class A Voting and Class B Non-Voting shares	(24,052)	(23,238)
Dividends on Series E Preferred shares	-	(11)
Deficit, end of year	$(519,441)	$(421,222)

See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Cash Flows
(In thousands of dollars)

Years ended December 31, 2004 and 2003

	2004	2003
	Restated
Cash provided by (used in):
Operating activities:
Net income (loss) for the year (note 2(s)(i))	$(67,142)	$79,369
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,092,551	1,040,263
Program rights and video rental inventory depreciation	88,328	81,271
Future income taxes	-	(27,741)
Non-controlling interest	79,581	58,425
Unrealized foreign exchange loss (gain)	66,943	(290,661)
Change in fair value of derivative instruments	(26,774)	-
Write-down of investments	6,021	-
Gain on sale of investments	(14,454)	(17,902)
Loss on repayment of long-term debt	28,210	24,839
Losses from investments accounted for by the equity method	18,694	54,033
Stock-based compensation expense	15,389	-
Accreted interest on Convertible Preferred Securities (note 2(s)(i))	20,924	20,033
Other	(3,252)	9,114
	1,305,019	1,031,043
Change in non-cash working capital (note 10(a))	(62,090)	(128,699)
	1,242,929	902,344
Financing activities:
Issue of long-term debt	8,982,443	1,589,518
Repayment of long-term debt	(6,043,533)	(1,691,480)
Premium on repayment of long-term debt	(49,188)	(19,348)
Proceeds on termination of cross-currency interest rate exchange agreements	58,416	-
Payment on termination of cross-currency interest rate exchange agreements	(64,602)	-
Financing costs incurred	(66,071)	(6,220)
Issue of capital stock	302,231	252,011
Dividends paid on Class B Non-Voting, Class A Voting and Series E Preferred shares	(23,422)	(11,607)
	3,096,274	112,874
Investing activities:
Additions to property, plant and equipment ("PP&E")	(1,054,938)	(963,742)
Change in non-cash working capital related to PP&E	59,994	(81,416)
Acquisition of Wireless (note 3(a))	(1,772,840)	-
Acquisition of Microcell Telecommunications Inc., net of cash acquired (note 3(b))	(1,148,637)	-
Investment in Toronto Blue Jays (note 7(a))	(99,235)	(29,374)
Other acquisitions	(66,700)	-
Acquisition of spectrum licences (note 6(b))	(6,055)	-
Proceeds on sale of other investments	7,816	20,705
Other investments	(4,327)	1,437
	(4,084,922)	(1,052,390)
Increase (decrease) in cash and cash equivalents	254,281	(37,172)
Cash and cash equivalents (deficiency), beginning of year	(10,288)	26,884
Cash and cash equivalents (deficiency), end of year	$243,993	$(10,288)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions, see note 10(b).

See accompanying notes to consolidated financial statements

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

1.	Nature of the business:

Rogers Communications Inc. ("RCI") is a Canadian communications company, carrying on business on a national basis, engaged in cable television, Internet access and video retailing through its wholly-owned subsidiary, Rogers Cable Inc. ("Cable"), wireless voice, messaging and data services through its wholly-owned subsidiary Rogers Wireless Communications Inc. ("Wireless") (2003 - 55.8% ownership), in radio and television broadcasting, televised home shopping and publishing through its wholly-owned subsidiary, Rogers Media Inc. ("Media") and in sports entertainment through its wholly-owned subsidiary Blue Jays Holdco Inc. ("Blue Jays"). RCI and its subsidiary companies are collectively referred to herein as the "Company".

2.	Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and differ in certain significant respects from United States GAAP as described in note 23. The consolidated financial statements include the accounts of RCI and its subsidiary companies. For the period from January 1, 2004 to October 13, 2004, the non-controlling interest of Wireless represented approximately 44.7% of Wireless' net income, after dilutions of the Company's ownership over that period. For the period from October 14, 2004 to December 31, 2004, the non-controlling interest represented approximately 11.2% of Wireless' net income, after dilutions of the Company's ownership over that period. Intercompany transactions and balances are eliminated on consolidation. When RCI's subsidiaries issue additional common shares to unrelated parties, RCI accounts for these issuances as if the Company had sold a portion of its interest in that subsidiary and, accordingly, records a gain or loss on dilution of RCI's interest.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Other investments are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

Certain comparative figures have been reclassified to conform with the current year's presentation.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

	(b)	Property, plant and equipment:

Property, plant and equipment ("PP&E") are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

The cost of the initial cable subscriber installation is capitalized.

	(c)	Depreciation:

PP&E are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Mainly straight line	5% to 6-2/3%
Towers, head-ends and transmitters	Straight line	6-2/3% to 10%
Distribution cable, subscriber drops and wireless network equipment	Straight line	6-2/3% to 25%
Wireless network radio base station equipment	Straight line	12-1/2% to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Customer equipment	Straight line	20% to 33-1/3%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Mainly diminishing balance	20% to 33-1/3%

(d)	Asset retirement obligations:

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset's useful life, and records the accretion of the liability as a charge to operating expense.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

	(e)	Long-lived assets:

Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2004 and 2003, no impairments in the carrying value of these assets existed.

	(f)	Goodwill and intangible assets:

(i) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

	(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(e). Intangible assets having an indefinite life, such as spectrum licences, are not amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair value with book value. An impairment loss on indefinite life intangible assets is recognized when the carrying amount of the asset exceeds its fair value.

Intangible assets with determinable lives are amortized on a straight-line basis annually over their estimated useful lives as follows:

Subscriber base	2-1/4 to 4-2/3 years
Brand name - Rogers	20 years
Brand name - Fido	5 years
Roaming agreements	12 years
Player contracts	5 years

The Company has tested goodwill and intangible assets with indefinite lives for impairment at December 31, 2004 and 2003 and determined that no impairment in the carrying value of these assets existed.

(g)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and related amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. The accounting for the effect of cross-currency interest rate exchange agreements used to hedge long-term debt is described in note 2(m). Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In 2004, foreign exchange losses related to the translation of long-term debt totalled $66.9 million (2003 - gain of $290.7 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

	(h)	Deferred charges:

The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods of up to five years.

	(i)	Inventories:

Inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes videocassettes, DVDs and video games, is depreciated to a pre-determined residual value. The residual value of the video rental inventory is recorded as a charge to operating expense upon the sale of the video rental inventory. Depreciation of video rental inventory is charged to operating expense on a diminishing-balance basis over a six-month period.

	(j)	Pension benefits:

The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses the current settlement discount rate to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets at the beginning of the year.

The Company uses the following methods:

(i)
The cost of pensions is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, compensation levels at the time of retirement and retirement ages of employees. Changes in these assumptions would impact future pension expense.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

(ii) For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(iii) Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.

	(k)	Acquired program rights:

Acquired program rights are carried at the lower of cost, less accumulated amortization, and net realizable value. Acquired program rights and the related liabilities are recorded when the licence period begins and the program is available for use. The cost of acquired program rights is amortized over the expected performance period of the related programs. Net realizable value of acquired program rights is reviewed using the industry standard daypart methodology.

	(l)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

	(m)	Derivative instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

For the year ended December 31, 2003, such instruments were designated as hedges of specific debt instruments. The Company accounted for these financial instruments as hedges and, as a result, the carrying values of the financial instruments were not adjusted to reflect their current fair value. The net receipts or payments arising from financial instruments relating to interest were recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument was adjusted to fair value. If the related debt instrument that was hedged was repaid, then the gain or loss was recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss was deferred and amortized over the remaining life of the original debt instrument. These instruments were periodically reviewed by the Company to ensure that the instruments were highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that did not meet the above criteria, variations in their fair value were marked-to-market on a current basis in the Company's consolidated statements of income.

Effective January 1, 2004, the Company adopted Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which established new criteria for hedge accounting for all hedging relationships in effect. Effective January 1, 2004, the Company re-assessed all relationships to determine whether the criteria for hedge accounting were met, and applied the new guidance on a prospective basis. The Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument's inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value.

For those instruments that did not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.

See note 12 for a discussion of the impact of the adoption of this standard in 2004.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

	(n)	Revenue recognition:

The Company's principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:

		(i)	Monthly subscriber fees in connection with wireless services, cable and Internet services and equipment, and media subscriptions are recorded as revenue on a pro rata basis over the month;

(ii)
Revenue from wireless airtime, roaming, wireless long-distance and optional services, pay-per-view and video-on-demand services, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided;

		(iii)	Advertising revenue is recorded in the period the advertising airs on the Company's radio or television stations and the period in which advertising is featured in the Company's media publications;

		(iv)	Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned; and

(v)
The Blue Jays' revenue, which is composed primarily of home game admission and concession revenue, is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays received revenue from the Major League Baseball ("MLB") Revenue Sharing Agreement which distributes funds to and from member clubs, based on the clubs' revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

	(o)	Subscriber acquisition costs:

The Company expenses all costs related to the acquisition or retention of subscribers, except as described in note 2(s)(iii).

	(p)	Stock-based compensation and other stock-based payments:

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard retroactively to January 1, 2002 without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2003 and 2002 fiscal years, with a corresponding increase in contributed surplus.

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method. The estimated fair value is amortized to expense over the vesting period.

Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors, including restricted stock units, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in operating income over the vesting period of the award. Changes in the Company's payment obligation prior to the settlement date are recorded in operating income over the vesting period. The payment amount is established for these awards on the date of exercise of the award by the employee.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

The Company also has an employee share accumulation plan. Under the terms of the plan, participating employees with the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee's contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee. The Company records its contribution as compensation expense. The share accumulation plan is more fully described in note 13.

The Company has a directors' deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units. Upon departure as a director, these deferred share units will be redeemed by the Company at then current Class B Non-Voting shares' market price. Compensation expense is recognized in the amount of the directors' remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the Class B Non-Voting shares at each balance sheet date and the related adjustment is recorded in operating income. At December 31, 2004, a total of 160,372 (2003 - 109,604) deferred share units were outstanding. At December 31, 2004, as a result of the acquisition of Wireless, the Company converted 16,517 Wireless deferred share units into 28,905 RCI deferred share units (note 3(a)).

	(q)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments, as described in note 15.

	(r)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets, discount rates and expected returns on plan assets affecting pension expense and the pension asset, asset retirement obligations and the recoverability of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows. For business combinations, key areas of estimation and judgment include the allocation of the purchase price, related integration and severance costs, as well as the determination of useful lives for amortizable intangible assets acquired including subscriber base, brand names and roaming agreements.

	(s)	Adoption of new accounting pronouncements:

		(i)	Financial instruments - disclosure and presentation:

On January 1, 2005, the Company adopted the amended provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3860, "Financial Instruments - Disclosure and Presentation" ("Section 3860") with retroactive application and, as a result, have reflected the impact of this new accounting policy in the consolidated balance sheets as at December 31, 2004 and 2003 and in the consolidated statements of income and cash flows for each of the years in the two year period ended December 31, 2004. Section 3860 has been amended to provide guidance for classifying as liabilities certain financial obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount for cash or the equivalent value of its own equity instruments are no longer presented as equity.

As a result of retroactively adopting Section 3860, the Company has reclassified the liability portion of its Convertible Preferred Securities to long-term debt and the related interest expense and accretion has been included as interest expense in the consolidated statements of income (notes 11 and 13).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

These changes resulted in the following:

	2004	2003
Increase (decrease)
Consolidated balance sheets:
Long-term debt	$490,710	$469,786
Shareholders' equity:
Convertible Preferred Securities	(388,000)	(388,000)
Deficit, beginning of year	81,786	61,753
Deficit, end of year	102,710	81,786
Consolidated statements of income:
Interest on long-term debt	$53,924	$53,033
Income tax expense (reduction)	-	(3,209)
Net income (loss) for the year	(53,924)	(49,824)
Consolidated statements of cash flows:
Cash provided by operating activities	$(33,000)	(33,000)
Cash provided by financing activities	33.000	33,000

These changes do not affect earnings (loss) per share since the interest and accretion have, in prior years, been deducted from net income (loss) in determining earnings (loss) per share.

(ii)	GAAP hierarchy:

In 2003, the CICA released Handbook Section 1100, "Generally Accepted Accounting Principles". Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard was effective January 1, 2004, and established standards for financial reporting in accordance with Canadian GAAP. This standard also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard and, as a result, has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

In addition, within the Company's consolidated statements of cash flows, it has reclassified the change in non-cash working capital related to PP&E to investing activities. This change had the impact of decreasing cash used in investing activities on the consolidated statement of cash flows, compared to the previous method, by $60.0 million (2003 - $81.4 million increase) with a corresponding decrease (2003 - increase) in cash provided by operating activities.

	(iii)	Revenue recognition and classification:

Effective January 1, 2004, the Company adopted new Canadian accounting standards including CICA Section 1100, "Generally Accepted Accounting Principles", CICA Emerging Issues Committee ("EIC") Abstract 142, "Revenue Arrangements with Multiple Deliverables" and EIC 141, "Revenue Recognition", regarding the determination of separate units of accounting in multiple element revenue arrangements, the timing of revenue recognition and the classification of certain items as revenue or expense.

The Company has determined that the sale of wireless services with an accompanying handset constitutes a revenue arrangement with multiple deliverables. Upon adoption of EIC 142, the Company divides these arrangements into separate units of accounting, including the wireless service and handset. Consideration received for the handset is recognized as equipment sales when the handset is delivered. Consideration received for the wireless service is recognized as service revenue when earned. Since the non-refundable, up-front activation fee charged to the subscriber does not meet the criteria as a separate unit of accounting, the Company allocates the additional consideration received from the activation fee to the handset (the delivered item) to the extent that the aggregate handset and activation fee proceeds do not exceed the fair value of the handset. Any activation fees not allocated to the handset would be deferred upon activation and recognized as service revenue over the expected customer relationship period.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

The Company has also determined that the sale of cable and Internet services constitutes a revenue arrangement with multiple deliverables. Upon adoption of EIC 142, the Company divides these arrangements into separate units of accounting, including the cable or Internet service and the customer-premises equipment, comprised of either a set-top box or a modem, as applicable. Consideration received for the customer-premises equipment is recognized upon delivery and acceptance by the customer. Consideration received for the cable or Internet service is recognized when earned. Since installation fees charged to customers do not meet the criteria as a separate unit of accounting, these fees are deferred and amortized over the related service period, determined to be approximately four years, based on churn, transfers of service and moves. Installation fees and the related cable or Internet service revenue are considered one unit of accounting. Incremental direct installation costs related to re-connects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs continue to be capitalized to PP&E and amortized over the useful life of the related assets. Previously, installation revenue in connection with cable and Internet services were recorded as revenue to the extent that direct selling costs were incurred.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made for all periods presented:

	•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•
Recoveries from new and existing subscribers from the sale of wireless and cable equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales and marketing expense.

•
Wireless equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber, and as operating, general and administrative expense in the case of an existing subscriber.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

•
Wireless equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously, these amounts were recorded as operating, general and administrative expense.

•
Certain other recoveries from Wireless and Cable subscribers related to collections activities are recorded in revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

As a result of the adoption of the new accounting standards in notes 2(s)(ii) and (iii), the following changes to the classification and recognition of revenue and expenses have been made:

	2004		2003
	Prior to	After	Prior to	After
	adoption	adoption	adoption	adoption
	(In millions of dollars, except per share amounts)
Operating revenue	$5,639.5	$5,608.2	$4,847.4	$4,791.9
Cost of sales	$568.6	$797.9	$505.9	$642.2
Sales and marketing expense	1,082.6	883.6	905.2	742.8
Operating, general and administrative expenses	2,251.3	2,192.6	1,987.3	1,957.9
Net income (loss)	$(64.4)	$(67.1)	$79.4	$79.4
Earnings (loss) per share:
Basic	$(0.27)	$(0.28)	$0.35	$0.35
Diluted	(0.27)	(0.28)	0.34	0.34

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

2.	Significant accounting policies (continued):

	(t)	Recent Canadian accounting pronouncements:

		(i)	Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis of control other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. AcG-15 will be applied in the Company's year beginning January 1, 2005. The Company does not expect this standard to have a material impact on its consolidated financial statements.

		(ii)	Arrangements containing a lease:

EIC Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"), addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. EIC 150 is effective for arrangements entered into or modified after January 1, 2005. The Company is currently assessing its impact.

		(iii)	Financial instruments:

In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments - Recognition and Measurement", Handbook Section 1530, "Comprehensive Income", and Handbook Section 3865, "Hedges". The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders' equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Company is assessing the impact of the new standards.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

3.	Business combinations:

The Company has completed the following acquisitions during the year which were accounted for by the purchase method:

(a) Wireless:

On October 13, 2004, the Company acquired the 34% interest of Wireless owned by JVII General Partnership, a partnership wholly-owned by AT&T Wireless Services, Inc. ("AWE"), for cash consideration totaling $1,767.4 million. With this transaction, the Company increased its ownership in Wireless from 55.3% to 89.3%. Wireless is a subsidiary of the Company whose results were already consolidated with those of the Company prior to this transaction.

On November 11, 2004, the Company announced that it would launch an exchange offer for any and all of the remaining outstanding shares of Wireless owned by the public, with consideration being 1.75 Class B Non-Voting shares of the Company for each share of Wireless. For accounting purposes, the value of the consideration was calculated as the average price of the Class B Non-Voting shares of the Company over a period two days before and after the November 11, 2004 announcement date of the exchange offer. At December 31, 2004, the Company completed the acquisition of all of the publicly-held shares of Wireless in exchange for 28,072,856 Class B Non-Voting shares of the Company valued at $811.9 million. This represented an acquisition of an approximate 11.2% interest in Wireless. As a result, at December 31, 2004, the Company owned 100% of Wireless.

On December 31, 2004, the Company issued stock options to purchase Class B Non-Voting shares of the Company in exchange for both vested and non-vested stock options to purchase shares of Wireless, using the same conversion ratio of 1.75. The fair value of the vested options issued totalled approximately $49.8 million, and was included as part of the purchase price. The fair value of the unvested options issued of approximately $23.4 million will be amortized to expense over the vesting period. The fair values of the Company's options were calculated using the Black-Scholes model.

Including direct incremental acquisition costs of approximately $11.3 million, the aggregate purchase price for the acquisition of the Wireless shares and options totaled $2,640.3 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

3.	Business combinations (continued):

	(b)	Microcell Telecommunications Inc.:

On November 9, 2004, the Company acquired the outstanding equity securities of Microcell Telecommunications Inc. ("Microcell") for cash consideration. The results of Microcell were consolidated effective November 9, 2004. Microcell is a provider of wireless telecommunications services in Canada. With this acquisition, the Company now operates the only Global System for Mobile communications ("GSM") network in Canada.

Including direct incremental acquisition costs of approximately $14.9 million, the purchase price totaled $1,318.4 million, including $51.7 million to be paid for warrants in 2005.

Prior to completion of the acquisition, the Company developed a plan to restructure and integrate the operations of Microcell. As a result of the restructuring and integration, $129.0 million is reflected as a liability assumed on acquisition in the allocation of the purchase price. This liability includes severance and other employee related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. Management is currently finalizing the restructuring and integration plan. Any adjustments will be reflected as part of the revised purchase price allocation, which is expected to be finalized in early 2005. Matters to be finalized include the terminations of certain leases and other contracts, employee severance related items and costs to close duplicate facilities and cell sites. Restructuring and integration of the operations of Microcell will continue through 2005.

The liability for restructuring costs recorded at the November 9, 2004 acquisition date is comprised of the following:

Network decommissioning and restoration costs	$52,806
Lease and other contract termination costs	48,329
Involuntary severance	27,891
$129,026

As at December 31, 2004, no payments have been made related to this liability.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

3.	Business combinations (continued):

	(c)	Other:

On December 23, 2004, the Company acquired the 20% interest in its subsidiary Rogers Sportsnet Inc. ("Sportsnet") for a cash purchase price of $45 million. Sportsnet operates four distinct all-sports television channels in Canada. With the acquisition of this 20% interest, the Company owns 100% of Sportsnet. The results of Sportsnet were already consolidated with those of the Company prior to this transaction.

On January 2, 2004, the Company entered into a partnership with CTV Specialty Television Inc. ("CTV") in which it acquired 50% of CTV's mobile production and distribution business. The interest in the partnership, "Dome Productions", was acquired for cash of $21.3 million, net of cash acquired of $3.5 million. Dome Productions has been proportionately consolidated with the Company since acquisition of the 50% interest on January 2, 2004.

During 2004, the Company had other acquisitions with purchase consideration of $0.4 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

3.	Business combinations (continued):

The estimated fair values of the assets acquired and liabilities assumed for each of these acquisitions are as follows:

	Wireless	Microcell	Other	Total
Consideration:
Cash	$1,767,370	$1,251,819	$70,200	$3,089,389
Class B Non-Voting shares	811,867	-	-	811,867
Amounts due in 2005	-	51,705	-	51,705
Options issued as consideration	73,228	-	-	73,228
Less fair value of unvested options	(23,440)	-	-	(23,440)
Acquisition costs	11,278	14,888	-	26,166
Purchase price	$2,640,303	$1,318,412	$70,200	$4,028,915
Cash and cash equivalents	$-	$118,070	$3,500	$121,570
Accounts receivable	-	86,179	4,118	90,297
Other current assets	-	31,796	674	32,470
Inventory	-	47,292	-	47,292
Long-term investments	-	3,823	-	3,823
Deferred charges	(17,197)	-	-	(17,197)
Subscriber base	792,516	140,000	5,000	937,516
Brand name	302,556	100,000	-	402,556
Roaming agreements	496,734	35,000	-	531,734
Spectrum licences	203,677	410,600	-	614,277
Property, plant and equipment	32,123	331,439	7,768	371,330
Accounts payable and accrued liabilities	-	(144,692)	(3,881)	(148,573)
Deferred revenue	-	(45,303)	-	(45,303)
Liabilities assumed on acquisition	-	(129,026)	-	(129,026)
Long-term debt	(56,509)	(352,651)	-	(409,160)
Derivative instruments	(20,090)	(64,602)	-	(84,692)
Non-controlling interest	290,878	-	-	290,878
Fair value of net assets acquired	$2,024,688	$567,925	$17,179	$2,609,792
Goodwill	$615,615	$750,487	$53,021	$1,419,123

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

3.	Business combinations (continued):

Since these acquisitions were completed in the fourth quarter of 2004, the allocations of purchase prices are preliminary and subject to refinement given that the valuations of the net assets acquired and liabilities assumed are not completed. The allocations of purchase prices reflect management's best estimates at the date of preparing these financial statements and are expected to be finalized by early 2005.

Intangible assets subject to amortization include the subscriber base, brand names and roaming agreements for each of the Wireless and Microcell transactions, which are being amortized over their estimated useful lives as disclosed in note 2(f)(ii). A change in the fair value of $10.0 million of each of the intangible assets related to the Wireless acquisition would impact depreciation and amortization expense and net loss by $10.7 million for the year ended December 31, 2004. An increase in the amortization period of one year for each of the amortizable intangible assets acquired would decrease depreciation and amortization expense and net loss by $5.8 million for the year ended December 31, 2004. A change in the fair value of $10.0 million of each of the intangible assets related to the Microcell acquisition would impact depreciation and amortization expense and net loss by $1.2 million for the year ended December 31, 2004. An increase in the amortization period of one year for each of the amortizable intangible assets acquired would decrease depreciation and amortization expense and net loss by $3.2 million for the year ended December 31, 2004.

Goodwill related to the step acquisitions of Wireless and the acquisition of Microcell has been assigned to the Wireless reporting segment. Goodwill related to the acquisitions of Sportsnet and Dome Productions has been assigned to the Media reporting segment.

The pro forma results of operations, had the Company acquired Wireless and Microcell on January 1, 2003, would have been as follows:

	2004	2003
	(Unaudited)
Operating revenue	$6,156,715	$5,351,128
Loss for the year	$(503,754)	$(295,239)
Loss per share:
Basic and diluted	$(1.88)	$(1.16)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

3.	Business combinations (continued):

(d) 2005 acquisitions:

On November 26, 2004, the Company entered into an agreement to purchase the assets related to owning and operating SkyDome, a multi-purpose stadium located in Toronto, Canada. The cash purchase price for the stadium will be approximately $25.0 million, subject to closing adjustments and acquisition-related costs. This transaction closed on January 31, 2005 with the renaming of the stadium as Rogers Centre. This transaction will be recorded in the consolidated financial statements at the date of the acquisition.

4.	Other current assets:

	2004	2003
Inventories	$123,457	$69,318
Video rental inventory	31,132	31,685
Prepaid expenses	88,288	57,812
Acquired program rights	13,651	16,813
Other	3,989	3,365
	$260,517	$178,993

Depreciation expense for video rental inventory is charged to operating, general and administrative expenses and amounted to $62.5 million in 2004 (2003 - $60.4 million). The costs of acquired program rights are amortized to operating, general and administrative expenses over the expected performances of the related programs and amounted to $25.8 million in 2004 (2003 - $20.9 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

5.	Property, plant and equipment:

Details of PP&E are as follows:

	2004		2003
		Net book		Net book
	Cost	value	Cost	value
Land and buildings	$349,029	$286,665	$313,695	$263,262
Towers, head-ends and transmitters	670,229	330,032	593,757	282,612
Distribution cable and subscriber drops	3,707,609	1,891,048	3,438,248	1,855,201
Wireless network equipment	3,091,614	1,635,707	2,629,608	1,369,704
Wireless network radio base station equipment	1,459,153	464,812	1,375,739	465,172
Computer equipment and software	1,310,068	403,423	1,193,064	397,867
Customer equipment	625,130	235,829	613,741	212,026
Leasehold improvements	210,810	86,983	168,296	67,224
Other equipment	495,036	152,338	416,722	126,236
	$11,918,678	$5,486,837	$10,742,870	$5,039,304

Depreciation expense for 2004 amounted to $984.0 million (2003 - $973.6 million).

PP&E not yet in service and, therefore, not depreciated at December 31, 2004 amounted to $305.8 million (2003 - $223.1 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

6.	Goodwill and intangible assets:

	(a)	Goodwill:

	2004	2003
Goodwill	$3,388,687	$1,891,636

A summary of the changes to goodwill is as follows:

	2004	2003
Opening balance	$1,891,636	$1,892,060
Additions to goodwill related to:
Acquisition of Wireless (note 3(a))	615,615	-
Acquisition of Microcell (note 3(b))	750,487	-
Other acquisitions (note 3(c))	53,021	-
Blue Jays (note 7)	95,509	-
Reductions to goodwill related to:
Write-off	(12,225)	-
Dilution of interest in Wireless	(5,356)	(424)
	$3,388,687	$1,891,636

During 2004, Media closed a division, resulting in a write-off of goodwill of $12.2 million.

(b)	Intangible assets:

	2004		2003
		Net book		Net book
	Cost	value	Cost	value
Spectrum licences (i)	$1,017,157	$1,017,157	$396,824	$396,824
Brand names (ii)	406,396	399,469	41,640	2,875
Subscriber base (iii)	942,716	900,068	5,200	520
Player contracts (iv)	119,926	14,339	-	-
Roaming agreements (v)	531,734	524,656	-	-
	$3,017,929	$2,855,689	$443,664	$400,219

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

6.	Goodwill and intangible assets (continued):

Amortization of subscribers, brand licence, player contracts, roaming agreements and other intangible assets in 2004 amounted to $64.3 million (2003 - $23.5 million).

(i)
During 2004, as a result of the acquisitions of Microcell and Wireless, the Company determined the value of the spectrum licences acquired to be $614.3 million. In a spectrum auction conducted by Industry Canada in February 2001, the Company purchased 23 personal communications services licences of 10 megahertz ("MHz") or 20 MHz each, in the 1.9 gigahertz ("GHz") band in various regions across Canada at a cost of $396.8 million, including costs of acquisition. During 2004, the Company acquired spectrum in various licence areas for an aggregate cost of $6.1 million. These amounts have been recorded as spectrum licences. The Company has determined that these licences have indefinite lives for accounting purposes.

(ii)
The Fido brand name was acquired in 2004 as a result of the acquisition of Microcell (note 3(b)). The fair value of the brand name was determined to be $100.0 million and is being amortized over 5 years. The Rogers brand name was acquired in 2004 as a result of the acquisition of 100% of Wireless (note 3(a)). The fair value of the portion of the brand name acquired was determined to be $302.6 million and is being amortized over 20 years. The AT&T brand licence was acquired in 1996 at an aggregate cost of $37.8 million. In December 2003, Wireless announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company determined the useful life of the brand licence ended on December 31, 2003 and accordingly, fully amortized the remaining net book value of $20.0 million.

(iii)
The subscriber base was acquired in 2004 as a result of the acquisitions of Microcell and Wireless (note 3). The fair value of the customer base for Microcell is being amortized over 2.25 years and the fair value of the customer base for Wireless is being amortized over a weighted average of 4.3 years.

	(iv)	Player contracts are related to the value of contracts associated with the Toronto Blue Jays and are being amortized over five years.

	(v)	Roaming agreements are related to the value of roaming contracts associated with Microcell and Wireless (note 3). These agreements are being amortized over 12 years.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

7.	Investments:

			2004		2003
			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value
Investments accounted for by the equity method:
Blue Jays Holdco				$-		$95,720
Other				9,348		5,055
				9,348		100,775
Investments accounted for by the cost method, net of write-downs
Publicly traded companies:
Cogeco Cable Inc.	6,595,675	Subordinate
	(2003 -	Voting
	7,253,800)	Common	$169,179	68,884	$121,501	75,758
Cogeco Inc.	3,399,800	Subordinate
	(2003 -	Voting
	2,724,800)	Common	76,190	44,438	43,488	28,610
Other publicly traded companies			23,772	3,551	25,482	7,508
			269,141	116,873	190,471	111,876
Private companies				12,949		16,570
				$139,170		$229,221

(a)	Toronto Blue Jays Baseball Club:

On January 5, 2004, the Company paid the remaining amount related to the purchase of the 20% minority interest in the Blue Jays of approximately $39.1 million. This payment had no impact on the carrying value or the control of the investment since this liability was recorded at the original date of acquisition.

Effective April 1, 2001, Rogers Telecommunications Ltd. ("RTL"), a company controlled by the controlling shareholder of the Company, acquired the Class A Preferred shares of a subsidiary of RCI that owns the Blue Jays ("Blue Jays Holdco") for $30.0 million. On July 31, 2004, Blue Jays Holdco redeemed and cancelled the 30,000 Class A Preferred shares for $30.0 million, resulting in the control of Blue Jays Holdco being transferred to the Company. Accordingly, commencing July 31, 2004, the Company began to consolidate its investment in Blue Jays Holdco. This had no impact on net income since the Company had previously recorded 100% of the losses of Blue Jays Holdco.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

7.	Investments (continued):

While they were outstanding, the Class A Preferred shares of Blue Jays Holdco had a cumulative dividend rate of 9.167% per annum. These dividends were satisfied in kind by transferring income tax losses to RTL. During 2004, Blue Jays Holdco transferred income tax losses to RTL in the amount of $27.4 million (2003 - $24.0 million) with an agreed value of $2.7 million (2003 - $2.4 million).

From January 1, 2004 to July 30, 2004, cash contributions of $30.1 million (year ended December 31, 2003 - $29.4 million) were made to Blue Jays Holdco.

As a result of the consolidation of the Blue Jays, the net assets included on consolidation effective July 31, 2004 are as follows:

As at July 31, 2004
Assets
Accounts receivable	$32,169
Cash and cash equivalents	70
Other current assets	3,334
Property, plant and equipment	7,166
Goodwill	95,509
Player contracts	27,524
Other long-term assets	36,913
202,685
Liabilities
Accounts payable and accrued liabilities	27,822
Unearned revenue	10,869
Other long-term liabilities	31,151
69,842
Net reduction in investment	$132,843

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

7.	Investments (continued):

(b) Cogeco Inc. and Cogeco Cable Inc. (collectively "Cogeco"):

In November 2004, the Company entered into an agreement with a group unaffiliated with Cogeco, to exchange 658,125 Subordinated Voting shares of Cogeco Cable Inc. ("CCI") for 675,000 Subordinated Voting shares of Cogeco Inc. ("CI"). This transaction was based on the December 13, 2004 closing price and resulted in an increase in the Company's investment in CI of $15.8 million, a decrease in the Company's investment in CCI of $6.9 million and a gain on the exchange of $8.9 million. The Company's total investment in CI represents an approximate 21% equity ownership, representing a 7% voting interest, and in CCI an approximate 16.5% equity ownership, representing a 4% voting interest. Therefore, the Company does not exercise significant influence over either CI or CCI.

In March 2003, the Company entered into agreements to purchase 3.0 million Subordinate Voting shares of CCI in exchange for 2.7 million Class B Non-Voting shares of the Company from a group of investors unaffiliated with Cogeco. This transaction and number of shares exchanged was based on the closing market value of CCI shares on the date of the transaction of $11.727 per share and had the effect of increasing the Company's investment in CCI by $35.3 million, including costs of the transaction.

8.	Deferred charges:

	2004	2003
Financing costs	$81,229	$64,741
Pre-operating costs	3,506	8,854
CRTC commitments	44,746	56,992
Other	4,985	11,893
	$134,466	$142,480

Amortization of deferred charges for 2004 amounted to $35.3 million (2003 - $42.4 million). Accumulated amortization as at December 31, 2004 amounted to $123.9 million (2003 - $138.3 million).

Financing costs of $66.1 million (2003 - $6.2 million) were deferred in connection with the issuance of long-term debt during 2004.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

8.	Deferred charges (continued):

In connection with the repayment of certain long-term debt during the year, the Company wrote-off deferred financing costs of $19.2 million (2003 - $5.5 million) (note 11(e)).

The Company has committed to the Canadian Radio-television and Telecommunications Commission ("CRTC") to spend an aggregate of $77.4 million in operating funds to provide certain benefits to the Canadian broadcasting system. In prior years, the Company agreed to pay $50.0 million in public benefits over seven years relating to the CRTC grant of a new television licence in Toronto, $6.0 million relating to the purchase of 13 radio stations and the remainder relating to a CRTC decision permitting the purchase of Sportsnet, Rogers (Toronto) Ltd. and Rogers (Alberta) Ltd. The amount of these liabilities, included in accounts payable and accrued liabilities, is $48.3 million at December 31, 2004 (2003 - $63.5 million). Commitments are being amortized over periods ranging from six to seven years.

9.	Other long-term assets:

	2004	2003
Deferred pension	$24,184	$17,456
Program rights	45,188	916
Long-term deposits	14,072	11,635
Long-term receivables	3,632	-
Other	2,367	2,805
	$89,443	$32,812

10.	Consolidated statements of cash flows:

	(a)	Change in non-cash working capital:

	2004	2003
Decrease (increase) in accounts receivable	$15,496	$(42,337)
Increase in accounts payable and accrued liabilities	13,525	6,572
Decrease in unearned revenue	(1,811)	(12,743)
Increase in deferred charges and other assets	(89,300)	(80,191)
	$(62,090)	$(128,699)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

10.	Consolidated statements of cash flows (continued):

	(b)	Supplemental cash flow information:

	2004	2003
Income taxes paid	$13,446	$11,606
Interest paid	523,061	507,044

(c)	Supplemental disclosure of non-cash transactions:

	2004	2003
Class B Non-Voting shares issued on conversion of Series E Convertible Preferred shares	$1,752	$203
CCI shares exchanged for CI shares (note 7(b))	(6,874)	-
CCI shares acquired in exchange for CI shares (note 7(b))	15,801	-
Class B Non-Voting shares issued in exchange for Wireless shares (note 3(a))	811,867	-
Options to acquire Class B Non-Voting shares issued in exchange for Wireless options (note 3(a))	73,228	-
Class B Non-Voting shares issued in consideration for acquisition of shares of CCI (note 7(b))	-	35,181

Refer to note 13(a) for details of other non-cash transactions.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt:

			Interest rate	2004	2003
(a)	Corporate:
	(i)	Bank credit facility	Floating	$-	$-
	(ii)	Convertible Debentures, due 2005	5.75%	261,810	271,197
	(iii)	Senior Notes, due 2006	10.50%	75,000	75,000
	(iv)	Convertible Preferred Securities, due 2009 (note 2(s)(i))	5.50%	490,710	469,786
				827,520	815,983
(b)	Wireless:
	(i)	Bank credit facility	Floating	-	138,000
	(ii)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
	(iii)	Senior Secured Notes, due 2007	8.30%	-	253,453
	(iv)	Senior Secured Debentures, due 2008	9.375%	-	430,589
	(v)	Floating Rate Senior Secured Notes, due 2010	Floating	661,980	-
	(vi)	Senior Secured Notes, due 2011	9.625%	589,764	633,276
	(vii)	Senior Secured Notes, due 2011	7.625%	460,000	-
	(viii)	Senior Secured Notes, due 2012	7.25%	565,692	-
	(ix)	Senior Secured Notes, due 2014	6.375%	902,700	-
	(x)	Senior Secured Notes, due 2015	7.50%	661,980	-
	(xi)	Senior Secured Debentures, due 2016	9.75%	186,438	200,193
	(xii)	Senior Subordinated Notes, due 2007	8.80%	-	231,443
	(xiii)	Senior Subordinated Notes, due 2012	8.00%	481,440	-
	(xiv)	Fair value increment arising from purchase accounting		55,232	-
				4,725,226	2,046,954
(c)	Cable:
	(i)	Bank credit facility	Floating	-	36,000
	(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	350,889	376,777
	(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
	(iv)	Senior Secured Second Priority Notes, due 2011	7.25%	175,000	-
	(v)	Senior Secured Second Priority Notes, due 2012	7.875%	421,260	452,340
	(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	421,260	452,340
	(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	421,260	-
	(viii)	Senior Secured Second Priority Debentures, due 2014	9.65%	-	300,000
	(ix)	Senior Secured Second Priority Notes, due 2015	6.75%	337,008	-
	(x)	Senior Secured Second Priority Debentures, due 2032	8-3/4%	240,720	258,480
	(xi)	Senior Subordinated Guaranteed Debentures, due 2015	11.00%	136,819	146,914
				2,954,216	2,472,851
(d)	Media:
	Bank credit facility		Floating	-	63,500
Mortgages and other			Various	34,135	40,730
				8,541,097	5,440,018
Less current portion				618,236	11,498
				$7,922,861	$5,428,520

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

Further details of long-term debt are as follows:

	(a)	Corporate:

		(i)	Bank credit facility:

Effective October 13, 2004, the Company entered into a $1,750.0 million senior secured bridge credit facility with a term of up to two years with a group of Canadian financial institutions. During December 2004, the Company repaid the bridge credit facility in full and cancelled the facility, resulting in a loss on repayment of debt of $7.9 million, comprising the deferred financing costs (note 11(e)).

		(ii)	Convertible Debentures, due 2005:

The Company's U.S. $224.8 million Convertible Debentures (accreted amount -U.S. $217.5 million) mature on November 26, 2005. A portion of the interest equal to approximately 2.95% per annum on the issue price (or 2% per annum on the stated amount at maturity) is paid in cash semi-annually while the balance of the interest will accrue so long as these Convertible Debentures remain outstanding. Each Convertible Debenture has a face value of U.S. $1,000 and is convertible, at the option of the holder at any time, on or prior to maturity, into 34.368 Class B Non-Voting shares. The conversion rate, as at December 31, 2004, equates to a conversion price of U.S. $28.15 per share (2003 - U.S. $27.16 per share). These Convertible Debentures are redeemable in cash, at the option of the Company, at any time. In 2004 and 2003, none of these Convertible Debentures was converted into Class B Non-Voting shares. To date, an aggregate U.S. $0.2 million at maturity has been converted into 6,528 Class B Non-Voting shares.

		(iii)	Senior Notes, due 2006:

The Company's $75.0 million Senior Notes mature on February 14, 2006. Interest on the Senior Notes is paid semi-annually.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

The Company's senior notes and debentures described above are senior unsecured general obligations of the Company ranking equally with each other.

	(iv)	Convertible Preferred Securities, due 2009:

Convertible Preferred Securities were issued in 1999 with a face value of $600.0 million to a subsidiary of Microsoft Corporation ("Microsoft"). These Convertible Preferred Securities bear interest at 5-1/2% per annum, payable quarterly in cash, Class B Non-Voting shares or additional Convertible Preferred Securities, at the Company's option. The Convertible Preferred Securities are convertible, in whole or in part, at any time, at Microsoft's option, into 28.5714 Class B Non-Voting shares per $1,000 aggregate principal amount of Convertible Preferred Securities, representing a conversion price of $35 per Class B Non-Voting share. In August 2004, the Company and Microsoft agreed to amend the terms of such securities whereby certain transfer restrictions will terminate on March 28, 2006 unless a qualifying offer to purchase these securities is made by the Company. In the event such transfer restrictions terminate, during a three month period subsequent to March 28, 2006, the Company has the option to extend the maturity of these securities for up to three years from the original August 11, 2009 maturity date. The Company has the option of repaying the Convertible Preferred Securities in cash or Class B Non-Voting shares.

As part of the transaction to issue the Convertible Preferred Securities, the Company issued 5,333,333 warrants to Microsoft, each exercisable into one Class B Non-Voting share. Since the proceeds of $600.0 million included the 5,333,333 warrants, these were recorded as a separate component of shareholders' equity at their fair value of $24.0 million. These warrants expired on August 11, 2002 and the $24.0 million book value of these warrants was transferred to contributed surplus.

In addition, Canadian GAAP requires that the fair value of the conversion feature of $188.0 million be recorded as a separate component of shareholders' equity. The remaining $388.0 million represented the fair value of the principal amount of the Convertible Preferred Securities at the date of issurance. The $388.0 million principal element is being accreted up to the $600.0 million face value over the term to maturity. The accretion and the 5-1/2% interest are charged to interest expense.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

	(b)	Wireless:

		(i)	Bank credit facility:

On October 8, 2004 Wireless and its bank lenders entered into an amending agreement to Wireless' $700.0 million bank credit facility that provided among other things, for a two year extension to the maturity date and the reduction schedule so that the bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009 with the maturity date on the April 30, 2010. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of capital expenditures has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

At December 31, 2004, no amount (2003 - $138.0 million) of debt was outstanding under the bank credit facility, which provides Wireless with, among other things, up to $700.0 million from a consortium of Canadian financial institutions.

Under the credit facility, Wireless may borrow at various rates, including the bank prime rate or base rate to the bank prime rate or base rate plus 1-3/4% per annum, the bankers' acceptance rate plus 1% to 2-3/4% per annum and the London Inter-Bank Offered Rate ("LIBOR") plus 1% to 2-3/4% per annum. Wireless' bank credit facility requires, among other things, that Wireless satisfy certain financial covenants, including the maintenance of certain financial ratios.

This credit facility is available on a fully revolving basis until the first date specified below, at which time, the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

On April 30:
2008	$140,000
2009	140,000
2010	420,000

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.

	(ii)	Senior Secured Notes, due 2006:

Wireless' $160.0 million Senior Secured Notes mature on June 1, 2006. These notes are redeemable, in whole or in part, at Wireless' option, at any time subject to a certain prepayment premium.

	(iii)	Senior Secured Notes, due 2007:

Wireless' U.S. $196.1 million Senior Secured Notes were redeemed on March 26, 2004, at a redemption price of 102.767% of the aggregate principal amount (note 11(e)).

	(iv)	Senior Secured Debentures, due 2008:

Wireless' U.S. $333.2 million Senior Secured Debentures were redeemed on March 26, 2004 at a redemption price of 104.688% of the aggregate principal amount (note 11(e)).

	(v)	Floating Rate Senior Secured Notes, due 2010:

On November 30, 2004, Wireless issued U.S. $550.0 million of Floating Rate Senior Secured Notes which mature on December 15, 2010. These notes are redeemable in whole or in part, at Wireless' option, at any time on or after December 15, 2006 at 102.0% of the principal amount, declining rateably to 100.0% of the principal amount on or after December 15, 2008, plus, in each case, interest accrued to the redemption date. The Company pays interest on the Floating Rate Notes at LIBOR plus 3.125%, reset quarterly.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

	(vi)	Senior Secured Notes, due 2011:

Wireless' U.S. $490.0 million Senior Secured Notes mature on May 1, 2011. These notes are redeemable, in whole or in part, at Wireless' option, at any time, subject to a certain prepayment premium.

	(vii)	Senior Secured Notes, due 2011:

On November 30, 2004, Wireless issued $460.0 million Senior Secured Notes which mature on December 15, 2011. These notes are redeemable, in whole or in part, at Wireless' option, at any time, subject to a certain prepayment premium.

	(viii)	Senior Secured Notes, due 2012:

On November 30, 2004, Wireless issued U.S. $470.0 million Senior Secured Notes which mature on December 15, 2012. These notes are redeemable, in whole or in part, at Wireless' option at any time, subject to a certain prepayment premium.

	(ix)	Senior Secured Notes, due 2014:

On February 20, 2004 Wireless issued U.S. $750.0 million of Senior Secured Notes due on March 1, 2014. These notes are redeemable, in whole or in part, at Wireless' option at any time, subject to a certain prepayment premium.

	(x)	Senior Secured Notes, due 2015:

On November 30, 2004, Wireless issued U.S. $550.0 million of Senior Secured Notes which mature on March 15, 2015. These notes are redeemable, in whole or in part, at Wireless' option at any time, subject to a certain prepayment premium.

	(xi)	Senior Secured Debentures, due 2016:

Wireless' U.S. $154.9 million Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable, in whole or in part, at Wireless' option, at any time, subject to a certain prepayment premium.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

Each of Wireless' Senior Secured Notes and Debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in note 11(b)(i) and ranks equally with the bank credit facility.

	(xii)	Senior Subordinated Notes, due 2007:

Wireless' U.S. $179.1 million Senior Subordinated Notes were redeemed on March 26, 2004 at a redemption price of 102.933% of the aggregate principal amount (note 11(e)).

	(xiii)	Senior Subordinated Notes, due 2012:

On November 30, 2004, Wireless issued U.S. $400.0 million Senior Subordinated Notes due on December 15, 2012. These notes are redeemable in whole or in part, at Wireless' option, at any time up to December 15, 2008, subject to a certain prepayment premium and at any time on or after December 15, 2008 at 104.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2010.

Interest is paid semi-annually on all of Wireless' notes and debentures with the exception of Wireless' Floating Rate Senior Secured Notes due 2010 for which Wireless pays interest on a quarterly basis.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

	(xiv)	Fair value increment arising from purchase accounting:

The fair value increment on long-term debt is a purchase accounting adjustment required by GAAP as a result of the acquisition of the shares of Wireless during 2004. Under GAAP, the purchase method of accounting requires that the assets and liabilities of an acquired enterprise be revalued to fair value when allocating the purchase price of the acquisition. This fair value increment is recorded only on consolidation at the RCI level and is not recorded in the accounts of Wireless. The fair value increment is amortized over the remaining term of the related debt and recorded as part of interest expense. The fair value increment, applied against the specific debt instruments of Wireless to which it relates, results in the following carrying values at December 31, 2004 of the Wireless debt in the Company's consolidated accounts:

Senior Secured Notes, due 2006	10.50%	$165,572
Senior Secured Notes, due 2010	Floating	665,119
Senior Secured Notes, due 2011	9.625%	630,090
Senior Secured Notes, due 2011	7.625%	461,925
Senior Secured Notes, due 2012	7.25%	569,006
Senior Secured Notes, due 2014	6.375%	883,551
Senior Secured Notes, due 2015	7.50%	665,488
Senior Secured Debentures, due 2016	9.75%	200,349
Senior Subordinated Notes, due 2012	8.00%	484,126
Total		$4,725,226

(c)	Cable:

	(i)	Bank credit facility:

Cable has a bank credit facility of up to $1,075.0 million (the "Bank Credit Facility"). At December 31, 2004, no amount (2003 - $36.0 million) was outstanding under the Bank Credit Facility. The Bank Credit Facility provides for two separate facilities: (i) a $600.0 million senior secured revolving credit facility (the "Tranche A Credit Facility"), which will mature on January 2, 2009 and (ii) a $475.0 million senior secured reducing/revolving credit facility (the "Tranche B Credit Facility"), which is subject to reduction on an annual basis and which will be scheduled to reduce to nil on January 2, 2009, as outlined below. In September 2003, Cable amended its Bank Credit Facility to eliminate the possibility of earlier than scheduled maturity of the Tranche B Credit Facility and established a carve-out, as described in the reduction schedule shown below.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

The Bank Credit Facility is secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of Cable and its wholly-owned subsidiary, Rogers Cable Communications Inc. ("RCCI"), subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds would be applied pro rata to repay all other obligations of Cable secured by senior bonds, including the Tranche B Credit Facility and Cable's senior secured notes and debentures.

The Tranche B Credit Facility is available, subject to the restriction discussed below*, on a reducing/revolving basis, with the original amount of credit available under the Tranche B Credit Facility scheduled to reduce as follows:

Reduction
Date of reduction	at each date
On January 2:
2006	$118,750
2007	118,750
2008	118,750
2009	118,750

*
Of the $475.0 million available under the Tranche B Credit Facility, $400.0 million is reserved to repay the aggregate amount of Cable's Senior Secured Second Priority Notes, due 2005 (the "Notes") (note 11(c)(ii)). When all or any portion of the aggregate amount of the Notes is repaid from time to time from any source, including the Tranche B Credit Facility, then the $400.0 million reserved amount is reduced by an amount equal to the repayment and such amount of the Tranche B Credit Facility becomes fully available to Cable.

The Bank Credit Facility requires, among other things, that Cable satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers' acceptance rate or LIBOR.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

	(ii)	Senior Secured Second Priority Notes, due 2005:

Cable's U.S. $291.5 million Senior Secured Second Priority Notes mature on March 15, 2005.

	(iii)	Senior Secured Second Priority Notes, due 2007:

Cable's $450.0 million Senior Secured Second Priority Notes mature on February 6, 2007. The notes are redeemable at Cable's option, in whole or in part, at any time, subject to a certain prepayment premium.

	(iv)	Senior Secured Second Priority Notes, due 2011:

On November 30, 2004, Cable issued $175.0 million Senior Secured Second Priority Notes due on December 15, 2011. These notes are redeemable at Cable's option, in whole or in part, at any time subject to a certain prepayment premium.

	(v)	Senior Secured Second Priority Notes, due 2012:

Cable's U.S. $350.0 million Senior Secured Second Priority Notes mature on May 1, 2012. The notes are redeemable at Cable's option, in whole or in part, at any time subject to a certain prepayment premium.

	(vi)	Senior Secured Second Priority Notes, due 2013:

On June 19, 2003, Cable issued U.S. $350.0 million Senior Secured Second Priority Notes due June 15, 2013. The notes are redeemable at Cable's option, in whole or in part, at any time subject to a certain prepayment premium.

	(vii)	Senior Secured Second Priority Notes, due 2014:

On March 11, 2004, Cable issued U.S. $350.0 million Senior Secured Second Priority Notes due March 2014. The notes are redeemable at Cable's option, in whole or in part, at any time subject to a certain prepayment premium.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

	(viii)	Senior Secured Second Priority Debentures, due 2014:

In February 2004, Cable redeemed the $300.0 million aggregate principal amount of its Senior Secured Second Priority Debentures, due January 15, 2014 at a redemption price of 104.825% of the aggregate principal amount (note 11(e)).

	(ix)	Senior Secured Second Priority Notes, due 2015:

On November 30, 2004, Cable issued U.S. $280.0 million Senior Secured Second Priority Notes, due on March 15, 2015. The notes are redeemable at Cable's option, in whole or in part, at any time subject to a certain prepayment premium.

	(x)	Senior Secured Second Priority Debentures, due 2032:

Cable's U.S. $200.0 million 8.75% Senior Secured Second Priority Debentures mature on May 1, 2032. The debentures are redeemable at Cable's option, in whole or in part, at any time subject to a certain prepayment premium.

Each of Cable's senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the Bank Credit Facility described in note 11(c)(i) and rank equally in regard to the proceeds of any enforcement of security with the Tranche B Credit Facility.

	(xi)	Senior Subordinated Guaranteed Debentures, due 2015:

Cable's U.S. $113.7 million Senior Subordinated Guaranteed Debentures mature on December 1, 2015. The subordinated debentures are redeemable at Cable's option, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining ratably to 100% of the principal amount on or after December 1, 2009, plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of Cable (including the Bank Credit Facility and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of Cable's notes and debentures.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

	(d)	Media:

Bank credit facility:

At December 31, 2004, Media had no amounts (2003 - $63.5 million) outstanding under its $500.0 million revolving bank credit facility with a consortium of Canadian financial institutions. Borrowings under this facility are available to Media and two wholly-owned subsidiaries, Rogers Broadcasting Limited and Rogers Publishing Limited (collectively, the "Borrowers") for general corporate purposes. Media's bank credit facility is available on a fully revolving basis until maturity on September 30, 2006 and there are no scheduled reductions prior to maturity.

The interest rates charged on this credit facility range from the bank prime rate or U.S. base rate plus 0.25% to 2.50% per annum and the bankers' acceptance rate or LIBOR plus 1.25% to 3.50% per annum. The bank credit facility requires, among other things, that Media satisfy certain financial covenants, including the maintenance of certain financial ratios.

The bank credit facility is secured by floating charge debentures over most of the assets of the Borrowers, subject to certain exceptions. The Borrowers have cross-guaranteed their present and future liabilities and obligations under the credit facility.

	(e)	Debt repayment:

(i)
During 2004, the Company redeemed an aggregate U.S. $708.4 million and Cdn. $300.0 million principal amount of Senior Notes and Debentures and repaid $1,750.0 million related to the bridge credit facility established in connection with the Company's acquisition of Wireless. The Company paid aggregate prepayment premiums of $49.2 million, and wrote off deferred financing costs of $19.2 million, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the year, resulting in a loss on the repayment of debt of $28.2 million.

(ii)
During 2003, the Company redeemed an aggregate U.S. $334.8 million and Cdn. $165.0 million principal amount of Senior Notes and Debentures. The Company paid aggregate prepayment premiums of $19.3 million, and wrote off deferred financing costs of $5.5 million, resulting in a loss on the repayment of debt of $24.8 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

11.	Long-term debt (continued):

	(f)	Weighted average interest rate:

The Company's effective weighted average interest rate on all long-term debt as at December 31, 2004, including the effect of all of the derivative instruments, was 7.98% (2003 - 8.36%).

	(g)	Principal repayments:

As at December 31, 2004, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2005	$618,236
2006	260,553
2007	451,135
2008	706
2009	600,590
Thereafter	6,663,934

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the companies governed by these agreements. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the respective companies. At December 31, 2004, the Company is in compliance with all terms of the long-term debt agreements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

12.	Derivative instruments:

Details of the derivative instruments are as follows:

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2004	notional	rate	notional	amount	fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$4,473,437	1.3363	$5,977,998	$613,667	$932,538
Cross-currency interest rate exchange agreements not accounted for as hedges	661,830	1.2183	806,304	10,882	10,882
Interest exchange agreements not accounted for as hedges	-	-	30,000	2,347	2,347
	5,135,267		6,814,302	626,896	945,767
Transitional gain	-		-	73,505	-
	5,135,267		6,814,302	700,401	945,767
Less current portion	283,437	1.4112	400,000	58,856	61,530
	$4,851,830		$6,414,302	$641,545	$884,237

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2003	notional	rate	notional	amount	fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$1,943,437	1.4647	$2,846,480	$334,784	$381,922
Interest exchange agreements not accounted for as hedges	-	-	30,000	3,363	3,363
	$1,943,437		$2,876,480	$338,147	$385,285

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

12.	Derivative instruments (continued):

Effective January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

The Company adjusted the carrying value of these instruments from $338.1 million at December 31, 2003 to their fair value of $385.3 million on January 1, 2004. The corresponding transitional loss of $47.2 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its derivative instruments, and consequently, on a prospective basis, began to treat approximately U.S. $2,773.4 million notional amount of the aggregate U.S. $2,885.3 million, or 96.1% of these exchange agreements, as hedges for accounting purposes on U.S. $2,773.4 million of U.S. dollar-denominated debt.

A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $80.0 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements.

Amortization of the net transitional gain for the year ended December 31, 2004 was $3.2 million.

On November 30, 2004, the Company entered into an additional aggregate U.S. $1,700.0 million notional principal amount of cross-currency interest rate exchange agreements that meet the requirements of hedge accounting as hedges against foreign exchange fluctuations under AcG-13.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity:

	2004	2003
Capital stock:
Preferred shares:
Held by subsidiary companies:
Nil Series XXVII (2003 - 60,000)	$-	$60,000
Nil Series XXX (2003 - 818,300)	-	10,000
Nil Series XXXI (2003 - 300,000)	-	300,000
	-	370,000
Held by members of the Company's share purchase plans:
Nil Series E Convertible Preferred shares (2003 - 104,488)	-	1,787
	-	371,787
Common shares:
56,235,394 Class A Voting shares (2003 - 56,235,394)	72,313	72,313
218,979,074 Class B Non-Voting shares (2003 - 177,241,646)	355,793	287,978
	428,106	360,291
	428,106	732,078
Deduct:
Amounts receivable from employees under certain share purchase plans	-	1,186
Preferred shares of the Company held by subsidiary companies	-	370,000
	-	371,186
Total capital stock	428,106	360,892
Convertible Preferred Securities (notes 2(s)(i) and 13(b))	188,000	188,000
Contributed surplus	2,288,669	1,169,924
Deficit	(519,441)	(421,222)
	1,957,228	936,702
	$2,385,334	$1,297,594

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

	(a)	Capital stock:

		(i)	Preferred shares:

Rights and conditions:

There are 400 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series.

The Series XXVII Preferred shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate equal to the bank prime rate plus 1-3/4% per annum.

The Series XXX Preferred shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to non-cumulative dividends at a rate of 9-1/2% per annum.

The Series XXXI Preferred shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate of 9-5/8% per annum.

The Series E Convertible Preferred shares are non-voting and are redeemable and retractable under certain conditions. All of these shares are convertible at the option of the holder up to the mandatory date of redemption into Class B Non-Voting shares of the Company at a conversion rate equal to one Class B Non-Voting share for each convertible preferred share to be converted. These shares are entitled to receive, ratably with holders of the Class B Non-Voting shares, cash dividends per share in an amount equal to the cash dividends declared and paid per share on Class B Non-Voting shares.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

	(ii)	Common shares:

Rights and conditions:

There are 56,240,494 authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 50 votes per share. The Class A Voting shares may receive a dividend at a semi-annual rate of up to $0.05 per share only after the Class B Non-Voting shares have been paid a dividend at an annual rate of $0.05 per share. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares with a par value of $1.62478 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.05 per share for each class.

	(iii)	During 2004, the Company completed the following capital stock transactions:

		(a)	On December 31, 2004, 28,072,856 Class B Non-Voting shares with a value of $811.9 million were issued in exchange for Class B Restricted Voting shares of Wireless (note 3(a));

(b)
On April 15, 2004, the Company filed a final shelf prospectus in all of the provinces in Canada and in the U.S. under which it will be able to offer up to aggregate of U.S. $750 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof, for a period of 25 months;

		(c)	On June 16, 2004, 9,541,985 Class B Non-Voting shares were issued under the shelf prospectus for net cash proceeds of $238.9 million;

		(d)	4,019,485 Class B Non-Voting shares were issued to employees upon the exercise of stock options for cash of $62.3 million;

(e)
103,102 Series E Convertible Preferred shares with a value of $1.8 million were converted to 103,102 Class B Non-Voting shares, and 1,386 Series E Convertible Preferred shares were cancelled upon their expiry in April 2004;

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

		(f)	On December 31, 2004, the Company redeemed for cancellation its Series XXVII Preferred shares held by a subsidiary company;

		(g)	On December 1, 2004, the Series XXX Preferred shares held by a subsidiary company were cancelled as a result of the windup of the subsidiary company; and

		(h)	On December 31, 2004, the Company redeemed for cancellation its Series XXXI Preferred shares held by a subsidiary company.

As a result of the above transactions, $1,046.8 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus. In addition, $72.0 million was recorded in contributed surplus related to stock-based compensation (note 13(c)).

	(iv)	During 2003, the Company completed the following capital stock transactions:

		(a)	2,700,000 Class B Non-Voting shares with a value of $35.2 million were issued as consideration for the acquisition of 3,000,000 Subordinated Voting shares of CCI (note 7(b));

(b)
On February 7, 2003, the Company issued an additional 1,329,007 Class B Non-Voting shares related to an acquisition completed in 2001. In December 2003, the Company issued an additional 736,395 Class B Non-Voting shares related to this acquisition;

		(c)	11,889 Series E Convertible Preferred shares with a value of $0.2 million were converted to 11,889 Class B Non-Voting shares and 19,459 Series E Convertible Preferred shares were cancelled;

		(d)	952,250 Class B Non-Voting shares were issued to employees upon the exercise of options for cash of $8.6 million;

		(e)	On June 12, 2003, 12,722,647 Class B Non-Voting shares were issued to a syndicate of Canadian underwriters for net cash proceeds of approximately $239.0 million; and

		(f)	5,100 Class A Voting shares were converted to 5,100 Class B Non-Voting shares.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

(v)
The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

	(b)	Convertible Preferred Securities and Warrants:

As part of the issuance of the Convertible Preferred Securities (note 11(a)(iv)), the Company issued 5,333,333 warrants to Microsoft, each exercisable into one Class B Non-Voting share. These warrants were recorded as a separate component of shareholders' equity at their fair value of $24.0 million. Upon expiration of these warrants on August 11, 2002, $24.0 million was transferred to contributed surplus.

The balance of $188.0 million represents the value of the conversion feature of the Convertible Preferred Securities and is recorded as a separate component of shareholders' equity.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

	(c)	Stock option and share purchase plans:

		(i)	Stock option plans:

Details of the RCI stock option plan are as follows:

The Company's stock option plan provides senior employee participants an incentive to acquire an equity ownership interest in the Company over a period of time and, as a result, reinforces executives' attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company's Management Compensation Committee. There are 15 million options authorized under the 2000 plan, 12.5 million options authorized under the 1996 plan, and 4.75 million options authorized under the 1994 plan. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee as of the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares, as quoted on The Toronto Stock Exchange on the grant date.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

On December 31, 2004, all stock options of Wireless were exchanged for options of RCI (note 3(a)).

At December 31, 2004, a summary of the RCI option plan is as follows:

	2004		2003
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Outstanding, beginning of year	18,981,033	$19.06	16,226,896	$18.82
Granted	303,666	25.88	4,197,800	18.70
Exercised	(4,019,485)	16.97	(952,250)	8.99
Forfeited	(1,154,959)	26.62	(491,413)	27.89
Exchanged from Wireless options	3,965,594	15.48	-	-
Outstanding, end of year	18,075,849	18.37	18,981,033	19.06
Exercisable, end of year	12,184,543	$18.69	12,171,834	$17.85

At December 31, 2004, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price
$ 5.78 - $ 8.92	3,215,476	2.8	$6.68	3,149,850	$6.68
$ 9.38 - $13.17	3,647,045	5.6	11.36	2,197,883	11.76
$14.83 - $20.59	2,304,138	8.1	16.94	544,774	17.70
$20.60 - $26.00	6,728,840	7.1	23.26	4,235,686	23.94
$26.01 - $38.16	2,180,350	5.4	33.72	2,056,350	33.94
	18,075,849	6.0	18.37	12,184,543	18.69

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

At December 31, 2004, as a result of the exchange offer, the following Wireless' stock options were exchanged for RCI options:

	2004		2003
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning of year	4,227,097	$24.22	3,471,017	$25.04
Granted	-	-	1,111,200	20.47
Exercised	(1,875,547)	20.70	(158,495)	18.18
Forfeited	(85,496)	25.31	(196,625)	22.39
Exchanged for RCI options	(2,266,054)	27.09	-	-
Options outstanding, end of year	-	-	4,227,097	24.22
Exercisable, end of year	-	$-	2,291,372	$27.36

On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $7.0 million for stock options granted to employees on or after January 1, 2002 (note 2(p)).

For the year ended December 31, 2004, the Company recorded compensation expense of approximately $15.1 million, related to stock options granted to employees.

As a result of the above transactions and the exchange of Wireless options for RCI options (note 3(a)), $72.0 million was recorded in contributed surplus.

Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the year ended December 31, 2003 would have been increased by $6.4 million, and pro forma net income for the year ended December 31, 2003 would have been $73.0 million ($0.32 per share, basic and $0.31 per share, diluted).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

The weighted average estimated fair value at the date of the grant for RCI options granted during 2004 was $12.64 (2003 - $10.78) per share. No Wireless options were granted in 2004. The weighted average fair value at the date of grant for Wireless options granted for 2003 was $12.20 per share. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
RCI's risk-free interest rate	4.36%	4.42%
Wireless' risk-free interest rate	-	4.50%
RCI's dividend yield	0.38%	0.21%
Wireless' dividend yield	-	-
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	44.81%	50.20%
Volatility factor of the future expected market price of Wireless' Class B Restricted Voting shares	-	55.17%
Weighted average expected life of the RCI options	6.0 years	6.6 years
Weighted average expected life of the Wireless options	-	5.3 years

The weighted average estimated fair value at the date of exchange of Wireless options to RCI options was $22.15. The fair value of each vested RCI option granted upon exchange was estimated at the date of the announcement of the exchange offer to acquire the remaining shares of Wireless held by the public and as at the closing date thereof for unvested options, using the Black-Scholes fair value option pricing model with the following assumptions:

	Vested	Unvested
	options	options
Risk-free interest rate	4.12%	4.07%
Volatility factor of the future market price of RCI's Class B Non-Voting shares	43.06%	43.26%
Dividend yield	0.35%	0.32%
Weighted average expected life of the options	5.33 years	5.71 years

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

	(ii)	Employee share purchase plan:

The employee share purchase plan, which was discontinued in 2003, was provided to enable employees of the Company an opportunity to obtain an equity interest in the Company by permitting them to acquire Class B Non-Voting shares. A total of 1,180,000 Class B Non-Voting shares were set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

Under the terms of the employee share purchase plan, participating employees of the Company received a bonus at the end of the term of the plan. The bonus was calculated as the difference between the share price at the date the employee received the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

Compensation expense recorded for the Company's employee share purchase plan for 2003 was $0.6 million.

In addition, employees of Wireless were able to participate in Wireless' employees share purchase plan. Compensation expense recorded in Wireless for 2003 was $0.3 million. The plan was also discontinued in 2003.

	(iii)	Employee share accumulation plan:

Effective January 1, 2004, the Company established an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee's contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

13.	Shareholders' equity (continued):

The Company records its contribution as compensation expense, which amounted to $1.2 million for the year ended December 31, 2004.

In addition, employees of Wireless were able to participate in Wireless' employee share accumulation plan. The terms were the same as the RCI plan, except the designated administrator of the plan purchased Class B Restricted Voting shares of RWCI on the open market on behalf of the employee. On December 31, 2004, as a result of the Company's acquisition of 100% of the outstanding Class B Restricted Voting shares of RWCI, Wireless employees had the option of using their contributions and Wireless' contributions to purchase RCI Class B Non-Voting shares, or to have their contributions refunded.

	(iv)	Restricted share unit plan:

During 2004, the Company established a restricted share unit plan which enables employees, officers and directors of the Company to participate in the growth and development of the Company by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in the Company. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company, at its option, shall redeem all of the participants' restricted share units in cash or by issuing one Class B Non-Voting share for each restricted share unit. The Company has reserved 2,344,591 Class B Non-Voting shares for issuance under this plan.

At December 31, 2004, 50,916 restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period, taking into account fluctuations in the market price of the Class B Non-Voting shares of the Company. Compensation expense for the year ended December 31, 2004 related to these restricted units was $0.3 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

14.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2004	2003
Future income tax assets:
Non-capital income tax loss carryforwards	$1,219,699	$608,691
Deductions relating to long-term debt and other transactions denominated in foreign currencies	98,523	50,391
Investments	64,081	103,769
Other deductible differences	172,759	38,655
Total future income tax assets	1,555,062	801,506
Less valuation allowance	601,945	606,015
	953,117	195,491
Future income tax liabilities:
Property, plant and equipment and inventory	(35,309)	(121,351)
Goodwill and intangible assets	(890,491)	(48,276)
Other taxable differences	(27,317)	(25,864)
Total future income tax liabilities	(953,117)	(195,491)
Net future income tax asset (liability)	$-	$-

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

As part of the acquisition of Microcell, the Company acquired tax loss carryforwards of approximately $1.75 billion against which a full valuation allowance has been recorded at the date of acquisition. Any reduction in the valuation allowance in future years will be accounted for as a reduction to purchased goodwill.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

14.	Income taxes (continued):

Total income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2004	2003
Statutory income tax rate	35.3%	36.6%
Income tax expense on income before income taxes and non-controlling interest	$5,607	$40,892
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income tax assets	(13,440)	58,345
Adjustments to future income tax assets and liabilities for changes in substantively enacted rates	(920)	(70,502)
Non-taxable portion of capital gains	(2,391)	(9,610)
Non-deductible (non-taxable) foreign exchange on debt and other items	2,491	(46,954)
Non-deductible portion of accreted interest on Convertible Preferred Securities	7,387	7,332
Recovery of prior years' income taxes	(6,660)	(9,206)
Non-deductible portion of losses from investments accounted for by the equity method	3,715	10,514
Other items	(2,563)	(17,758)
Large Corporations Tax	10,221	10,881
Income tax expense (reduction)	$3,447	$(26,066)

As at December 31, 2004, the Company has the following non-capital income tax losses available to reduce future years′ income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2005	$419,034
2006	316,932
2007	649,487
2008	998,161
2009	219,965
2010	159,654
2011	675,392
2012	25,000
$3,463,625

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

15.	Earnings (loss) per share:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	2004	2003
Numerator:
Net income (loss) for the year	$(67,142)	$79,369
Dividends on Series E Preferred shares	-	(11)
Basic earnings (loss) for the year	(67,142)	79,358
Effect of dilutive securities:
Dividends on Series E Preferred shares	-	11
Diluted earnings (loss) for the year	$(67,142)	$79,369
Denominator (in thousands):
Weighted average number of shares outstanding - basic	240,435	225,918
Effect of dilutive securities:
Employee stock options	-	3,565
Series E Preferred shares	-	126
Other	-	825
Weighted average number of shares outstanding - diluted	240,435	230,434
Earnings (loss) per share:
Basic	$(0.28)	$0.35
Diluted	(0.28)	0.34

For 2004 and 2003, the effect of potentially dilutive securities, including the Convertible Debentures and the Convertible Preferred Securities, were excluded from the computation of diluted earnings (loss) per share as their effect is anti-dilutive. In addition, options totalling approximately 18.1 million (2003 - 12.4 million) that are anti-dilutive are excluded from the calculation.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

16.	Pensions:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post-retirement benefits.

Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2004. The next actuarial valuation for funding purposes must be of a date no later than January 1, 2005 for one of the plans. For certain other plans, the next actuarial valuation for funding purposes must be of a date no later than January 1, 2007.

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligation relating to these supplemental plans amounted to approximately $14.1 million at December 31, 2004 (2003 - $11.8 million) and related expense for 2004 was $2.9 million (2003 - $3.2 million).

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits measured at September 30 for the year ended December 31 are as follows:

	2004	2003
Plan assets, at fair value	$402,433	$339,071
Accrued benefit obligations	453,318	368,306
Deficiency of plan assets over accrued benefit obligations	(50,885)	(29,235)
Employer contributions after measurement date	4,851	11,000
Unrecognized transitional obligation	(48,108)	(57,983)
Unamortized past service	4,974	5,803
Unamortized net actuarial loss	113,352	87,871
Deferred pension asset	$24,184	$17,456

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

16.	Pensions (continued):

Pension fund assets consist primarily of fixed income and equity securities, valued at market value. The following information is provided on pension fund assets measured at September 30 for the year ended December 31:

	2004	2003
Plan assets, beginning of year	$339,071	$310,164
Actual return on plan assets	43,053	36,332
Contributions by employees	13,237	13,248
Contributions by employer	25,572	-
Benefits paid	(18,500)	(18,504)
Net transfer out	-	(2,169)
Plan assets, end of year	$402,433	$339,071

Accrued benefit obligations are outlined below measured at September 30 for the year ended December 31:

	2004	2003
Accrued benefit obligations, beginning of year	$368,306	$337,847
Service cost	11,746	11,314
Interest cost	24,003	23,826
Benefits paid	(18,500)	(18,504)
Contributions by employees	13,237	13,248
Actuarial loss	54,526	2,744
Net transfer out	-	(2,169)
Accrued benefit obligations, end of year	$453,318	$368,306

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

16.	Pensions (continued):

Net plan expense is outlined below:

	2004	2003
Plan cost:
Service cost	$11,746	$11,314
Interest cost	24,003	23,826
Actual return on plan assets	(43,053)	(36,332)
Actuarial loss on benefit obligation	54,526	2,744
Costs	47,222	1,552
Differences between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	17,900	14,225
Actuarial (gain) loss	(49,537)	4,708
Plan amendments/prior service cost	829	829
Transitional asset	(9,875)	(9,875)
Net pension expense	$6,539	$11,439

(a)	Actuarial assumptions:

	2004	2003
Weighted average discount rate for accrued benefit obligations	6.25%	6.25%
Weighted average rate of compensation increase	4.00%	4.00%
Weighted average expected long-term rate of return on plan assets	7.25%	7.25%

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

16.	Pensions (continued):

Expected return on assets represents management's best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plans assets based on the fund's target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

The estimated average remaining service periods for the plans range from 9 to 13 years. The Company does not have any curtailment gains or losses.

	(b)	Allocation of plan assets:

	Percentage of	Percentage of
	plan assets,	plan assets,	Target asset
	December 31,	December 31,	allocation
Asset category	2004	2003	percentage
Equity securities	58.9%	59.8%	50.0% to 65.0%
Debt securities	40.2%	38.8%	35.0% to 50.0%
Other (cash)	0.9%	1.4%	0.0% to 1.0%
	100.0%	100.0%

Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company's equity securities comprising approximately 1% of the pooled fund. This results in approximately $0.7 million of the plans' assets being indirectly invested in the Company's equity securities.

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

16.	Pensions (continued):

	(c)	Contributions:

	Employer	Employee	Total
Actual contributions during 2003	$11,000	$13,248	$24,248
Actual contributions during 2004	19,153	13,237	32,390

Expected contributions by the Company in 2005 are estimated to be $23.0 million.

Employee contributions for 2005 are assumed to be at levels similar to 2003 and 2004 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

(d)	Expected cash flows:

Expected benefit payments for fiscal year ending:

2005	$26,000
2006	27,000
2007	28,000
2008	29,300
2009	30,700
141,000
Next 5 years	168,000
$309,000

Blue Jays Holdco and Microcell each has defined contribution plans with total pension expense of $0.9 million in 2004 from the date of consolidation of each to December 31, 2004.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

17.	Segmented information:

	(a)	Operating segments:

The Company provides wireless services, cable services and, through Media, radio and television broadcasting and the publication of magazines and periodicals. All of these operating segments are substantially in Canada. As described in note 7(a), commencing July 31, 2004, the Company began to consolidate Blue Jays Holdco and reporting it as a separate operating segment. Effective January 1, 2005, Blue Jays Holdco became a reporting unit of Media and as a result, will be reported as part of the Media operating segment commencing in 2005. Information by operating segment for the years ended December 31, 2004 and 2003 are as follows:

					Corporate
					items and	Consolidated
2004	Wireless	Cable	Media	Blue Jays	eliminations	Total
Operating revenue	$2,783,525	$1,945,655	$899,763	$61,849	$(82,543)	$5,608,249
Cost of sales	509,540	145,936	142,381	-	-	797,857
Sales and marketing expenses	444,379	248,754	184,197	6,292	-	883,622
Operating, general and administrative expenses	879,215	842,306	451,644	61,726	(42,262)	2,192,629
Management fees	11,675	38,913	13,661	-	(64,249)	-
Depreciation and amortization	497,674	486,038	53,321	14,021	41,497	1,092,551
Operating income (loss)	441,042	183,708	54,559	(20,190)	(17,529)	641,590
Interest on long-term debt	(219,366)	(247,365)	(8,912)	(5,131)	(95,224)	(575,998)
Intercompany:
Interest expense	(7,196)	(552)	(42,225)	-	49,973	-
Dividends	-	-	42,915	-	(42,915)	-
Gain on sale of other investments	1,445	-	-	-	13,009	14,454
Loss on repayment of long-term debt	(2,313)	(18,013)	-	-	(7,884)	(28,210)
Writedown of investments	-	(494)	-	-	(5,527)	(6,021)
Gain (loss) from investments accounted for by the equity method	-	-	1,875	-	(20,569)	(18,694)
Change in fair value of derivative instruments	(7,796)	34,570	-	-	-	26,774
Foreign exchange gain (loss)	(46,714)	(41,089)	358	(512)	20,402	(67,555)
Investment and other income (expense)	6,494	(378)	598	680	22,152	29,546
Income tax reduction (expense)	(6,487)	(1,196)	(988)	(1,618)	6,842	(3,447)
Non-controlling interest	-	-	-	-	(79,581)	(79,581)
Net income (loss) for the year	$159,109	$(90,809)	$48,180	$(26,771)	$(156,851)	$(67,142)
PP&E expenditures	$439,157	$587,906	$19,619	$703	$7,553	$1,054,938
Goodwill acquired	$1,366,102	$-	$53,021	$95,509	$-	$1,514,632
Goodwill	$1,739,465	$926,445	$624,720	$95,509	$2,548	$3,388,687
Identifiable assets	$5,054,803	$3,861,925	$1,062,435	$162,124	$3,131,451	$13,272,738

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

17.	Segmented information (continued):

				Corporate
				items and	Consolidated
2003	Wireless	Cable	Media	eliminations	Total
Operating revenue	$2,207,794	$1,788,122	$854,992	$(59,052)	$4,791,856
Cost of sales	380,771	129,938	131,534	-	642,243
Sales and marketing expenses	361,998	205,068	175,715	-	742,781
Operating, general and administrative expenses	737,453	789,642	441,019	(10,178)	1,957,936
Management fees	11,336	35,385	12,551	(59,272)	-
Depreciation and amortization	518,599	482,050	36,311	3,303	1,040,263
Operating income	197,637	146,039	57,862	7,095	408,633
Interest on long-term debt	(193,506)	(237,803)	(8,296)	(102,293)	(541,898)
Intercompany:
Interest expense	-	(2,867)	(46,380)	49,247	-
Dividends	-	4,488	43,325	(47,813)	-
Gain on sale of other investments	305	-	1,107	16,490	17,902
Loss on repayment of long-term debt	-	(5,945)	-	(18,894)	(24,839)
Gain (loss) from investments accounted for by the equity method	-	-	964	(54,997)	(54,033)
Foreign exchange gain (loss)	135,242	49,302	(852)	120,015	303,707
Investment and other income (expense)	556	(516)	(464)	2,680	2,256
Income tax reduction (expense)	(2,393)	(7,541)	703	35,297	26,066
Non-controlling interest	-	-	-	(58,425)	(58,425)
Net income (loss) for the year	$137,841	$(54,843)	$47,969	$(51,598)	$79,369
PP&E expenditures	$411,933	$509,562	$41,266	$981	$963,742
Goodwill	$378,719	$926,445	$586,472	$-	$1,891,636
Identifiable assets	$3,107,343	$3,727,216	$1,467,149	$163,787	$8,465,495

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

17.	Segmented information (continued):

	(b)	Product revenue:

Revenue from external customers is comprised of the following:

	2004	2003
Wireless:
Postpaid (voice and data)	$2,361,128	$1,911,073
Prepaid	116,658	91,255
One-way messaging	24,480	27,565
Equipment sales	281,259	177,901
	2,783,525	2,207,794
Cable:
Cable	1,253,053	1,186,398
Internet	378,912	322,290
Video store operations	316,954	282,635
Intercompany eliminations	(3,264)	(3,201)
	1,945,655	1,788,122
Media:
Advertising	470,768	456,357
Circulation and subscription	126,852	127,258
Retail	230,865	210,547
Other	71,278	60,830
	899,763	854,992
Blue Jays	61,849	-
Corporate items and intercompany eliminations	(82,543)	(59,052)
	$5,608,249	$4,791,856

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

18.	Related party transactions:

The Company entered into the following related party transactions:

(a)
The Company has entered into certain transactions in the normal course of business with AWE, a shareholder of Wireless until October 13, 2004, and with certain broadcasters in which the Company has an equity interest.

The programming rights acquired from the Blue Jays in 2004 represent the rights acquired from January 1, 2004 to July 30, 2004, after which time the Blue Jays were consolidated.

The amounts billed (paid) to AWE represent amounts to October 13, 2004, after which AWE was no longer a related party.

	2004	2003
Roaming revenue billed to AWE	$12,146	$13,030
Roaming expenses paid to AWE	(8,977)	(13,628)
Fees paid to AWE for over air activation	(31)	(292)
Programming rights acquired from the Blue Jays	(7,972)	(12,028)
Access fees paid to broadcasters accounted for by the equity method	(19,011)	(18,967)
	$(23,845)	$(31,885)

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

(b)
The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. Total amounts paid by the Company to these related parties are as follows:

	2004	2003
Legal services and commissions paid on premiums for insurance coverage	$4,042	$6,100
Telecommunication and programming services	6,340	59,200
Interest charges and other financing fees	37,809	18,105
	$48,191	$83,405

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

18.	Related party transactions (continued):

The Company made payments to (received from) companies controlled by the controlling shareholder of the Company as follows:

	2004	2003
Dividends paid on Class A Voting and Class B Non-Voting shares of the Company	$6,967	$6,972
Dividends paid on Class A Preferred shares of Blue Jays Holdco	2,744	2,419
Charges to the Company for business use of aircraft	473	412
Charges by the Company for rent and reimbursement of office and personnel costs	(125)	(375)
	$10,059	$9,428

19.	Financial instruments:

	(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

(i)
The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, amounts receivable from employees under share purchase plans, mortgages and loans receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these instruments.

		(ii)	Investments:

The fair values of investments, which are publicly traded, are determined by the quoted market values for each of the investments (note 7). Management believes that the fair values of other investments are not significantly different from their carrying amounts.

		(iii)	Long-term receivables:

The fair values of long-term receivables approximate their carrying amounts as the interest rates approximate current market rates.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

19.	Financial instruments (continued):

	(iv)	Long-term debt:

The fair values of each of the Company's long-term debt instruments are based on the period-end trading values except as noted below.

	(v)	Derivative instruments:

The fair values of the Company's interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company's long-term debt and related derivative instruments as at December 31, 2004 and 2003 are as follows:

	2004			2003
	Carrying	Estimated		Carrying	Estimated
	amount	fair value		amount	fair value
Liability:
Long-term debt	$8,541,097	$8,861,038	(1)	$5,440,018	$5,852,408	(1)
Derivative instruments	626,896	945,767		338,147	385,285
	$9,167,993	$9,806,805		$5,778,165	$6,237,693

(1)	The fair values of the Convertible Preferred Securities are not readily determinable and are therefore included at their carrying value of $490.7 million (2003 - $469.8 million).

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

At December 31, 2004, 93.1% of U.S. dollar-denominated debt (2003 - 67.8%) was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by the total derivative instruments.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

19.	Financial instruments (continued):

The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties. The obligations under U.S. $5,135.3 million (2003 - U.S. $1,943.4 million) aggregate notional amount of the cross-currency interest rate exchange agreements are secured by substantially all of the assets of the respective subsidiary companies to which they relate and generally rank equally with the other secured indebtedness of such subsidiary companies.

(vi) Long-term liabilities:

The carrying amounts of long-term liabilities approximate fair values as the interest rates approximate current rates.

	(b)	Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.

20.	Commitments:

(a)
In the ordinary course of business and in addition to the amounts recorded on the consolidated balance sheets and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next two years at a total cost of approximately $62.5 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

20.	Commitments (continued):

(b)
The Company has a 33.33% interest in each of Tech TV Canada and Biography Channel Canada, which are equity-accounted investments. The Company has committed to fund its share of the losses and PP&E expenditures in these new channels to a maximum of $8.8 million, through equity financing and shareholder loans. As at December 31, 2004, the Company has funded a total of $5.6 million.

(c)
Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund ("CTF"), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2005 will amount to approximately $29.5 million.

(d)
The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for player contracts and other contracts at December 31, 2004 are as follows:

Year ending December 31:
2005	$200,365
2006	178,760
2007	144,964
2008	91,926
2009	78,305
2010 and thereafter	107,130
$801,450

Rent expense for 2004 amounted to $134.2 million (2003 - $113.7 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

21.	Guarantees:

The Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:

	(a)	Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2003.  Historically, the Company has not made any significant payments under these indemnifications or guarantees.

	(b)	Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties.  No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2003. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

21.	Guarantees (continued):

(c) Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2003. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

22.	Contingent liabilities:

(a)
The Company requires access to support structures and municipal rights of way in order to deploy its cable television facilities. In a 2003 decision, the Supreme Court of Canada determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to the poles of hydroelectric companies could be substantially increased on a prospective basis and, for certain arrangements, on a retroactive basis. The Company, together with other Ontario cable companies, has applied to the Ontario Energy Board ("OEB") to request that it assert jurisdiction over the fees paid by such companies to hydroelectric distributors. The OEB accepted jurisdiction over this matter in November 2004. The Company expects a decision from the OEB in 2005. The amount of this contingency is presently not determinable, however, management has recorded its best estimate of this liability at December 31, 2004 and 2003.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

22.	Contingent liabilities (continued):

(b)
On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against Wireless and other providers of wireless communications services in Canada. The proceeding involves allegations by Wireless customers of breach of contract, misrepresentation and false advertising with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. Wireless believes it has good defences to the allegations. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. In addition, on December 9, 2004, Wireless was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to its system access fee.

(c)
On April 21, 2004 a proceeding was brought against Microcell and its subsidiary, Microcell Solutions Inc. and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage. Wireless believes it has good defences to the claim.

	(d)	There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net income (loss) in each year would be adjusted as follows:

	2004	2003
Net income (loss) for the year based on Canadian GAAP	$(67,142)	$79,369
Gain on sale of cable systems (b)	(4,028)	(4,028)
Pre-operating costs (c)	5,348	11,150
Equity instruments (d)	18,526	17,645
Capitalized interest, net (d)	3,061	5,405
Financial instruments (h)	(188,420)	(217,514)
Stock-based compensation (i)	15,091	(1,150)
Income taxes (k)	8,374	8,284
Installation revenues, net (l)	2,744	-
Loss on repayment of long-term debt (m)	(28,760)	-
Non-controlling interest	(36,630)	43,173
Other	1,211	516
Net loss based on United States GAAP	$(270,625)	$(57,150)
Basic loss per share based on United States GAAP	$(1.13)	$(0.25)
Diluted loss per share based on United States GAAP	(1.13)	(0.25)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	2004	2003
Shareholders' equity based on Canadian GAAP	$2,385,334	$1,297,594
Gain on sale and issuance of subsidiary shares to non-controlling interest (a)	46,245	46,245
Gain on sale of cable systems (b)	120,937	124,965
Pre-operating costs (c)	(3,506)	(8,854)
Equity instruments (d)	(98,098)	(116,624)
Capitalized interest (e)	41,047	37,986
Unrealized holding gains on investments (f)	152,267	78,596
Acquisition of Cable Atlantic (g)	34,673	34,673
Financial instruments (h)	(248,013)	(59,593)
Stock-based compensation (i)	-	661
Minimum pension liability (j)	(20,970)	(7,858)
Income taxes (k)	(253,567)	(253,567)
Installation revenues, net (l)	2,744	-
Loss on repayment of long-term debt (m)	(28,760)	-
Acquisition of Wireless (n)	2,927	-
Non-controlling interest effect of adjustments	(95,031)	(58,401)
Other	(15,829)	(17,701)
Shareholders' equity based on United States GAAP	$2,022,400	$1,098,122

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)	Gain on sale and issuance of subsidiary shares to non-controlling interest:

Under United States GAAP, the carrying value of the Company's investment in Wireless would be lower than the carrying value under Canadian GAAP as a result of certain differences between Canadian and United States GAAP, as described herein. This results in an increase to the gain on sale and dilution under United States GAAP.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

	(b)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company's cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the gain on sale of the cable television systems in income, net of related future income taxes.

As a result of these transactions, amortization expense under United States GAAP was increased in subsequent years.

	(c)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

	(d)	Equity instruments:

Under Canadian GAAP, the fair value of the liability component of the Convertible Preferred Securities of $388.0 million at the date of issuance is recorded as long-term debt. This liability component is accreted up to the $600.0 million face value of the Convertible Preferred Securites over the term of maturity. This accretion is charged to interest expense. Under Canadian GAAP, the value of the conversion feature of $188.0 million is recorded in shareholders' equity.

Under United States GAAP, the fair value of the conversion feature was not permitted to be separately recorded. The fair value of the liability component of $576.0 million at issuance is recorded outside of shareholders' equity and is accreted up to the $600.0 million face value of the Converible Preferred Securities over the term to maturity. This accretion is charged to interest expense.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

	(e)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

	(f)	Unrealized holding gains and losses on investments:

United States GAAP requires that certain investments in equity securities that have readily determinable fair values be stated in the consolidated balance sheets at their fair values. The unrealized holding gains and losses from these investments, which are considered to be "available-for-sale securities" under United States GAAP, are included as a separate component of shareholders' equity and comprehensive income, net of related future income taxes.

	(g)	Acquisition of Cable Atlantic:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition, whereas Canadian GAAP had required such shares be valued based on the market price at the consummation date of the acquisition. Accordingly, the Class B Non-Voting shares issued in respect of the acquisition of Cable Atlantic in 2001 were recorded at $35.4 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase to contributed surplus in the amount of $35.4 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

	(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for certain of its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges, but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. Foreign exchange translation gains and losses arising from change in period-end foreign exchange rates on the respective long-term debt are also recognized in income.

Under United States GAAP, as a result of the adoption of United States Financial Accounting Standard Board's ("FASB") Statement ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") effective January 1, 2001, the Company recorded a cumulative transition adjustment representing the adjustment necessary to reflect the derivatives at their fair values at that date, net of the offsetting gains/losses on the associated hedged long-term debt. This cumulative transition adjustment is being reflected in income over the remaining term of the related long-term debt. In March 2004, $11.4 million of this cumulative transition adjustment was written off as a result of the repayment of the long-term debt to which it relates (note 23(m)).

	(i)	Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation expense. For United States GAAP purposes, the intrinsic value method is used to account for stock-based compensation of employees. Compensation expense of $15.1 million recognized under Canadian GAAP would not be recognized under United States GAAP for the year ended December 31, 2004. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore, there is no expense under the intrinsic value method for United States GAAP purposes for the year ended December 31, 2004 and 2003.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

Effective January 1, 2004, the Blue Jays were determined to be a variable interest entity for United States GAAP purposes and, as a result, their results were consolidated from that date (note 23(o)). As such, the employees of the Blue Jays were considered employees of the Company effective January 1, 2004 for United States GAAP purposes. The intrinsic value of the options of Blue Jays' employees was calculated as at January 1, 2004 as nil. Prior to 2004, the Blue Jays' employees were not considered employees of the Company. Therefore, compensation expense of $1.2 million for the year ended December 31, 2003 under United States GAAP was determined using the fair value method.

	(j)	Minimum pension liability:

Under United States GAAP, the Company is required to record an additional minimum pension liability for one of its plans to reflect the excess of the accumulated benefit obligation over the fair value of the plan assets. Other comprehensive income has been charged with $8.5 million (2003 - $5.0 million), which is net of income taxes of $4.6 million (2003 - $2.9 million). No such adjustments are required under Canadian GAAP.

	(k)	Income taxes:

Included in the caption "Income taxes" is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP until enacted. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

	(l)	Installation revenues and costs:

Effective January 1, 2004, for Canadian GAAP purposes, cable installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation revenues are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

	(m)	Loss on repayment of long-term debt:

On March 26, 2004, the Company repaid long-term debt resulting in a loss on early repayment of long-term debt of $2.3 million. This loss included, among other items, a $40.2 million gain on the realization of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long-term debt. Under United States GAAP, the Company records cross-currency interest rate exchange agreements at fair value. Therefore, under United States GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $28.8 million, representing the $40.2 million gain net of realization of a gain of $11.4 million, related to the deferred transition adjustment that arose on the adoption of SFAS 133 (note 23(h)).

	(n)	Acquisition of Wireless:

At December 31, 2004, the Company exchanged the outstanding stock options of Wireless for stock options in the Company (note 3(a)). United States GAAP requires that the intrinsic value of the unvested options issued be determined as of the consummation date of the transaction and be recorded as deferred compensation. Canadian GAAP requires that the fair value of unvested options be recorded as deferred compensation. Under United States GAAP, this results in an increase in goodwill in the consolidated accounts of the Company of $2.9 million, with a corresponding adjustment to contributed surplus.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

	(o)	Blue Jays:

Under United States GAAP, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", requires the Company to consolidate the results of the Blue Jays effective January 1, 2004. Under Canadian GAAP, the Company consolidated the Blue Jays effective July 31, 2004. Therefore, the United States GAAP consolidated balance sheet as at December 31, 2004 and net income of the Company for the year then ended would be unchanged from that of Canadian GAAP as the Company recorded 100% of the losses of the Blue Jays. Under United States GAAP, consolidation from January 1, 2004 to July 31, 2004 would result in an increase in revenues of $75.0 million, cost of sales would increase by $70.1 million, sales and marketing costs would increase by $3.8 million, operating general and administrative expenses would increase by $17.8 million, depreciation and amortization would increase by $5.8 million, operating income would be reduced by $22.6 million and losses from equity method investments would decrease by $22.6 million.

	(p)	Statements of cash flows:

(i)
Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before change in non-cash operating items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)
Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total increase in cash and cash equivalents in 2004 in the amount of $254.3 million reflected in the consolidated statements of cash flows would be decreased by $10.3 million and financing activities cash flows would decrease by $10.3 million. The total decrease in cash and cash equivalents in 2003 in the amount of $37.2 million reflected in the consolidated statements of cash flows would be decreased by $10.3 million and financing activities cash flows would be increased by $10.3 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

	(q)	Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders.

	2004	2003
Net loss based on United States GAAP	$(270,625)	$(57,150)
Other comprehensive income, net of income taxes:
Unrealized holding gains arising during the year, net of income taxes	69,586	67,727
Realized gains included in income	(10,567)	(17,902)
Realized losses included in income	1,650	-
Minimum pension liability, net of income taxes	(8,483)	(4,982)
Comprehensive loss based on United States GAAP	$(218,439)	$(12,307)

(r)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2004 were $1,100.9 million (2003 - $800.2 million). At December 31, 2004 accrued liabilities in respect of PP&E totalled $116.0 million (2003 - $88.8 million), accrued interest payable totalled $117.6 million (2003 - $84.0 million), accrued liabilities related to payroll totalled $173.3 million (2003 - $92.5 million), and CRTC commitments totalled $56.5 million (2003 - $71.5 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

	(s)	Pensions:

The Company implemented SFAS No. 132, "Employers Disclosures about Pensions and Other Post-retirement Benefits - an amendment of FASB Statement No. 87, 88 and 106" in the current year. The following summarizes the additional disclosures required and different pension-related amounts recognized or disclosed in the Company's accounts under United States GAAP:

	2004	2003
Current service cost (employer portion)	$11,746	$11,314
Interest cost	24,003	23,826
Expected return on plan assets	(25,153)	(22,107)
Amortization:
Transitional asset (a)	(9,875)	(9,875)
Realized gains included in income (b)	829	829
Net actuarial loss (c)	4,989	7,452
Net periodic pension cost	$6,539	$11,439

	2004	2003
Accrued benefit asset	$3,214	$9,598
Accumulated other comprehensive loss	20,970	7,858
Net amount recognized in balance sheet	$24,184	$17,456

Under United States GAAP, the accrued benefit liability related to the Company's supplemental unfunded pension benefits for certain executives was $12.5 million (2003 - $10.2 million) and the intangible asset was $6.5 million (2003 - $7.1 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2004 and 2003

23.	Canadian and United States accounting policy differences (continued):

(t) Recent United States accounting pronouncements:

SFAS 153, "Exchanges of Non-monetary Assets - an Amendment of APB Opinion 29", was issued in December 2004. Accounting Principles Board ("APB") Opinion 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for the Company for non-monetary asset exchanges occurring in fiscal 2006 and will be applied prospectively. The Company is currently evaluating the impact of this revised standard.

SFAS 123, "Share-Based Payment", is effective for fiscal 2006 of the Company. This revised standard requires companies to recognize in the income statement, the grant-date fair value of stock options and other equity-based compensation issued to employees. The fair value of liability-classified awards is remeasured subsequently at each reporting date through the settlement date while the fair value of equity-classified awards is not subsequently remeasured. The alternative to use the intrinsic value method of APB Opinion 25, which the Company has chosen for United States GAAP purposes, is eliminated with this revised standard. The Company is currently evaluating the impact of this revised standard.

In 2004, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF 03-06, "Participating Securities and the Two-Class Method under SFAS No. 128, Earnings Per Share". The consensus reached addresses the definition of a participating security and the requisite methodology to use to calculate earnings (loss) per share. The consensus reached in Issue 03-06 will be effective for the fiscal year beginning January 1, 2005 and should be applied by restating previously reported earnings (loss) per share. The Company is currently determining the impact of this consensus.

24.	Subsequent event:

On February 7, 2005, the Company was awarded a share of the broadcast rights to the 2010 Olympic Winter Games and the 2012 Olympic Summer Games at a cost of U.S. $31.0 million.